Filed by Aegon N.V.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Aegon N.V.

Commission File No.: 1-10882

Form F-4 Registration No.: 333-273041

Notice to U.S. shareholders

In connection with the proposed Redomiciliation, Aegon N.V. has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a U.S. Shareholder Circular that you are encouraged to review carefully before making any decisions regarding the proposed Redomiciliation. This Shareholder Circular does not constitute an offer to sell or the solicitation of an offer to buy any securities and is not a substitute for the U.S. Shareholder Circular or any other document that Aegon N.V. may file with the SEC or send to U.S. shareholders in connection with the proposed Redomiciliation. U.S. SHAREHOLDERS OF AEGON N.V. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL U.S. SHAREHOLDER CIRCULAR, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AEGON LTD. AND THE PROPOSED REDOMICILIATION. This information is available to you without charge upon your written or oral request. You will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, the documents may be obtained in hard copy free of charge by directing a request in writing or by telephone to Aegon N.V. at Aegonplein 50; 2591 TV The Hague; the Netherlands; Attention: Investor Relations or by e-mail at ir@aegon.com, or by calling our agent for service in the United States of America Andrew S. Williams Telephone: +1 443 475 3243.

The Extraordinary General Meeting of Shareholders of Aegon N.V. will be held on Friday, September 29, 2023 at 09:30 CET at its head office, Aegonplein 50, 2591 TV, The Hague, the Netherlands

Aegon refers to the convocation notice and agenda and explanatory notes for the EGM for a complete overview of the items to be discussed and for the requirements to participate in the EGM.

A livestream of the EGM will be available at www.aegon.com.

Annex I	Comparison of Aegon N.V. and Aegon Ltd. Governance

Annex II	Conversion proposal

Annex III	Board report

Annex IV	Bye-Laws

Annex V	Memorandum of association

Introduction

Dear shareholder,

On June 30, 2023, we announced our intention to change our legal domicile from the Netherlands to Bermuda. Subsequently, Aegon’s group supervision will transfer to the Bermuda Monetary Authority, the current regulator of Aegon’s three insurance and reinsurance entities incorporated in Bermuda under the Transamerica name. Following the combination of our Dutch insurance business with a.s.r. on July 4, 2023, we no longer have a regulated insurance business in the Netherlands. Under Solvency II rules, Aegon’s current de facto group supervisor, the Dutch Central Bank (DNB), can therefore no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. The Solvency II Regime will continue to apply to our insurance businesses located in the European Union. Aegon’s regulated insurance entities in the US, UK, Spain, Portugal and in other jurisdictions will continue to be supervised by their current local regulators.

The change of legal domicile to Bermuda allows us to maintain our headquarters in the Netherlands and to remain a Dutch tax resident. Bermuda has a well-developed system of corporate law, enabling application of international governance standards going forward, and is a well-known location for insurance companies, including three of Aegon’s current subsidiaries. In addition, Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II regime, and by the UK under its own solvency regime. It is also considered to be a qualified jurisdiction and reciprocal jurisdiction by the US National Association of Insurance Commissioners (subject to certain limitations and exceptions). While DNB ceased to be our default group supervisor following the combination of the Dutch insurance business with a.s.r. on the basis of the Solvency II regime, DNB has agreed to temporarily stay on as de facto group supervisor on the basis of a delegation agreement with the Spanish supervisory authority, the Direccíon General de Seguros y Fondos de Pensiones, to ensure a smooth transfer of group supervision. In the interim phase, the presence of a continued and constant delegated group supervisor therefore is ensured.

In the past two and a half years, we have worked hard to execute the strategy as communicated to you at our capital markets day in December 2020. We have been able to deliver on many of our strategic intentions, such as sharpening our strategic focus and improving Aegon’s strategic and financial profile through enhanced operational performance and strengthening of our capital position. The completion of the transaction with a.s.r. on July 4, 2023, formed a leader in the Dutch insurance market and enables Aegon to increase its focus on creating advantaged businesses in chosen markets outside the Netherlands. We believe the proposed redomiciliation will help us succeed in furthering our strategic intentions going forward as presented at our capital markets day on June 22, 2023. Upon completion of the redomiciliation to Bermuda, Aegon’s headquarters will remain in the Netherlands, Aegon will remain a Dutch tax resident and Aegon’s shares will remain listed on Euronext Amsterdam and NYSE. Aegon will continue to report under the IFRS accounting standards. Aegon is exploring the implementation of US GAAP in the medium term, in addition to IFRS, so as to allow for better comparison against US peers and provide long-term strategic flexibility for the Aegon Group.

We ask the Aegon general meeting of shareholders for approval of the proposed redomiciliation. The purpose of this Shareholder Circular is to ensure that Aegon’s shareholders are adequately informed of the facts and circumstances relevant to vote on the approval of the proposed redomiciliation.

As further explained in this Shareholder Circular, the Executive Board and the Supervisory Board of Aegon have concluded that the proposed redomiciliation is in the interest of Aegon and its stakeholders, and unanimously recommend voting in favor of the proposed redomiciliation. We encourage you to read the information in this Shareholder Circular carefully. We hope that you will follow the recommendation of the Executive Board and Supervisory Board and vote in favor of the proposed redomiciliation.

We greatly value your support as shareholder and look forward to the Extraordinary General Meeting on September 29, 2023.

Yours	sincerely,

Lard Friese

CEO and Chairman of the Executive Board

William Connelly

Chairman of the Supervisory Board

1	GLOSSARY

Capitalized terms used in this Shareholder Circular have the meaning given below, unless the context requires otherwise (words in the singular form include the plural form, and vice versa).

“ABN AMRO”	means ABN AMRO Bank N.V.

“Aegon”	means Aegon N.V. until the Luxembourg Conversion Effective Time and (i) after the Luxembourg Conversion Effective Time and before the Bermuda Conversion Effective Time, Aegon S.A., and (ii) after the Bermuda Conversion Effective Time, Aegon Ltd.

“Aegon Corporate Website”	means the corporate website of Aegon, accessible through www.aegon.com

“Aegon Group”	means Aegon together with its subsidiaries

“Aegon Ltd.”	means Aegon Ltd., a Bermuda Ltd.

“Aegon Ltd. Common Share”	means a common share in the share capital of Aegon Ltd.

“Aegon Ltd. Common Share B”	means a common share B in the share capital of Aegon Ltd.

“Aegon Ltd. Share”	means a share in the share capital of Aegon Ltd.

“Aegon NL Business”	means Aegon’s business operations in the Netherlands as will be transferred pursuant to the Business Combination Agreement

“Aegon N.V.”	means Aegon N.V., a Dutch public limited liability company

“Aegon N.V. Common Share”	means a common share in the share capital of Aegon N.V.

“Aegon N.V. Common Share B”	means a common share B in the share capital of Aegon N.V.

“Aegon N.V. Creditor”	means a creditor of Aegon N.V.

“Aegon N.V. Share”	means a share in the share capital of Aegon N.V.

“Aegon S.A.”	means Aegon S.A., a Luxembourg public limited liability company (société anonyme)

“Aegon S.A. Common Share”	means a common share in the share capital of Aegon S.A.

“Aegon S.A. Common Share B”	means a common share B in the share capital of Aegon S.A.

“Aegon S.A. Share”	means a share in the share capital of Aegon S.A.

“AFM”	means the Dutch Authority for the Financial Markets

“Amended 1983 Merger Agreement”	means the merger agreement between Aegon and Vereniging Aegon, as originally entered into on 1983 and as available on the Aegon Corporate Website

“Articles of Association”	means the articles of association of Aegon N.V., as they will read from time to time, and following the Luxembourg Conversion Effective Time, the articles of association of Aegon S.A.

“a.s.r.”	means ASR Nederland N.V.

“Audit Committee Decree”	means the Dutch Decree of July 26, 2008 implementing Article 41 of Directive No. 2006/43/EC of the European Parliament and of the Council of the European Union of May 17, 2006 on statutory audits of annual accounts and consolidated accounts, amending Directives No. 78/660/EEC and No. 83/349/EEC of the Council of the European Communities and repealing Directive No. 84/253/EEC of the Council of the European Communities

“Bermuda Conversion”	has the meaning as set out in Section 2.3 (Structure of the Redomiciliation)

“Bermuda Conversion Effective Time”	has the meaning as set out in Section 2.3 (Structure of the Redomiciliation)

“Bermuda Ltd.”	means an exempted company with liability limited by shares incorporated pursuant to the Companies Act

“BMA”	means the Bermuda Monetary Authority

“Board”	means (i) after the Luxembourg Conversion Effective Time and before the Bermuda Conversion Effective Time, the board of directors of Aegon S.A. and (ii) after the Bermuda Conversion Effective Time, the board of directors of Aegon Ltd.

“Board Report”	means the report prepared by the Executive Board, in respect of the Conversion Proposal

“Board Regulations”	means the Board regulations of Aegon Ltd. as they will read upon completion of the Redomiciliation

“Business Combination Agreement”	means the business combination agreement agreed between Aegon and a.s.r. on October 27, 2022

“Bye-Laws”	means the bye-laws of Aegon Ltd. as they will read upon completion of the Redomiciliation

“Code”	means the U.S. Internal Revenue Code of 1986, as amended

“ComFrame”	means the Common Framework for the Supervision of Internationally Active Insurance Groups issued by the International Association of Insurance Supervisors

“Common Share”	means a common share in the share capital of Aegon

“Companies Act”	means the Companies Act 1981 of Bermuda

“Company Secretary”	means the company secretary of Aegon

“Conversion Proposal”	means the draft terms of the Luxembourg Conversion, drawn up by the Executive Board

“Creditor Opposition Period”	means the one-month period following the date of publication in a nationally-distributed newspaper in the Netherlands of the filing of the Conversion Proposal

“CSRD”	means directive (EU) 2022/2464 of the European Parliament and of the Council of December 14, 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting

“DGSFP”	means the Spanish Dirección General de Seguros y Fondo de Pensiones

“DNB”	means the Dutch Central Bank

“Dutch EGM”	means the extraordinary general meeting of Aegon N.V., to be held on September 29, 2023

“Dutch EGM Record Date”	means the record date of the Dutch EGM, being the 28th day prior to the date of the Dutch EGM

“Dutch Implementation Act”	means the law implementing the Mobility Directive into Dutch law, which will enter into force on September 1, 2023

“Dutch Securities Transactions Act”	means the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer)

“Dutch State Gazette”	means the Dutch state gazette (staatscourant)

“Dutch Trade Register”	means the Dutch trade register (handelsregister)

“EEA”	means the European Economic Area

“EIOPA”	means the European Insurance and Occupational Pensions Authority

“Enterprise Chamber”	means the Enterprise Chamber of the Amsterdam court of appeal

“Euronext Amsterdam”	means the regulated market of Euronext Amsterdam N.V.

“Executive Board”	means Aegon N.V.’s executive board

“General Meeting”	means the general meeting of Aegon

“Joint Guidelines”	means EBA and ESMA Joint Guidelines (revised) on Suitability of members of the management board and key function holders (EBA/GL/2021/06)

“Luxembourg Conversion”	has the meaning as set out in Section 2.3 (Structure of the Redomiciliation)

“Luxembourg Conversion Effective Time”	has the meaning as set out in Section 2.3 (Structure of the Redomiciliation)

“Luxembourg EGM”	means the extraordinary general meeting of Aegon to be held in Luxembourg on or around September 30, 2023

“Luxembourg EGM Record Date”	means the record date for the Luxembourg EGM, being the 28 th day prior to the date of the Luxembourg EGM

“Management Board”	means the management board of Aegon

“Memorandum of Association”	means the memorandum of continuance of Aegon Ltd. as it will read upon completion of the Redomiciliation, which will serve as Aegon Ltd.’s memorandum of association

“Mobility Directive”	means Directive (EU) 2019/2121 of the European Parliament and of the Council of November 27, 2019 amending Directive (EU) 2017/1132 as regards cross-border conversions, mergers and divisions

“NAIC”	means the US National Association of Insurance Commissioners

“NYRSs”	means the Aegon N.V. Shares held in New York registry form

“NYSE”	means the New York Stock Exchange

“NYSE Listing Rules”	means the New York Stock Exchange Listed Company Manual

“Pre-Mobility Directive Conversion Provisions”	has the meaning as set out in Section 2.3.7

“Redomiciliation”	means the change in legal domicile of Aegon by means of the cross -border conversion of Aegon N.V. into Aegon S.A. and the subsequent cross-border conversion of Aegon S.A. into Aegon Ltd.

“Share”	means a share in the share capital of Aegon

“Shareholder”	means a shareholder of Aegon

“Shareholder Circular”	means this shareholder circular

“Solvency II Regime”	means the Solvency II Directive and Delegated Regulation as well as implementing standards and guidelines

“Special Cause”	has the meaning ascribed to it in the Voting Rights Agreement

“Supervisory Board”	means Aegon N.V.’s supervisory board

“Trading Day”	means a day on which trading generally occurs on Euronext Amsterdam or NYSE

“Transaction”	means the sale of the Aegon NL Business to be combined with a.s.r.’s business operations in the Netherlands, in return for (i) a cash consideration of EUR 2.5 billion, subject to a downward adjustment of approximately EUR 0.3 billion in relation to a.s.r.’s share issuance of October 28, 2022 and to certain other adjustments and (ii) a 29.99% shareholding in a.s.r.

“Voting Rights Agreement”	means the voting rights agreement between Aegon and Vereniging Aegon, as originally entered into on May 26, 2003 and as available on the Aegon Corporate Website

2	THE REDOMICILIATION

2.1	Introduction

2.1.1

On June 30, 2023, Aegon announced its intention to change its legal domicile to Bermuda. Subsequently, Aegon’s group supervision will change from DNB to the BMA. Upon completion of the Redomiciliation, Aegon’s headquarters will remain in the Netherlands, Aegon will remain a Dutch tax resident and the Common Shares will remain listed on Euronext Amsterdam and NYSE.

2.1.2

Dutch law currently does not facilitate a direct change of the legal domicile of a Dutch public limited liability company (such as Aegon N.V.) to a jurisdiction outside the European Economic Area. In view thereof, Aegon as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the European Economic Area that does facilitate a change of legal domicile to a jurisdiction outside the European Economic Area, and shortly thereafter change its legal domicile to Bermuda. Therefore, the Redomiciliation consists of two principal steps: (i) the Luxembourg Conversion and (ii) the Bermuda Conversion, and requires two General Meetings for the approval and implementation thereof. First, the Dutch EGM will resolve on the Luxembourg Conversion and subsequently the Luxembourg EGM will resolve on the Bermuda Conversion.

2.1.3

This Shareholder Circular provides the background to, the strategic reasons for and the key terms of the Redomiciliation, as well as an explanation of the various voting items relating to the Luxembourg Conversion in the agenda. As the Luxembourg Conversion and the Bermuda Conversion cannot be viewed independently of each other and together constitute the Redomiciliation, this Shareholder Circular will also serve to provide Shareholders with the relevant information regarding the Bermuda Conversion to be voted on at the Luxembourg EGM and thus the Redomiciliation as a whole. In addition to this Shareholder Circular, Aegon has submitted to the SEC in relation to its listing on NYSE a registration statement on Form F-4 which has been reviewed by the SEC and was declared effective on July 21, 2023. Aegon advises in particular its U.S. Shareholders to carefully review this document. See “Notice to U.S. Shareholders” on the cover page of this Shareholder Circular.

2.2	Reasons for the Redomiciliation

Background for the Redomiciliation

2.2.1

As a result of the Transaction, the Aegon Group no longer has a regulated insurance entity presence in the Netherlands. Under the Solvency II Regime, Aegon’s current de facto group supervisor, DNB, can therefore no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda.

2.2.2

Bermuda hosts many respected international insurance companies, including three of Aegon’s subsidiaries. Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II Regime, and by the UK under its own Solvency UK regime. It has also been designated as a qualified jurisdiction and reciprocal jurisdiction by the NAIC. This enables insurance companies that are regulated by the BMA to easily conduct cross-border business. Aegon’s regulated insurance entities in the US, UK, Spain, Portugal and in other jurisdictions will continue to be supervised by their current local regulators. In addition, Aegon’s asset management activities in the Netherlands will continue to be supervised by the AFM and DNB.

2.2.3

The change of legal domicile to Bermuda allows for continued application of the IFRS framework. In addition to the IFRS framework, Aegon explores the implementation of the US GAAP accounting framework in the medium term to allow for better comparison against US peers and provide long-term strategic flexibility for the Aegon Group. In addition, a change in legal domicile to Bermuda allows Aegon to maintain its headquarters in the Netherlands and remain a Dutch tax resident. Finally, Bermuda is a well-known location for insurance companies, including three of Aegon’s subsidiaries, and has a well-developed corporate law system that fits Aegon’s intended governance, based on international governance standards, going forward.

Effects of the Redomiciliation

Continuation of Aegon

2.2.4

Aegon will retain its legal personality and will continue to exist throughout the Redomiciliation process. All assets and liabilities, rights, obligations and other legal relationships of Aegon N.V. will remain with Aegon S.A. and subsequently Aegon Ltd. without Aegon being liquidated in the process. Aegon N.V. Shares will become Aegon S.A. Shares and subsequently Aegon Ltd. Shares upon completion of the Redomiciliation and the Shares will at all times continue to be outstanding without interruption and remain listed on Euronext Amsterdam and NYSE throughout the Redomiciliation process.

Group supervision

2.2.5

Following completion of the Transaction, Aegon no longer has a regulated insurance entity presence in the Netherlands. After an interim period during which DNB de facto continues to fulfill the role of group supervisor, DNB will no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. The key elements of the group supervision as to be exercised by the BMA are set out in Section 3.3 (Post-Redomiciliation Regulatory Framework).

2.2.6

The remaining European regulated insurance entities in the group that are established in the EEA, will remain subject to supervision by their relevant regulators at individual level pursuant to the Solvency II Regime. Aegon’s regulated entities established in other jurisdictions will also remain subject to their relevant regulators at the individual level. In addition, subgroup supervision will be exercised by the UK Prudential Regulatory Authority with respect to entities established in the United Kingdom as subsidiaries of Aegon Europe Holding B.V. on the basis of the relevant provisions of the UK regulatory regime for insurers.

Governance

2.2.7

After the Redomiciliation, Aegon will be subject to Bermuda law and its governance will predominantly be determined by its Bye-Laws and Board Regulations, guided by well-recognized and accepted international governance standards. Accordingly, the rights of Shareholders will be determined by Bermuda law and these governing documents. Following the Redomiciliation, Shareholders will continue to hold the same relative equity and voting interests that they currently hold in Aegon. The governance of Aegon Ltd. is described in Chapter 3 (Governance and regulatory framework following the Redomiciliation). The changes in governance resulting from the Redomiciliation are described in the comparison table of governance of Aegon N.V. and Aegon Ltd., included as Annex I (Comparison of Aegon N.V. and Aegon Ltd. governance) to this ShareholderCircular.

Tax consequences

2.2.8

Aegon will remain a Dutch tax resident after the Redomiciliation. Aegon is not pursuing the Redomiciliation for tax reasons. The Dutch dividend withholding tax, corporate income tax and personal income tax treatment of Shareholders after the Redomiciliation is expected to generally remain the same as before the Redomiciliation. A description of key Dutch and U.S. federal income tax considerations of the Redomiciliation is set out in Chapter 4 (Taxation).

Capital management

2.2.9

The changes in legal domicile and group supervision are not expected to have a material impact on Aegon’s capital management framework. Aegon’s capital management approach will continue to focus on capitalization of its operating units, cash capital at the holding level and gross financial leverage. While Aegon’s actions impacting its capital position are subject to ongoing compliance with regulatory requirements, neither the intended return of a substantial portion of the cash consideration received from a.s.r. through a EUR 1.5 billion share buyback program (which commenced on July 6, 2023, and barring unforeseen circumstances is expected to be completed on or before June 30, 2024) nor the intended reduction of Aegon’s gross financial leverage by up to EUR 700 million is expected to be affected by the Redomiciliation.

2.3	Structure of the Redomiciliation

General overview

2.3.1

Dutch law currently does not facilitate a direct change of legal domicile of a Dutch public limited liability company (such as Aegon) to a jurisdiction outside the European Economic Area. Therefore, Aegon as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the European Economic Area that does facilitate a change of legal domicile to a jurisdiction outside the European Economic Area and shortly thereafter change its legal domicile to Bermuda. As a result, the Redomiciliation comprises various steps. The two principal steps are set out below:

Step 1:	the cross-border conversion of Aegon N.V. into Aegon S.A. (the “Luxembourg Conversion”), which will be resolved upon at the Dutch EGM;

Step 2:	the cross-border conversion of Aegon S.A. into Aegon Ltd. (the “Bermuda Conversion”), which will be resolved upon at the Luxembourg EGM.

2.3.2

Upon the Luxembourg Conversion taking effect (the “Luxembourg Conversion Effective Time”), Aegon will retain its legal personality without interruption and will continue to exist as a Luxembourg company (a Luxembourg société anonyme) governed by the laws of Luxembourg. All assets and liabilities, rights, obligations and other legal relationships of Aegon N.V. will remain with Aegon S.A., and Aegon N.V. will not be liquidated in the process.

2.3.3

Similarly, upon the Bermuda Conversion taking effect (the “Bermuda Conversion Effective Time”), Aegon will retain its legal personality without interruption and will continue to exist as a Bermuda Ltd. governed by the laws of Bermuda. All assets and liabilities, rights, obligations and other legal relationships of Aegon S.A. will remain with Aegon Ltd., and Aegon S.A. will not be liquidated in the process.

2.3.4

At the Luxembourg Conversion Effective Time, all Aegon N.V. Shares will remain issued, and will become Aegon S.A. Shares pursuant to the Luxembourg Conversion. At the Bermuda Conversion Effective Time, all Aegon S.A. Shares will remain issued, and will become Aegon Ltd. Shares. Each Shareholder will eventually hold one Aegon Ltd. Share immediately after the Bermuda Conversion Effective Time for each Aegon N.V. Share held immediately prior to the Luxembourg Conversion Effective Time.

2.3.5

Both the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time are expected to occur on the same day – the day of the Luxembourg EGM – with the Bermuda Conversion Effective Time expected to occur as soon practicable following the Luxembourg Conversion Effective Time. Between the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time, should markets be open for trading, the Shares may not be eligible to be traded on Euronext Amsterdam and NYSE. Each Shareholder will eventually hold one Aegon Ltd. Share immediately after the Bermuda Conversion Effective Time for each Aegon N.V. Share held immediately prior to the Luxembourg Conversion Effective Time.

Mobility Directive

2.3.6

The legal framework for cross-border movement of companies in the European Union is currently in the process of being changed. The European Union has adopted the Mobility Directive, which aims at facilitating such cross-border movements. The Dutch Implementation Act will come into effect on September 1, 2023.

2.3.7

The Dutch Implementation Act includes a transitional provision that provides that the legal provisions applicable prior to the entry into force of the Dutch Implementation Act (the “Pre-Mobility Directive Conversion Provisions”) shall continue to apply to cross-border conversions for which the conversion proposal has been filed at the office of the Dutch Trade Register ahead of the entry into force of the Dutch Implementation Act. The Conversion Proposal was filed with the Dutch Trade Register on June 30, 2023, ahead of the implementation of the Dutch Implementation Act, as a result of which the Luxembourg Conversion is to be implemented in accordance with the Pre-Mobility Directive Conversion Provisions, irrespective of whether the Luxembourg Conversion takes place before or after the entry into force of the Dutch Implementation Act. In view thereof, Aegon has implemented a procedure for the Luxembourg Conversion taking into account the Pre-Mobility Directive Conversion Provisions as well as the Dutch Implementation Act, both to the extent practicable.

Conversion Proposal and Board Report – Luxembourg Conversion

2.3.8

The Executive Board has prepared and adopted the Conversion Proposal which sets out the proposed terms and conditions of the Luxembourg Conversion. The Conversion Proposal has been filed with the Dutch Trade Register on June 30, 2023, and communicated to the public in the Netherlands through a notice in a nationally distributed newspaper in the Netherlands on July 1, 2023, and the Dutch State Gazette on July 4, 2023. The Conversion Proposal is available at Aegon’s head office at Aegonplein 50, 2591 TV, The Hague, the Netherlands, and the Aegon Corporate Website (www.aegon.com), up to and including the date of the Luxembourg Conversion Effective Time. The Conversion Proposal is included as Annex II (Luxembourg Conversion Proposal) to this Shareholder Circular.

2.3.9

The Executive Board has furthermore adopted the Board Report, explaining the reasons for the Luxembourg Conversion, the anticipated effect on operations and commentary from a legal, economic and social point of view. The Board Report is available at Aegon’s head office at Aegonplein 50, 2591 TV, The Hague, the Netherlands, and at the Aegon Corporate Website (www.aegon.com), up to and including the date of the Luxembourg Conversion Effective Time. The Board Report is included as Annex III (Board Report) to this Shareholder Circular.

Conditions for the Redomiciliation

2.3.10

The Luxembourg Conversion, and therefore the Redomiciliation, will only be implemented if the Executive Board, at its full discretion, resolves to implement the Luxembourg Conversion and the Redomiciliation. The Executive Board will only resolve on the implementation of the Luxembourg Conversion and the Redomiciliation if sufficient proxies and voting instructions approving the required resolutions at the Luxembourg EGM, as determined by the Executive Board at its full discretion, have been obtained from Shareholders for the Luxembourg EGM as set out in Section 2.7 (Decision-making in the Dutch EGM and Luxembourg EGM).

2.3.11

The Bermuda Conversion requires the customary confirmatory approval of the BMA and the Bermuda minister of finance acting through the Bermuda Registrar of Companies that the formalities for changing the legal domicile to Bermuda prescribed by the Bermuda Companies Act have been satisfied. These approvals are expected to be obtained upon registration in Bermuda.

Euronext Amsterdam/NYSE listing

2.3.12

The Common Shares will trade as Aegon N.V. Common Shares until the close of trading on the last Trading Day before the Redomiciliation and as Aegon Ltd. Common Shares on the first Trading Day after the Redomiciliation. The Common Shares will remain listed on Euronext Amsterdam and NYSE throughout the Redomiciliation process and there will be no (re-)admission to trading of Common Shares on Euronext Amsterdam and NYSE. Should the market be open for trading between the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time, the Shares may not be eligible to be traded on Euronext Amsterdam and NYSE.

2.3.13

Following the Luxembourg Conversion, Aegon N.V. Shares will remain issued and become Aegon S.A. Shares at the Luxembourg Conversion Effective Time, and Shareholders will from that moment hold Aegon S.A. Shares.

2.3.14

Following the Bermuda Conversion, Aegon S.A. Shares will remain issued and become Aegon Ltd. Shares at the Bermuda Conversion Effective Time, and Shareholders will from that moment hold Aegon Ltd. Shares.

2.3.15

Any trades in Aegon N.V. Common Shares on Euronext Amsterdam (through the systems of Euroclear Nederland) or on NYSE during the period of two Trading Days ending on the day on which the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time occurs, will be settled in the form of Aegon Ltd. Common Shares. Upon completion of the Redomiciliation, the identifiers (such as the ISIN) of the outstanding shares issued by Aegon will change. Aegon expects that following the Redomiciliation:

•	the Aegon Ltd. Common Shares will have the ISIN BMG0112X1056; and

•	the NYRSs will have the ISIN BM0076CA1044 and the CUSIP 0076CA 104.

2.4	Creditor opposition

2.4.1

Although the Pre-Mobility Directive Conversion Provisions do not provide for a creditor opposition period, Aegon has decided to facilitate the Creditor Opposition Period. During the Creditor Opposition Period any Aegon N.V. Creditor was able to file a request with the district court of The Hague opposing the Luxembourg Conversion substantiating (i) that the financial position of Aegon N.V. after the Luxembourg Conversion does not provide the Aegon N.V. Creditor with sufficient safeguards that its claim will be repaid, and (ii) that it has received insufficient additional safeguards from Aegon N.V. that its debt will be paid.

2.4.2

The Luxembourg Conversion will not alter the financial position of Aegon nor the requirement or ability to pay its debts. No Aegon N.V. Creditor has filed a request with the district court of The Hague opposing the Luxembourg Conversion during the Creditor Opposition Period.

2.5	Interim Luxembourg governance

2.5.1

As a result of the Redomiciliation consisting of two principal steps: (i) the Luxembourg Conversion and (ii) the Bermuda Conversion, Aegon will be Aegon S.A. for a limited amount of time between the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time (which is expected to take place on the same day as the Luxembourg Conversion, as soon as practicable following the Luxembourg Conversion Effective Time).

2.5.2

During this limited time, Aegon S.A. will be governed by Luxembourg law and the Articles of Association will be amended. The amendment of the Articles of Association is annexed as Schedule 1 to the Conversion Proposal. The Articles of Association of Aegon S.A. do not reflect the final governance of Aegon after completion of the Redomiciliation; the post-Redomiciliation governance is reflected in the Bye-Laws, as further explained in Section 3.1.

2.6	No Regulatory Approvals required for the Redomiciliation

As set out in Section 2.3, the Redomiciliation will take place through a two-step cross-border conversion, where each conversion will change the legal form and legal domicile of Aegon by an amendment of its Articles of Association. Upon each conversion, Aegon continues to exist and its assets and liabilities will not be liquidated or transferred. Aegon does not need to be re-established in the respective jurisdiction of destination, i.e., in Luxembourg or Bermuda. As a result, neither the Luxembourg Conversion nor the Bermuda Conversion is expected to require Aegon to obtain a declaration of no objection from DNB or from other regulators for the acquisition of a qualifying holding in the Aegon regulated entities. Aegon intends to keep DNB and other relevant regulators informed of the process and timelines for the Redomiciliation. Where applicable, Aegon will timely submit the required pre- and post-notification filings.

2.7	Decision-making in the Dutch EGM and Luxembourg EGM

Dutch EGM

2.7.1

The agenda of the Dutch EGM contains the voting items relating to the Luxembourg Conversion and certain post-Redomiciliation governance aspects. Please also refer to the agenda and explanatory notes to the Dutch EGM as published on the Aegon Corporate Website (www.aegon.com).

2.7.2	The vote on the Luxembourg Conversion will be subject to a two-thirds majority of the votes cast. All other voting items at the Dutch EGM will require a simple majority of votes cast.

2.7.3

Further information relating to the manner in which to register and the requirements to participate in the Dutch EGM, as well as how to vote are set out in the convocation notice for the Dutch EGM, which may be found on the Aegon Corporate Website (www.aegon.com).

Luxembourg EGM

2.7.4

The agenda for the Luxembourg EGM contains a voting item on the Bermuda Conversion, which also includes the change of the name from “Aegon S.A.” to “Aegon Ltd.”, the approval of the Memorandum of Association and the adoption of the Bye-Laws. Please also refer to the agenda and explanatory notes to the Luxembourg EGM as published on the Aegon Corporate Website (www.aegon.com).

2.7.5	The vote on the Bermuda Conversion requires a two-thirds majority of the votes cast and a quorum of half of the issued share capital.

2.7.6

Further information relating to the manner in which to register and the requirements to participate in the Luxembourg EGM as well as how to vote are set out in the convening notice for the Luxembourg EGM, which may be found on the Aegon Corporate Website (www.aegon.com).

Visibility on voting ahead for the Luxembourg EGM

2.7.7

Shareholders are strongly encouraged to cast their votes for the Luxembourg EGM no later than the seventh day prior to the Luxembourg EGM (see Section 2.8 (Expected timetable for the principal events of the Redomiciliation)) in the manner described below. Voting instructions and proxies so provided will be shared with Aegon ahead of the Luxembourg EGM. This will provide the Executive Board and the Supervisory Board with the required visibility on the adoption of the voting items at the Luxembourg EGM ahead of the Luxembourg EGM.

2.7.8

The Executive Board considers it in the interest of Aegon and its stakeholders to prevent that the Luxembourg Conversion is implemented without also thereafter implementing the Bermuda Conversion. Accordingly, if insufficient voting instructions and proxies have been obtained to approve the Bermuda Conversion and the related proposals at the Luxembourg EGM and to satisfy the applicable quorum requirements, the Executive Board will cancel the Luxembourg EGM and will not implement the Luxembourg Conversion. As a result, the Redomiciliation will not be implemented. In such event, Aegon would maintain its legal domicile in the Netherlands and have to re-engage with its College of Supervisors on the implications on group supervision, as the current arrangements assume an interim period followed by the Redomiciliation, with DNB de facto fulfilling the role of group supervisor of Aegon for the limited duration of this interim period only. The Executive Board may also resolve at its own discretion to convene a new Luxembourg EGM for a new vote on the Bermuda Conversion.

Vereniging Aegon

2.7.9

Vereniging Aegon, pursuant to the terms of a voting undertaking agreement, dated as of June 29, 2023 between Aegon and Vereniging Aegon, shall vote (i) all of its Aegon N.V. Common Shares and Common Shares B (based on one vote per 40 Aegon N.V. Common Shares B), representing approximately 17.0% of the voting rights in Aegon N.V., in favor of the Luxembourg Conversion at the Dutch EGM and (ii) all of its Aegon S.A. Common Shares and Aegon S.A. Common Shares B in favor of the Bermuda Conversion at the Luxembourg EGM (based on one vote per 40 Aegon S.A. Common Shares B) representing approximately 17.0% of the voting rights in Aegon S.A.

2.8	Expected timetable for the principal events of the Redomiciliation

2.8.1

The dates and times given are indicative only and are based on current expectations and may be subject to change. In addition, other factors outside Aegon’s control may create significant delays in the timetable for the Redomiciliation or certain steps thereof or require Aegon to change the period between certain steps. If any of the stated times and/or dates change, the revised times and/or dates will be announced by Aegon in due course.

Principal events	Expected time and/or date

Publication of the Conversion Proposal	June 30, 2023

Formal announcement of the filing of the Conversion Proposal	July 1, 2023

First day Creditor Opposition Period	July 2, 2023

Last day of the Creditor Opposition Period	August 1, 2023

Convocation of the Dutch EGM and the Luxembourg EGM	August 17, 2023

Dutch EGM Record Date	September 1, 2023

Luxembourg EGM Record Date	September 2, 2023

Latest time Shareholders may vote through the e-voting system for the Dutch EGM	23:59 (CET) on September 22, 2023

Latest time for receipt of a power of attorney issued by a Shareholder for the Dutch EGM	18:00 (CET) on September 22, 2023

Latest time Shareholders can vote through the e -voting system for the Luxembourg EGM	23:59 (CET) on September 22, 2023

Latest time for receipt of a power of attorney issued by a Shareholder for the Luxembourg EGM	18:00 (CET) on September 22, 2023

Opening Dutch EGM	09:30 (CET) on September 29, 2023

Opening Luxembourg EGM	09:30 (CET) on September 30, 2023

Luxembourg Conversion Effective Time	expected 10:30 (CET) on September 30, 2023

Bermuda Conversion Effective Time	expected 23:30 (CET) at the latest on September 30, 2023

3	GOVERNANCE AND REGULATORY FRAMEWORK FOLLOWING THE REDOMICILIATION

This Chapter 3 (Governance and regulatory framework following the Redomiciliation) provides a description on theproposed governance and the regulatory framework following the Redomiciliation, as well as a description of theposition of Vereniging Aegon following the Redomiciliation.

3.1	Post-Redomiciliation Governance

3.1.1	After the Redomiciliation, Aegon, as a Bermuda Ltd., will be subject to Bermuda law and its governance will predominantly be determined by Bermuda law, its Bye-Laws and its Board Regulations.

3.1.2	In preparing the Bye-Laws and the Board Regulations, Aegon has taken into account the following guiding principles:

•	to continue to take into account the interests of Aegon and all its stakeholders;

•	to apply international governance standards that are well-recognized and accepted; and

•

to preserve the current governance principles of Aegon, including the appropriate checks and balances, and to take into account the existing framework of Shareholder rights to the extent possible and practical in view of the Redomiciliation, and where appropriate in the context of Aegon’s international footprint.

3.1.3

Pursuant to these guiding principles, the proposed governance structure of Aegon Ltd. is intended to support and strengthen Aegon’s position as an international company. Following the initial announcement of the Redomiciliation on June 30, 2023, Aegon has engaged extensively with shareholders and other stakeholders on the redomiciliation and proposed governance of Aegon Ltd. Taking into account the feedback received with respect to Aegon’s initial plans regarding governance from shareholders and other stakeholders, including Vereniging Aegon and Eumedion, the Executive Board and Supervisory Board have decided to propose to implement in its governance (i) a binding shareholder vote on major transactions (see Section 3.1.10) and (ii) a binding vote on its remuneration policy for the Aegon Ltd. Board ultimately at the fourth general meeting held after the general meeting in which the policy was most recently adopted (see Section 3.1.15).

3.1.4

Following the Redomiciliation, Aegon will have a single tier board consisting of nine directors. Aegon’s current Supervisory Board members will be the non-executive directors and Aegon’s CEO, Lard Friese will join the board as the sole executive director. Matt Rider will continue his role as Aegon’s CFO as a member of the Group’s executive committee, together with the members of Aegon’s current Management Board.

3.1.5

Subject to the provisions of the Companies Act and the Bye-Laws, the Board manages and conducts the business of Aegon Ltd. and is responsible for the general affairs of the Company, which includes setting the strategy of the Company. The Board will, subject to its control, delegate all powers, authorities and discretions relating to the day-to-day-operations and general business and affairs of Aegon to Aegon’s CEO.

3.1.6

Following the Redomiciliation, the Board will have four committees, comprising of non-executive directors: the Audit Committee, the Risk Committee, the Nomination and Governance Committee and the Compensation and Human Resource Committee.

3.1.7

The General Meeting appoints the members of the Board. If the appointment of a member of the Board is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital. Members of the Board will be appointed for a term of not more than four years. After 12 years, a non-executive director will no longer be considered independent. If the removal or suspension of a member of the Board is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

3.1.8

Shareholders of Aegon Ltd. representing at least 1% of the issued capital or 100 or more Shareholders jointly will have the right to request one or more items to be added to the agenda of a General Meeting. Shareholders representing at least 10% of the paid-up share capital may request a General Meeting. An amendment of the Bye-Laws of Aegon Ltd., setting out the governance structure of Aegon Ltd., will require the approval of the General Meeting.

3.1.9

In accordance with Bermuda law, the Board will be authorized to issue Aegon Ltd. Shares up to Aegon Ltd.’s authorized capital. In view thereof, the authorized capital of Aegon Ltd. will be reduced following the Redomiciliation to limit the available scope for issuances of Aegon Ltd. Shares. Furthermore, any issue of Aegon Ltd. Shares exceeding 10% of Aegon Ltd.’s issued share capital, requires a resolution of the General Meeting, unless the Board determines that the issuance of shares is necessary or conducive for purposes of safeguarding, conserving or strengthening the capital position of Aegon Ltd. As a result, for instance, any transaction which would require the issuance of more than 10% of Aegon Ltd.’s issued share capital will require shareholder approval.

3.1.10

Under Bermuda law there is no requirement of shareholder approval for major transactions. However, pursuant to the Bye-Laws, the Board shall obtain the approval of the General Meeting for resolutions regarding any significant change in the identity of Aegon or its business, in any case concerning: (a) the transfer of (nearly) the entire business to a third party; (b) entering into or terminating a long-term cooperation between Aegon or a subsidiary of Aegon and another legal entity or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for Aegon; and (c) acquiring or disposing of a participation in the capital of a company if the value of the participation to be acquired or disposed is at least one-third of the sum of Aegon’s assets, according to its consolidated balance sheet and explanatory notes according to the last adopted annual accounts, by Aegon or a subsidiary of Aegon.

3.1.11

Under Bermuda law, the Board approves the annual accounts. However, the Board will present and discuss the annual accounts and its Board report with Shareholders annually at the Aegon Ltd. annual general meeting.

3.1.12

As a Bermuda Ltd., Aegon is committed to continue to consider the interests of all its stakeholders. Under Bermuda law, the members of the Board owe a fiduciary duty to Aegon to act in good faith in their dealings with or on behalf of Aegon and exercise their powers and fulfil the duties of their office honestly. The Bye-Laws, similar to the current statutory duties of the members of the Executive Board and Supervisory Board, stipulate that the Board shall take into account, among other matters, the long-term consequences of decisions, sustainability, Aegon’s reputation and the interest of all corporate stakeholders, including, amongst others, Shareholders, Aegon’s employees, business relations, policyholders, relations with regulators, creditors and other groups, directly or indirectly, influenced by the business of Aegon.

3.1.13

Aegon will continue to embed sustainability, inclusion and diversity within its company strategy, through the integration of environmental, social and governance (ESG) criteria in its policy and business conduct. Aegon will remain committed to a responsible way of doing business and will continue to seek to balance the increasing expectations in this respect on the part of stakeholders, including Shareholders, policyholders, customers, creditors, employees, business partners, and the wider community. The policies of Aegon relating to ESG matters that are currently in place for Aegon N.V. (as available on its website under https://www.aegon.com/sustainability/stakeholder-value), will continue to be in place for Aegon upon the Redomiciliation. They may be amended from time to time going forward to take into account international ESG standards and potential further changes in Aegon ’s businesses. Furthermore, due to its continued listing on Euronext Amsterdam, Aegon will continue to be subject to the CSRD and its reporting requirements, ensuring substantial insight into Aegon’s corporate sustainability progress, once these come into effect.

3.1.14

In addition, Aegon remains committed to strengthening inclusion and diversity and ensuring its inclusion and diversity statement permeates all areas and levels of the Aegon Group. Aegon will continue to have an inclusion and diversity policy setting out diversity requirements and targets applicable to the Aegon Ltd. Board. Aegon will continue to adhere to the objectives regarding inclusion and diversity, as these may evolve from time to time going forward to reflect emerging best practices and standards in the jurisdictions in which the Aegon Group is active. As part of Aegon’s diversity policy, it will continue to strive for female and male representation on the Board of at least one-third of its members.

3.1.15

Aegon acknowledges the importance of maintaining appropriate remuneration of the Board. Aegon intends to have a remuneration policy for the Board that takes into account Aegon’s international footprint and that is reflective of international market practices in respect of remuneration. In accordance with the Bye -Laws, the remuneration policy is adopted by the General Meeting and the Board will determine the remuneration of the directors with due observance of the remuneration policy. The Board shall submit a remuneration policy to the General Meeting ultimately at the fourth annual general meeting held after the general meeting in which the policy was most recently adopted. If the General Meeting does not adopt the remuneration policy as proposed by the Board, the Board will continue to abide by the remuneration policy most recently adopted by the General Meeting and shall submit a remuneration policy for adoption no later than at the next annual General Meeting.

3.1.16

After the Redomiciliation and until a new remuneration policy for the Board has been adopted, Aegon’s current executive board remuneration policy will continue to apply to Aegon’s sole executive director and Aegon’s current supervisory board remuneration policy will continue to apply to Aegon’s non-executive directors. The Board will undertake a comprehensive evaluation of the remuneration structure for Aegon ’s executive and non-executive directors, including a consultation of Shareholders, to arrive at the new remuneration policy that will be proposed to Shareholders in 2024.

3.1.17

Shareholders will be offered an annual advisory vote in respect of the past year’s remuneration report, which report shall include the appropriate disclosure on the past year’s remuneration of the individual members of the Board. Aegon will take into account the outcome of an advisory vote in an appropriate manner and engage with Shareholders. Aegon will reflect on the outcome of these engagements in future remuneration reports.

3.1.18

As Aegon will continue to be listed on Euronext Amsterdam and NYSE, Aegon will continue to comply with the rules and regulations that apply to it by virtue of its listing on Euronext Amsterdam and those of the SEC applicable to foreign private issuers listed on a U.S. stock market, such as NYSE. As a Bermuda Ltd., however, the Dutch Corporate Governance Code will no longer apply to Aegon and Aegon will also not voluntary apply the Dutch Corporate Governance Code.

3.1.19

A description of the main elements of Aegon Ltd.’s envisaged governance as well as a comparison to Aegon N.V.’s current governance is included in the governance comparison table, included as Annex I (Comparison of Aegon N.V. and Aegon Ltd. governance) to this Shareholder Circular. In addition, the Bye-Laws are included as Annex IV (Bye-Laws).

3.2	Position of Vereniging Aegon

3.2.1

Vereniging Aegon is Aegon’s largest shareholder, holding 33.6% of the issued share capital of Aegon, and exercising in ordinary course 17.0% of the voting rights in Aegon, except in the event of a Special Cause, in which case Vereniging Aegon may exercise the voting rights corresponding to its shareholding, up to 32.6%. Pursuant to the 1983 Amended Merger Agreement and the Voting Rights Agreement, entered into between Aegon and Vereniging Aegon, certain voting arrangements are in place, as set out in more detail in the Section “Major Shareholders” in Aegon’s annual report.

3.2.2

Given the importance of Vereniging Aegon as a stakeholder of Aegon and its purpose to ensure a balanced representation of the direct and indirect interests of Aegon and of companies with which Aegon forms a group, of insured parties, employees, shareholders and other related parties of these companies, Aegon considers it important that the position of Vereniging Aegon is maintained.

3.2.3

Accordingly, following the Redomiciliation, the governance position of and arrangements with Vereniging Aegon are intended to remain materially unchanged. The current voting arrangements with Vereniging Aegon will be continued, under the Voting Rights Agreement and the Amended 1983 Merger Agreement as well as under Bermuda law and the Bye-Laws.

3.3	Post-Redomiciliation Regulatory Framework

Supervisory framework and qualification

3.3.1

As a result of the Transaction, there are no remaining insurance or reinsurance entities of Aegon established in the Netherlands. Insurance presence in the European Union is limited to Aegon’s insurance activities in Spain and Portugal. The updated group structure resulting from the Transaction has impacted the regulatory framework applicable to the Aegon Group.

3.3.2

In the interim period between the closing of the Transaction and the Redomiciliation, the DGSFP is allocated the role of group supervisor in accordance with the Solvency II Regime. The DGSFP, in cooperation with DNB and after informing EIOPA, has delegated the tasks and responsibilities pertaining to its role as group supervisor to DNB. The delegation agreement will automatically terminate upon the earlier of (i) the completion of the Redomiciliation or (ii) six months following the date of entry into force of the delegation agreement (July 4, 2023). This allows DNB to de facto continue its group supervision of Aegon until completion of the Redomiciliation on the basis of this delegation agreement. The delegation agreement between DNB and the DGSFP provides a temporary solution for group supervision. Should the Redomiciliation not be implemented or take longer than currently expected, Aegon will have to re-engage with its College of Supervisors on the implications on group supervision as the current envisaged arrangements assume a limited duration of the interim period between the Transaction and the Redomiciliation and therefore of the exercise of de facto group supervision by DNB on the basis of the delegation agreement (see also Section 2.7.8).

3.3.3

After the Redomiciliation, the Solvency II Regime will remain applicable to the local remaining insurance entities in the EEA, being the Spanish and Portuguese insurance entities. As Bermuda is deemed equivalent from a Solvency II Regime perspective, the college of supervisors of Aegon will refer to the BMA for the exercise of group supervision, as a result of which only single-entity level Solvency II Regime supervision will remain in respect of Aegon’s regulated EEA insurance entities. In addition, Aegon Europe Holding B.V. and its UK subsidiaries will be subject to subgroup supervision of the UK Prudential Regulation Authority. At overall Aegon Group level, i.e., from Aegon’s top holding company downwards (following the Redomiciliation, Aegon Ltd.), group supervision will be exercised by the BMA and, accordingly, the relevant Bermuda laws and regulations concerning group supervision will apply at the consolidated level.

3.3.4

The Bermuda Insurance Act 1978 and related regulations, which are reflective of international developments and the principles for insurance group supervision by the International Association of Insurance Supervisors (IAIS), provide the BMA with broad authority in its role as group supervisor in order to, amongst other things, (i) coordinate the gathering of information and dissemination of relevant or essential information for going concerns and emergency situations (including information which is important for the supervisory task of other competent authorities), (ii) review and assess the financial situation of the group, (iii) assess the compliance with the rules on solvency and on risk concentration and intra-group transactions of the group, (iv) assess the system of governance of the group, (v) plan and coordinate supervisory activities in cooperation with other competent authorities concerned, (vi) coordinate any enforcement action against the group and its members and (vii) plan and coordinate meetings of the college of supervisors of the Aegon group. At the level of individual regulated subsidiaries, there will be no change in the applicable regulatory regime and legal requirements as a result of the Redomiciliation of Aegon’s top holding company.

3.3.5

Aegon is expected to retain its designation as an Internationally Active Insurance Group in accordance with the principles of the ComFrame and will continue to engage with the global IAIS and ComFrame.

Aegon’s post-Redomiciliation capital management framework

3.3.6

The change in group supervision will not have a material impact on Aegon’s capital management approach, which will continue to focus on the capitalization of its operating units, cash capital at the holding level and gross financial leverage.

3.3.7

Aegon expects its group solvency ratio and surplus under the Bermuda solvency framework to be broadly in line with that under the Solvency II Regime during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the group solvency position will also be similar to the current methodology. After the transition period, Aegon will fully adopt the Bermudian solvency framework.

3.3.8

Aegon anticipates that its debt instruments that are currently grandfathered under the Solvency II Regime will remain so until the end of 2025. In addition, Aegon’s debt instruments will continue to be subject to existing triggers for mandatory deferral or cancellation of interest payments or conversion into equity, based on the group solvency ratio.

3.3.9

Aegon’s future debt structure and refinancing decisions will remain primarily driven by economic considerations, taking into account investor expectations, market circumstances, regulatory requirements, and rating agency considerations.

4	TAXATION

4.1	Introduction

Aegon is not pursuing the Redomiciliation for tax reasons. This Chapter 4 (Taxation) is intended as a general descriptionof certain Dutch and U.S. federal tax consequences for Aegon and Shareholders in respect of theRedomiciliation. The statements below are based on current law, policy and practice, which are each subjectto change at any time, possibly with retroactive and retrospective effect. Furthermore, the discussion belowis not exhaustive and relates only to certain tax consequences of the Redomiciliation. Shareholders shouldconsult their tax advisors regarding the tax consequences of the Redomiciliation.

4.2	Dutch tax consequences to Shareholders after completion of the Redomiciliation

The Dutch dividend withholding tax, corporate income tax and personal income tax treatment of Shareholders after the Redomiciliation is expected to generally remain the same as before the Redomiciliation.

4.3	Dutch tax consequences to Aegon and its Shareholders of the Redomiciliation

4.3.1

Aegon is of the view that the Luxembourg Conversion is not a taxable event for Aegon and its Shareholders for Dutch corporate income tax, Dutch dividend withholding tax and Dutch personal income tax purposes. Support for this view may be found in paragraph 11.1 of the updated Decree on the conversion of legal entities (Besluit omzetting rechtspersonen) dated April 14, 2022, which approves, to the extent needed to address any uncertainty, that a cross-border conversion of a Dutch public company (naamloze vennootschap) shall not be treated as a taxable event if it is converted in a foreign entity (i) governed by the laws of a Member State of the European Union or EEA, (ii) having its registered office, central administration or principal place of business within the European Union or EEA; and (iii) sufficiently similar to a Dutch public company (naamloze vennootschap) or limited liability company (besloten vennootschap).

4.3.2

Aegon is furthermore of the view that the subsequent Bermuda Conversion is not a taxable event for Aegon and its Shareholders for Dutch corporate income tax, Dutch dividend withholding tax and Dutch personal income tax purposes. Support for this view may be found in paragraph 10.1 of the updated Decree on the conversion of legal entities (Besluit omzetting rechtspersonen) dated April 14, 2022, which provides that no taxable event occurs for Dutch tax purposes if, in the case of a conversion of a company governed by foreign law into another company governed by foreign law, the existence of that company is not terminated and there is no transfer of assets or liabilities.

4.4	U.S. federal tax consequences to Aegon and its Shareholders of the Redomiciliation

4.4.1

The Redomiciliation will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Under such treatment, a U.S. holder will not recognize any gain or loss solely as a result of the Redomiciliation, will have the same tax basis in each of its Shares following the Redomiciliation as the U.S. holder had immediately prior to the Redomiciliation, and will have a holding period in each of its Shares following the Redomiciliation that includes the U.S. holder’s holding period in such Shares immediately prior to the Redomiciliation.

4.4.2	The U.S. federal income tax treatment to Shareholders after the Redomiciliation is expected to generally remain the same as before the Redomiciliation.

5	RISK FACTORS

5.1	Introduction

Before Shareholders vote on the Redomiciliation, they should carefully consider the following risk factors in addition to the other information contained in this Shareholder Circular. Additional risk factors related to Aegon, Aegon’s business and the ownership of Shares can be found in the section “Risk factors Aegon N.V.” of Aegon’s annual report.

5.2	Risks relating to the Redomiciliation

Currently, rights of Shareholders are governed by the laws of the Netherlands and the Articles of Association, while following the Redomiciliation, rights of Shareholders will be governed by the laws of Bermuda and the Bye-Laws, and accordingly certain rights of Shareholders will change as a result of the Redomiciliation, which may adversely affect the position of Shareholders

5.2.1

Following the Redomiciliation, the Memorandum of Association and the Bye-laws will be the constitutive documents of Aegon. These new constitutive documents and Bermuda law will contain provisions that differ from those included in the Articles of Association and the laws of the Netherlands and, therefore, certain rights as a shareholder of Aegon Ltd. may differ materially from the rights currently possessed as a shareholder of Aegon N.V. For example, under Dutch law, Shareholders have statutory pre-emptive rights with respect to the issuance of Shares of the same class (unless such pre-emptive rights have been excluded, as the General Meeting currently typically authorizes on an annual basis); Bermuda law, however, does not offer pre-emptive rights unless such pre-emptive rights are granted pursuant to the Bye-Laws or agreed contractually. Also, under Dutch law, the general meeting decides on the issuance of Shares (unless the Board has been authorized by the general meeting to do so, as the General Meeting currently typically authorizes on an annual basis), whereas, under Bermuda law, the Board may decide on Share issuances without Shareholder approval, subject to there being sufficient unissued authorized share capital. In addition, although the Bye-Laws provide for a mandatory public offer regime, Dutch law mandatory public offer rules will not apply to Aegon. Furthermore, the Dutch Corporate Governance Code will no longer apply to Aegon and Aegon does not intend to apply the Dutch Corporate Governance Code voluntarily as its governance will be based on international governance standards, reflecting the international footprint of Aegon’s business, as described in Section 3.1. See Annex I (Comparison of Aegon N.V. and Aegon Ltd. governance) for a description of the material differences between the governance of Aegon N.V. under the Articles of Association and the laws of the Netherlands, compared to the governance of Aegon Ltd. under the Memorandum of Association and Bye-Laws and the laws of Bermuda. Such differences and other changes in the applicable law and Aegon’s constitutive documents may adversely affect the position of Shareholders.

The Redomiciliation may not be implemented or may not be implemented in a timely manner

5.2.2

Completion of the Redomiciliation is contingent on factors and circumstances of which some are not, or not completely, within the control of Aegon. As a result, the Redomiciliation may not be implemented or may not be implemented according to the timeline as currently foreseen by Aegon and as included in Section 2.8 (Expected timetable for the principal events of the Redomiciliation), including as a result of the following factors and circumstances:

•

the Redomiciliation requires approval by Shareholders. As part of the Redomiciliation, Shareholders may vote on the Luxembourg Conversion and on the Bermuda Conversion, in the Dutch EGM and in the Luxembourg EGM, respectively. There is no guarantee that Shareholders will vote in favor of the Luxembourg Conversion or of the Bermuda Conversion and Shareholders may first vote in favor of the Luxembourg Conversion but then still vote against the Bermuda Conversion. Both votes require a two-thirds majority of the votes cast, and in addition, for the Bermuda Conversion a quorum of half of the issued share capital applies. If sufficient Shareholders vote against the Luxembourg Conversion and/or the Bermuda Conversion and/or the applicable quorum is not met, the Redomiciliation will not be implemented;

•	the implementation of the Redomiciliation may be subject to litigation on any grounds, which may delay or otherwise frustrate the implementation of the Redomiciliation; and

•

Aegon takes the view that neither the Luxembourg Conversion nor the Bermuda Conversion require Aegon to obtain a declaration of no objection from DNB or from other regulators for the acquisition of a qualifying holding in the Aegon regulated entities (as set out in Section 2.6 (No Regulatory Approvals required for the Redomiciliation)), regulators may take a different view. If any regulator would assert that regulatory approval is nevertheless required for the implementation of the Redomiciliation and such approval is not forthcoming, this may delay or, ultimately, prevent the implementation of the Redomiciliation.

5.2.3

In addition, Aegon may also decide to implement the Redomiciliation at another time than currently envisioned. In addition, the Executive Board in its discretion may decide to not implement the Redomiciliation at all.

The change in regulatory regime involves uncertainty as to the implications and adapting to such new regime may lead to substantial costs and require substantial time spent by Aegon’s management

5.2.4

After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. The capital requirements that apply and the monitoring thereof at group level may be subject to change over time. Any additional risks associated with the regulated entities’ membership of the insurance group may be mitigated by imposing additional requirements at the individual level of the relevant insurance entities. The Solvency II Regime will continue to apply to the European insurance entities of the Aegon Group at individual level. At the level of other individual regulated subsidiaries, Aegon’s regulated entities may be subject to additional requirements in accordance with the relevant jurisdiction’s local regulatory framework. The change in regulatory regime involves uncertainty as to the implications and adapting to such new regime may lead to substantial costs and require substantial time spent by Aegon’s management, which may adversely affect Aegon and its business.

Changes in facts, law, policy or practice may result in adverse tax consequences to Aegon and its Shareholders in relation to the Redomiciliation and Aegon Ltd. going forward

5.2.5

Certain aspects of the tax treatment of the Redomiciliation and Aegon Ltd. going forward depend on determinations of facts and interpretations of applicable tax laws for which no clear precedent or authority is available. Relevant tax laws, and case law, policies and practices on their application and interpretation are continuously under review and are subject to change, which may result in new or revised interpretation or application of relevant statutory provisions, statutory changes, revisions to regulations, policies and decrees, including the Dutch tax Decree on the conversion of legal entities (Besluit omzetting rechtspersonen) dated April 14, 2022, and other modifications. The expected tax treatment of the Redomiciliation and Aegon Ltd. going forward may be modified by administrative, legislative or judicial interpretation or changes at any time, and any such action may apply on a retroactive or retrospective basis. This could lead to additional taxes to be paid by Aegon Ltd. and consequently, Aegon Ltd. may have to engage in tax litigation to defend or achieve results reflected in prior estimates, declarations or assessments which may be time-consuming and expensive.

5.2.6

Aegon Ltd. will seek to maintain its management and organizational structure in such a manner that its place of effective management would be in the Netherlands for Dutch tax law purposes. However, the determination of whether Aegon Ltd. has a presence for relevant tax purposes in a jurisdiction other than the Netherlands, is largely a question of fact, based on all relevant circumstances. Further, eligibility to relief from source taxation (such as withholding taxes) under relevant tax treaties or domestic tax law may be subject to further conditions. Changes to applicable facts and circumstances may have a bearing on the determination whether Aegon Ltd. has a presence for relevant tax purposes in a jurisdiction other than the Netherlands and/or eligibility to relief under any tax treaty or domestic tax law.

The Redomiciliation may result in adverse tax consequences to the Shareholders

5.2.7

The Redomiciliation may result in adverse tax consequences to Shareholders and hence Shareholders and especially Shareholders which are resident for tax purposes in jurisdictions other than the Netherlands or the United States should consult their tax advisors regarding the tax consequences of the Redomiciliation.

The Redomiciliation may have an adverse effect on trading, liquidity and the price of the Common Shares on the stock exchange, as some Shareholders may not wish to hold shares of a Bermuda issuer, and this could negatively affect trading, liquidity and the price of the Common Shares

5.2.8

As a result of the Redomiciliation, Aegon will have its legal domicile in Bermuda. Certain Shareholders may pursuant to their investment policies not be able to, or otherwise wish not to, hold or invest in shares of a Bermuda issuer, which may, as a result, have an adverse effect on trading, liquidity and the price of the Common Shares.

6	RECOMMENDATION TO SHAREHOLDERS

The Executive Board and the Supervisory Board considered the financial and non-financial aspects of the Redomiciliation in consultation with their advisors. The Executive Board and the Supervisory Board, having duly considered the relevant strategic, economic, financial and social aspects, have concluded that the Redomiciliation is in the interest of Aegon and its stakeholders and promotes the sustainable success of Aegon’s business. The Executive Board and the Supervisory Board unanimously recommend that the shareholders of Aegon vote in favor of the Luxembourg Conversion and other voting items at the Dutch EGM, vote in favor of the Bermuda Conversion at the Luxembourg EGM and timely issue their voting proxies for the Luxembourg EGM, all in order to ensure implementation of the Redomiciliation.

7	DISCLAIMER AND OTHER IMPORTANT INFORMATION

Forward-looking statements

This Shareholder Circular contains certain forward-looking statements with respect to the financial condition, results of operations and business of Aegon, and certain of its plans and objectives with respect to these items, and in particular with respect to the Redomiciliation. By their nature, forward-looking statements involve risk and uncertainty, because they relate to future events and circumstances, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. See “Forward-Looking Statements” beginning on page 448 of Aegon’s 2022 Annual Report on Form 20-F for more details about forward-looking statements and their limitations.

“No Offer”

This Shareholder Circular does not constitute, or form part of, an offer to sell, or a solicitation of an offer to purchase, any securities in the United States of America (including its territories and possessions, any state of the United States of America and the District of Columbia) or elsewhere.

Presentation of information

The information included in this Shareholder Circular reflects the situation as at the date of this Shareholder Circular, unless specified otherwise. The publication of this Shareholder Circular shall under no circumstances imply that the information contained herein is accurate and complete as of any time after the date of this Shareholder Circular, or that there has been no change in the intentions or expectations of (the Executive Board and/or the Supervisory Board of) Aegon in relation to the strategic decision to undertake the Redomiciliation since the date of this Shareholder Circular or any matter related thereto. The foregoing does not affect the obligation of Aegon to make a public announcement pursuant to applicable laws.

Annex I	Comparison of Aegon N.V. and Aegon Ltd. governance

Pursuant to the Redomiciliation, the Memorandum of Association and the Bye-Laws will replace the Articles of Association as the constitutive document of Aegon and Aegon will become subject to Bermuda law. The Memorandum of Association is included as Annex V (Memorandum of Association) and the Bye-Laws areincluded as Annex IV (Bye-Laws) to this shareholder circular.

The table summarizes the main elements of the governance of Aegon N.V. and the governance of Aegon Ltd. following the Redomiciliation. The summary as set forth herein is qualified in its entirety by reference to the full text of the Articles of Association (with regard to Aegon N.V.) and the Memorandum of Association and Bye-Laws (with regard to Aegon Ltd.). This summary does not constitute legal advice and should not be regarded as such.

Capitalized terms have the meaning ascribed thereto in the glossary included in the Shareholder Circular.

Aegon N.V.	Aegon Ltd.

Authorized share capital

The authorized share capital of Aegon N.V. is included in the Articles of Association and consists of:	The authorized share capital of Aegon Ltd. is included in the Memorandum of Association and consists of:

• 6,000,000,000 common shares; and	• 4,000,000,000 common shares; and

• 3,000,000,000 common shares B,	• 2,000,000,000 common shares B,

each with a nominal value of EUR 0.12.	each with a par value of EUR 0.12.

The Aegon N.V. Common Shares B profit rights are one fortieth (1/40th) of the Aegon N.V. Common Shares. Both the Aegon N.V. Common Shares and the Aegon N.V. Common Shares B have one vote per share.	The Aegon Ltd. Common Shares B profit rights are one fortieth (1/40th) of the Aegon Ltd. Common Shares. Both the Aegon Ltd. Common Shares and the Aegon Ltd. Common Shares B have one vote per share.

Issue of shares

Upon proposal of the Executive Board, which proposal has been approved by the Supervisory Board, the General Meeting may issue Aegon N.V. Shares and grant rights to acquire Aegon N.V. Shares and may also authorize the Executive Board to do so. An Executive Board resolution to issue Aegon N.V. Shares or to grant rights to acquire Aegon N.V. Shares is subject to Supervisory Board approval.

The Board is authorized to issue Aegon Ltd. Shares for a nominal amount of less than 10% of Aegon Ltd.’s issued share capital. Any issuance of Aegon Ltd. Shares for a nominal amount of 10% or more of Aegon Ltd.’s issued share capital requires the approval of the General Meeting, unless (i) the Board determines that the issuance of Aegon Ltd. Shares is necessary or conducive for purposes of safeguarding, conserving or strengthening the capital position of Aegon Ltd or (ii) such Aegon Ltd. Shares are issued to a person exercising a previously granted right to subscribe for shares.

Aegon N.V. Shares may be issued up to the amount of the authorized share capital.

A resolution to issue Aegon N.V. Common Shares B requires the approval of the meeting of holders of Aegon N.V. Common Shares B.	Aegon Ltd. Shares may be issued up to the amount of the authorized share capital.
Currently, the Executive Board is typically authorized by the General Meeting on an annual basis to, subject to the prior approval of the Supervisory Board, issue Aegon N.V. Common Shares or grant rights to acquire Aegon N.V. Common Shares (i) up to 10% of the issued share capital and (ii) up to 25% of the issued share capital in connection with a rights issue.	The issuance of Aegon Ltd. Common Shares B requires the prior approval of the meeting of holders of Aegon Ltd. Common Shares B.

Aegon N.V.	Aegon Ltd.

Pre-emptive rights

Under Dutch law and the Articles of Association, Shareholders have mandatory pre-emptive rights with respect to the issuance of Aegon N.V. Shares of the same class.

Upon proposal of the Executive Board, which proposal has been approved by the Supervisory Board, the General Meeting may limit/exclude pre - emptive rights and may also authorize the Executive Board to do so. The resolution of the General Meeting requires a majority of not less than two-thirds of the votes cast if less than one-half of the issued share capital is represented at the meeting.

Currently the Executive Board is typically authorized by the General Meeting on an annual basis to, subject to the prior approval of the Supervisory Board, restrict or exclude pre-emptive rights in relation to an issuance of Aegon N.V. Common Shares or grant rights to acquire Aegon N.V. Common Shares for a period of 18 months (i) up to 10% of the issued share capital and (ii) up to 25% of the issued share capital in connection with a rights issue.

Under Bermuda law, a holder of Aegon Ltd. Common Shares does not have mandatory pre-emptive rights upon the issuance of Aegon Ltd. Shares. Pursuant to the Bye-Laws, the Board may resolve to grant pre -emptive rights at the occasion of an issuance of Aegon Ltd . Common Shares.

Pursuant to the Bye-Laws, a holder of Aegon Ltd. Common Shares B has pre-emptive rights with respect to the issuance, allotment or offer of Aegon Ltd. Common Shares B.

Repurchase of shares

The General Meeting may authorize the Executive Board to repurchase Aegon N.V. Shares. The repurchase of Aegon N.V. Shares is subject to certain restrictions pursuant to the Articles of Association and Dutch law.

Furthermore, repurchases of Aegon N.V. Shares are only permitted to the extent the applicable regulatory requirements are met.

The Board is authorized, subject to certain restrictions of Bermuda law and the Bye-Laws, to repurchase Aegon Ltd. Shares.

Furthermore, repurchases of Aegon Ltd. Shares are only permitted to the extent the applicable regulatory requirements are met.

Reduction of share capital

Aegon N.V. may, subject to certain restrictions of Dutch law and the Articles of Association, reduce its issued share capital by lowering the nominal value of the Aegon N.V. Shares, by cancelling Aegon N.V. Shares held in treasury or by cancelling all Aegon N.V. Common Shares B.

The General Meeting may, at the proposal of the Executive Board, which proposal has to be approved by the Supervisory Board, resolve to reduce the issued share capital which requires a majority of not less than two-thirds of the votes cast if less than one- half of the issued share capital is represented at the meeting.

Reducing the issued share capital of Aegon N.V. Common Shares B also requires the approval of the meeting of holders of Aegon N.V. Common Shares B.

Aegon Ltd. may, subject to certain restrictions of Bermuda law and the Bye-Laws, reduce its paid-up share capital in any way, including by:

a) extinguishing or reducing the liability on any of its shares in respect of capital not paid up;

b) cancelling any paid-up capital that is lost or unrepresented by available assets; or

c) either with or without reducing the number of such shares, paying off any paid-up capital that is in excess of the requirements of the company.

A reduction of paid-up share capital requires approval by the Board and the General Meeting.

Reducing the paid-up share capital of Aegon Ltd. Common Shares B also requires the approval of the meeting of holders of Aegon Ltd. Common Shares B.

Aegon N.V.	Aegon Ltd.

Board structure and number of Board members

Aegon N.V. has a two-tier board structure, comprising the Executive Board and the Supervisory Board.

The Executive Board is responsible for the day -to-day management and strategy of the company, under the supervision of the Supervisory Board.

The Supervisory Board determines the number of Executive Board members.

The Supervisory Board determines the number of Supervisory Board members, provided that the Supervisory Board must have at least seven members.

Aegon Ltd. has a single tier board structure.

Subject to the provisions of the Companies Act and the Bye-Laws, the Board shall manage and conduct the business of Aegon Ltd. and is responsible for the general affairs of Aegon Ltd., which includes setting the strategy of Aegon Ltd. The Board will, subject to its control, delegate all powers, authorities and discretions relating to the day-to-day operations and general business and affairs of Aegon to Aegon’s CEO.

The Board determines the number of directors, provided that the majority of the Board shall consist of non-executive directors. Following the Redomiciliation, the Board will consist of 1 executive director, the CEO, and 8 non-executive directors.

Appointment and removal of board members

The General Meeting appoints the members of the Executive Board and the Supervisory Board.

If the appointment of an Executive Board member or a Supervisory Board member is proposed by the Supervisory Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two -thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

Executive Board members and Supervisory Board members are appointed for a term of not more than four years. A term limit of a total of 12 years applies to Supervisory Board members.

If the suspension or removal of an Executive Board member or a Supervisory Board member is proposed by the Supervisory Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two - thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

The Supervisory Board may suspend an Executive Board member.

The General Meeting appoints the members of the Board.

Voting in respect of Board member appointments will be based on the general voting mechanism (for / against / abstain).

If the appointment of a Board member is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

Board members are appointed for a term of not more than four years. After 12 years, a non-executive director will no longer be considered independent.

If the removal or suspension of a Board member is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two -thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

An executive director of the Board may also be suspended by the Board, in which case only the non- executive directors will take part in the deliberations and decision making.

Aegon N.V.	Aegon Ltd.

Board vacancies and inability to act

In case an Executive Board member is unable to act or when a vacancy arises, the remaining Executive Board member(s) will be temporarily entrusted with the management of Aegon N.V.

If all seats of the Executive Board members are vacant or if all Executive Board members are unable to act, the Supervisory Board is charged with the management and may delegate this authority.

In case a Board member is unable to act or when a vacancy arises, the remaining Board members will be temporarily entrusted with the management of Aegon Ltd.

The Board may fill a vacancy that arises at its own discretion, such appointment to be ratified at the next General Meeting.

Board members may grant a proxy to a fellow Board member to exercise their vote at a meeting of the Board in case they are unable to act.

Independence of the Board

The independence standards of the Dutch Corporate Governance Code, the Audit Committee Decree and the Joint Guidelines apply to the Supervisory Board.

In addition, the independence requirements of the Sarbanes Oxley Act are applicable.

At least a majority of the Board members must be independent, as defined in the Board Regulations.

The independence requirements of the Sarbanes Oxley Act and the NYSE Listing Rules will also be taken into account.

Diversity of the Board

Aegon N.V. has a diversity policy in line with Dutch law diversity requirements, pursuant to which a quota applies to the Supervisory Board of at least one-third female and one-third male members. Aegon N.V. furthermore takes into account the diversity requirements of the Joint Guidelines.	Aegon will continue to have an inclusion and diversity policy for the Board setting out diversity requirements and targets applicable to the Board. Aegon will continue to adhere to the objectives regarding inclusion and diversity, as these may evolve from time to time going forward to reflect emerging best practices and standards in the jurisdictions in which the Aegon Group is active. As part of the inclusion and diversity policy for the Board, Aegon will continue to strive for female and male representation on the Board of at least one-third of its members.

Decision-making by the Board and Quorum

Resolutions of the Executive Board are adopted with a simple majority of the votes cast and may only be adopted if the majority of the Executive Board members in office are present or represented.

Resolutions of the Supervisory Board are adopted with a simple majority of the votes cast and may only be adopted if the majority of the Supervisory Board members in office are present or represented .

In the event of a tie vote in the Executive Board, the proposal shall be rejected.

In the event of a tie vote in the Supervisory Board, the chairman has the deciding vote if more than two Supervisory Board members are present or represented.

Resolutions of the Board are adopted with a simple majority of the votes cast, unless the Bye-Laws or the Board Regulations provide otherwise.

Pursuant to the Bye-Laws, the quorum for the transaction of business at a Board meeting is at least the majority of the Board members in office at the time of the meeting, of which a majority must be non- executive directors.

Any temporary Board members are taken into account for the calculation of a quorum.

Aegon N.V.	Aegon Ltd.

Fiduciary duties

Each member of the Executive Board and Supervisory Board has a statutory duty to act in the corporate interest of Aegon N.V. and its business.

Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

Under Bermuda law, the Board members owe a fiduciary duty to Aegon Ltd. to act in good faith in their dealings with or on behalf of Aegon Ltd. and exercise their powers and fulfil the duties of their office honestly.

The Aegon Ltd. governance will provide that, when exercising their duties, the Board members will take into account the long-term consequences of decisions, sustainability, Aegon’s reputation and the interest of all corporate stakeholders, including, amongst others, Shareholders, employees, business relations, policyholders, relations with regulators, creditors and other groups, directly or indirectly, influenced by the business of Aegon.

Conflict of interest

An Executive Board or Supervisory Board member may not participate in the adoption of resolutions and deliberations in case of a conflict of interest. A conflict of interest exists if the Executive Board or Supervisory Board member is unable to serve the best interests of Aegon N.V. and the business connected with it with the required level of integrity and objectivity.

In accordance with Bermuda law, a Board member who believes that they have or might have a direct or indirect personal interest which conflicts with the interests of Aegon Ltd., whether potential or actual, must notify the Board at the first opportunity at a meeting of the Board or by writing to the Board members as required by Bermuda law.

Unless the conflict is fully disclosed, any contract entered into by Aegon Ltd. and a company in which a Board member has an interest may be voidable at the instance of the Aegon Ltd. and any profit made recoverable by Aegon Ltd.

A member of the Board who has a conflict of interest shall not participate in any deliberations and decision - making of the Board, unless the Board decides otherwise.

Aegon N.V.	Aegon Ltd.

Remuneration of Board members

The General Meeting adopts a remuneration policy for the Executive Board and the Supervisory Board. Pursuant to Dutch law, the General Meeting resolution requires a three-fourths majority. The remuneration policy must be re-adopted every four years.

A remuneration report must annually be submitted to a non-binding advisory vote of the General Meeting.

Pursuant to the Bye-Laws, upon proposal of the Board, the General Meeting adopts a remuneration policy for the Board, ultimately at the fourth annual general meeting held after the general meeting in which the remuneration policy was most recently adopted.

The Board determines the remuneration and other terms of service of the executive directors and the non-executive directors, with due observance of the remuneration policy. The executive directors shall not participate in the deliberations and decision-making process of the Board in determining the remuneration and other terms of service for the executive directors and non-executive directors.

Pursuant to the Bye-Laws, Shareholders are offered the opportunity to annually provide a non-binding advisory vote with respect to the past financial year’s remuneration report.

Indemnification of Board members

The Articles of Association include an indemnification of the Executive Board and Supervisory Board members against any and all liabilities, claims, judgments, fines and penalties incurred as a result of any action, investigation or other proceeding. An Executive Board member or a Supervisory Board member is not indemnified for gaining personal profits, advantages or remuneration to which he was not legally entitled, or if the Executive Board member or Supervisory Board member is liable for wilful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid).	The Bye-Laws provide that Board members are indemnified in respect of, any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust in relation to Aegon Ltd. or any subsidiary thereof. The indemnification does not extend to claims arising from fraud or dishonesty.

Discharge of Board members

The General Meeting may discharge members of the Executive Board and Supervisory Board for the performance of their management and supervision, respectively.

The Bye-Laws contain a waiver from each Shareholder and Aegon Ltd. of any claim or right of action it may have against Aegon Ltd. at any time, whether individually or by or in the right of Aegon Ltd ., against any Board member on account of any action taken by such Board member or the failure of such Board member to take any action in the performance of their duties with or for Aegon Ltd.

This waiver does not apply to claims arising out of fraud or dishonesty or to recover any gain, personal profit or advantage to which such Board member is not legally entitled.

Aegon N.V.	Aegon Ltd.

Convocation and agenda of a General Meeting

Notice of General Meetings are given by the Supervisory Board or the Executive Board. The convocation of the General Meeting is published on Aegon N.V.’s website at least 42 days prior to the day of the General Meeting.

Shareholders may exercise their rights at a General Meeting, if they are the Shareholders on the 28 th day before the day of the General Meeting.

Pursuant to the Articles of Association, General Meetings must take place in in the Netherlands, in Amsterdam, The Hague, Haarlemmermeer, Leidschendam, Rijswijk (ZH), Rotterdam or Voorburg.

Pursuant to the Articles of Association, the Executive Board is authorized to determine that rights to attend the General Meeting and voting can be exercised by using an electronic means of communications.

The agenda of the General Meeting includes the items proposed by the Executive Board or Supervisory Board.

Notice of General Meetings are given by the Board. Pursuant to the Bye-Laws, General Meetings must be convened at least 30 days prior to the day of the General Meeting.

Shareholders may exercise their rights at a General Meeting if they are Shareholders on the record date for the General Meeting. The record date shall be determined by the Board and shall not be more than 60 business days before the date of the General Meeting.

General Meetings may be held in or outside Bermuda, including in the Netherlands. Pursuant to the Bye-Laws, the General Meetings may also be held solely by electronic means of communication.

Shareholder right to propose an agenda item

Shareholders representing at least 1% of the issued capital or shares worth at least EUR 100 million may request one or more items to be added to the agenda of a General Meeting.

Such request must be received by Aegon N.V. not later than on the sixtieth day prior to the date of the meeting.

Shareholders may not put items on the agenda for (in)formal voting on matters that are not reserved for Shareholders. Those items may only be put on the agenda as a non-binding discussion item.

Pursuant to the Bye-Laws, Shareholders representing at least 1% of the issued capital or 100 or more Shareholders jointly may request one or more items to be added to the agenda of a General Meeting.

A requisition made by a Shareholder requiring notice of a resolution must be received by Aegon Ltd. not less than six weeks before the meeting.

Matters that are not reserved for, or do not require a Shareholder’s resolution pursuant to the Bye-Laws or Bermuda law, may only be included as an item non- binding to the Board.

Shareholder right to call a General Meeting

Shareholders representing at least 10% of the issued share capital, may request that a General Meeting be convened. If neither the Executive Board nor the Supervisory Board have ensured that a meeting is held within eight weeks, the Shareholders may be authorized by the competent Dutch court to convene a General Meeting.	Shareholders representing at least 10% of the paid-up share capital may request a General Meeting. If the Board has not taken steps necessary to convene a General Meeting within 21 days of the requisition, the Shareholders may themselves convene a General Meeting, to be held within 3 months of the requisition.

Aegon N.V.	Aegon Ltd.

Decision-making of the General Meeting

Unless Dutch law or the Articles of Association provide otherwise, all resolutions of the General Meeting are adopted with a simple majority of the votes cast.

No quorum requirement applies when holding a General Meeting and when transacting business at such meeting.

Unless Bermuda law or the Bye-Laws provide otherwise, all resolutions of the General Meeting are adopted with a simple majority of the votes cast.

Resolutions may be adopted if a quorum is present. The quorum for a General Meeting is set at 1/3 of the paid-up share capital.

Shareholder vote on material transactions

Pursuant to Dutch law, the Executive Board must obtain the approval of the General Meeting for resolutions regarding a significant change in the identity or Aegon N.V. or its business, including in any event:

a) transferring the business or practically the entire business to a third party;

b) concluding or cancelling a long-lasting cooperation of Aegon N.V. or a subsidiary of Aegon N.V. with another legal entity or as a fully liable general partner in a partnership, provided that the cooperation or cancellation is of material significance to Aegon N.V.;

c) acquiring or disposing of a participating interest in the share capital of Aegon N.V. with a value of at least one-third of Aegon N.V.’s assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted annual accounts by Aegon N.V. or a subsidiary of Aegon N.V.

Bermuda law does not provide for a shareholder vote for material transactions, other than if the transaction would require shareholder approval in itself (e.g. , merger, amalgamation).

Pursuant to the Bye-Laws, the Board shall obtain the approval of the General Meeting for resolutions regarding a significant change in the identity or character of the Company or its business, in any case concerning:

a) the transfer of (nearly) the entire business to a third party;

b) entering into or terminating a long-term cooperation between Aegon Ltd. or a subsidiary of Aegon Ltd. and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for Aegon Ltd.; and

c) acquiring or disposing of a participation in the capital of a company if the value of the participation to be acquired or disposed is at least one third of the sum of the assets of Aegon Ltd. according to its balance sheet and explanatory notes or, if Aegon Ltd. prepares a consolidated balance sheet, its consolidated balance sheet and explanatory notes according to the last adopted annual accounts of Aegon Ltd., by Aegon Ltd. or a subsidiary of Aegon Ltd.

Pursuant to the Bye-Laws, any transaction which would require the issuance of more than 10% of Aegon Ltd.’s issued share capital will require approval of the General Meeting. Reference is made to the above description under “Issue of Shares”.

Aegon N.V.	Aegon Ltd.

Amendment of the constitutional documents

The General Meeting resolves on the amendment of the Articles of Association upon proposal of the Executive Board with the approval of the Supervisory Board.

The Board resolves on the amendment of the Bye-Laws. In order for such amendment to take effect, it must be approved by the General Meeting.

An amendment of the Memorandum of Association needs to be approved by the Board and the General Meeting.

Under Bermuda law, Shareholders who, alone or jointly, represent at least 20% of Aegon Ltd .’s paid-up share capital or any class thereof have the right to, within 21 days after a resolution to amend the Memorandum of Association has been adopted by the General Meeting, apply to the Supreme Court of Bermuda for an annulment of such amendment of the Memorandum of Association, other than an amendment which alters or reduces Aegon Ltd.’s share capital as provided in Bermuda law. No application may be made by Shareholders voting in favor of the amendment.

Mergers; demergers

The General Meeting resolves on a merger or a demerger upon a Supervisory Board approved proposal of the Executive Board.	Any amalgamation or merger of Aegon Ltd. requires approval by the Board and the General Meeting. Bermuda law does not provide for the possibility of a legal demerger.

Dissolution; winding-up

The General Meeting resolves on dissolution upon a Supervisory Board approved proposal of the Executive Board.

Any liquidation surplus is transferred to the Shareholders proportional to the profit rights attached to the Aegon N.V. Common Shares and the Aegon N.V. Common Shares B, respectively.

Subject to Bermuda law, a winding-up of Aegon Ltd. requires approval by the Board and the General Meeting.

In the event of a winding-up of Aegon Ltd., the liquidator may, with the approval of a subsequent General Meeting, divide amongst the Shareholders whole or any part of the assets of Aegon Ltd . and may for such purposes set such values as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders, provided that the liquidation surplus shall be transferred to the Shareholders in proportion to the profit rights attached to the Aegon Ltd. Common Shares and the Aegon Ltd. Common Shares B respectively.

Aegon N.V.	Aegon Ltd.

Profit reservation, dividends and other distributions

Under Dutch law, distributions may only be made to the extent Aegon N.V. has sufficient distributable reserves.

Pursuant to the Articles of Association, the Supervisory Board may decide, upon the proposal of the Executive Board, to set aside part of the profit to increase and/or form reserves.

The profits remaining thereafter are at the disposal of the General Meeting.

The Executive Board may decide, with the approval of the Supervisory Board, to make interim distributions.

Under Bermuda law, Aegon Ltd. may declare and pay a dividend, or make a distribution out of contributed surplus, provided there are reasonable grounds for believing that after any such payment (a) the company will be solvent and (b) the realizable value of its assets will be greater than its liabilities.

The Board may declare dividends and interim dividends and may decide to set aside part of the profit to increase and/or form reserves.

Annual accounts

The annual accounts of Aegon N.V. must be signed by the members of the Executive Board and the Supervisory Board. The annual accounts are adopted annually by the General Meeting.

The annual accounts of Aegon Ltd. must contain a signature of one Board member on the balance sheet. The Board adopts the annual accounts.

The annual accounts must be discussed annually in the General Meeting. However, in accordance with Bermuda law, the annual accounts are not adopted by the General Meeting.

Auditor

Upon nomination by the Supervisory Board, the General Meeting appoints the independent external auditor of Aegon N.V.

Pursuant to Dutch law, a mandatory audit firm rotation after ten years applies to Aegon.

Upon proposal by the Board, the General Meeting appoints the independent external auditor of Aegon Ltd. for a period of one year.

Although Bermuda law does not provide for a mandatory audit firm rotation, Aegon Ltd. will voluntarily continue to abide to an audit firm rotation after ten years.

Inquiry proceedings

Inquiry proceedings are a specific legal procedure at the Dutch Enterprise Chamber (Ondernemingskamer) to take interim measures and investigate policies and affairs of Dutch companies. The inquiry proceedings cover any misconduct of corporate bodies as well as of the persons acting as part of these corporate bodies.

Shareholders representing at least 1% of the issued capital or shares worth at least EUR 20 million may initiate inquiry proceedings at the Dutch Enterprise Chamber.

Shareholders who believe their interests as a minority shareholder are not appropriately taken into account may seek the intervention of the Bermuda Supreme Court.

Aegon N.V.	Aegon Ltd.

Shareholder suits and derivate actions

In the event that a third party is liable to Aegon N.V., only Aegon N.V. itself may bring civil action against that party. The individual Shareholders do not have the right to bring an action on behalf of Aegon N.V. Only in the event that the cause for the liability of a third party to Aegon N.V. also constitutes a tortious act directly against a Shareholder, does that Shareholder have an individual right of action against such third party.	Save for certain exceptions, under Bermuda law, in the event that a third party is liable to Aegon Ltd ., only Aegon Ltd. itself may bring civil action against that party. The decision to sue would be made by the Board or any person authorized to do so by the Board.

Squeeze-out

Pursuant to Dutch law, a Shareholder who provides at least 95% of the issued share capital of Aegon N.V., alone or together with group companies, may institute proceedings against minority Shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber. The Enterprise Chamber may grant the claim for squeeze-out and determines the price to be paid for the Aegon N.V. Shares. Specific arrangements apply for squeeze-out proceedings after a public takeover offer.	Under Bermuda law, Shareholders who individually or jointly hold at least 95% of the issued and outstanding share capital of Aegon Ltd. may give notice to the remaining Shareholders and require the remaining Shareholders to sell their remaining Aegon Ltd. Shares subject to the terms set out in the notice, unless the remaining Shareholders apply to the Supreme Court for an appraisal.

Appraisal or dissenters’ rights

Dutch law does not recognize the concept of appraisal or dissenters’ right. Dutch law does provide for cash exit rights for dissenting Shareholders in case of cross - border mergers, and, subject to the Dutch Implementation Act entering into force, demergers and conversions.	In the event of an amalgamation or merger of Aegon Ltd., a Shareholder who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such Shareholder’s Aegon Ltd. Shares may, within one month of notice of the General Meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those Aegon Ltd. Shares.

Mandatory tender offer

Under Dutch law, any person who, acting alone or in concert with others, directly or indirectly, acquires 30% or more of Aegon N.V.’s voting rights will, subject to certain exemptions, be required to make a mandatory tender offer for all outstanding Aegon N.V. Shares.	Pursuant to the Bye-Laws, any person who alone or in concert with others, directly or indirectly acquires 30% or more of Aegon Ltd.’s voting rights, except as a result of certain permitted acquisitions, must without delay make a public announcement thereof and must within 30 days make a general offer to all holders of shares in accordance with the Bye-Laws. Where a person does not make such offer within the prescribed time frame, such person is in breach of the Bye-Laws and the Board may take several actions as set out in the Bye -Laws, including a suspension of voting rights or rights to dividends.

Annex II	Conversion Proposal

Draft terms of cross-border conversion

Aegon	N.V.

The Hague, June 30, 2023

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Part I	Description of the proposed conversion

Part II	Schedules to the description of the proposed conversion

Part I and Schedule 1 of Part II constitute the draft terms for the cross-border conversion of Aegon N.V. into Aegon S.A. (the “Conversion Proposal”). Neither the other Schedules nor any documents referred to in the Conversion Proposal form part of the Conversion Proposal.

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Part I

THE UNDERSIGNED:

1.	Eilard Friese; and

2.	Matthew Rider,

together constituting the entire executive board of Aegon N.V., a public limited liability company (naamloze vennootschap) governed by the laws of the Netherlands, with corporate seat in The Hague, the Netherlands, and address at AEGONplein 50, 2591 TV, The Hague, the Netherlands and registered with the Dutch Trade Register under number: 27076669 (“Aegon N.V.”),

WHEREAS:

General

(A)

Aegon N.V. intends to convert into Aegon S.A., a public limited liability company (société anonyme), governed by the laws of the Grand Duchy of Luxembourg, with registered office in the City of Luxembourg, the Grand Duchy of Luxembourg (“Aegon S.A.”) whereby Aegon will retain its legal personality, will continue to exist and all assets and liabilities, rights, obligations and other legal relationships of Aegon N.V. will remain with Aegon S.A. (the “Luxembourg Conversion”).

(B)	As further explained in the Board Report, as a result of the Luxembourg Conversion all Aegon N.V. Shares, will remain issued, and will become Aegon S.A. Shares.

(C)

The Luxembourg Conversion forms part of the Redomiciliation, by which Aegon N.V. is intended to, after its conversion into Aegon S.A., ultimately become Aegon Ltd., a Bermuda law governed company. A Shareholder Circular will be published on the Aegon Corporate Website (www.aegon.com) which serves to provide Shareholders with the relevant information regarding the Redomiciliation as a whole together with the convening notice and agenda for the Dutch EGM in due course.

Listing

(D)

Upon implementation of the Luxembourg Conversion, Aegon N.V. Shareholders will remain Shareholders and their Aegon N.V. Shares will become Aegon S.A. Shares. Upon completion of the Redomiciliation, such Aegon S.A. Shares will remain outstanding and become Aegon Ltd. Shares and such Shareholders will from that moment hold Aegon Ltd. Shares in their securities account.

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(E)

Aegon N.V. Shares are currently admitted to listing and trading on Euronext Amsterdam and the NYSE. The Aegon Ltd. Shares will remain listed and admitted to trading on Euronext Amsterdam and the NYSE. The Shares will trade as Aegon N.V. Shares until the close of trading on the last Trading Day before the Luxembourg Conversion and as Aegon Ltd. Shares on the first Trading Day after completion of the Redomiciliation. The Shares will remain listed on Euronext Amsterdam and NYSE and there will be no (re-)admission to trading of Shares on Euronext Amsterdam.

General considerations concerning this Conversion Proposal

(F)	There are no non-voting Shares and no Shares not entitled to profits in the issued share capital of Aegon N.V.

(G)

The Articles of Association will be amended at the occasion of the Luxembourg Conversion. The Articles of Association as they will read following the amendment are attached to this Conversion Proposal as Schedule 1 (Draft Articles of Association Aegon S.A.).

(H)	Aegon N.V. has not been dissolved, is not in a state of bankruptcy and has not applied for suspension of payment.

(I)	There are the following shares of a specific class: Aegon N.V. Common Shares and Aegon N.V. Common Shares B.

(J)	This Conversion Proposal sets out the terms and conditions of the intended Luxembourg Conversion.

Information and announcements

(K)

This Conversion Proposal will be filed with (i) the Dutch Trade Register together with the relevant documentation as required under Dutch law. In addition, this Conversion Proposal, together with such documents as required under Dutch law, will be made available (i) on the Aegon Corporate Website (www.aegon.com) and (ii) for inspection by persons eligible under Dutch law at the offices of Aegon.

(L)	An announcement of the aforementioned filings will be published in a nationally-distributed newspaper in the Netherlands and in the Dutch State Gazette.

HEREBY MAKE THE FOLLOWING CONVERSION PROPOSAL:

1	INTERPRETATION

1.1	Any capitalized term, including those used in the preamble of this Conversion Proposal, has the meaning ascribed to it in Clause 12.

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1.2	Unless the context requires otherwise, a reference in this Conversion Proposal to a Clause or Schedule is to the relevant Clause of or Schedule to this Conversion Proposal.

1.3	Any reference in this Conversion Proposal to any gender includes all genders and non-binary individuals, and words importing the singular include the plural and vice versa.

1.4	Headings of Clauses and titles of Schedules are for convenience only and do not affect the interpretation of this Conversion Proposal.

2	LUXEMBOURG CONVERSION

2.1

Subject to the terms and conditions of this Conversion Proposal and the Board Report, Aegon N.V. shall convert into Aegon S.A., whereby Aegon will retain its legal personality and will continue to exist. All assets and liabilities, rights, obligations and other legal relationships of Aegon N.V. will remain with Aegon.

2.2	The Luxembourg Conversion will be effective at the Luxembourg Conversion Effective Time.

3	INFORMATION ON THE CONVERTING COMPANY

3.1	The form, legal name and corporate seat of Aegon N.V. are as follows:

(a)	Form: public limited liability company (naamloze vennootschap) governed by the laws of the Netherlands.

(b)	Legal name: Aegon N.V.

(c)	Corporate seat: The Hague, the Netherlands.

3.2	The form, legal name and registered office of Aegon S.A. will be as follows:

(a)	Form: a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg.

(b)	Legal name: Aegon S.A.

(c)	Registered office: City of Luxembourg, Grand Duchy of Luxembourg.

4	ARTICLES OF ASSOCIATION AEGON S.A.

4.1	The draft Articles of Association of Aegon S.A. are attached to this Conversion Proposal as Schedule 1 (Draft Articles of Association Aegon S.A.).

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4.2

For information purposes only, the draft bye-laws of Aegon Ltd. are attached to this Conversion Proposal as Schedule 2 (Draft bye-laws Aegon Ltd.). Schedule 2 (Draft bye-laws Aegon Ltd.) does not form part of this Conversion Proposal, the Luxembourg Conversion and its terms and conditions. Aegon refers to the Shareholder Circular which will be published upon convocation of the Dutch EGM for a more comprehensive comparison of the Aegon N.V. and Aegon Ltd. governance and the final bye-laws.

5	PRELIMINARY TIMETABLE OF THE LUXEMBOURG CONVERSION

The dates and times given below are indicative only and are based on current expectations and may be subject to change. In particular, should completion of the Transaction be delayed, this may create a corresponding delay in the timetable for the Redomiciliation. In addition, other factors outside Aegon’s control, including the SEC’s review of the Form F-4, may create significant changes in the timetable or certain steps thereof, require Aegon to change the period between certain steps and may as a result delay completion of the Redomiciliation to 2024.

Principal events	Expected time and/or date
Publication of this Conversion Proposal	30 June 2023

Formal announcement of the filing of this Conversion Proposal	1 July 2023

First day Creditor Opposition Period	2 July 2023

Last day of the Creditor Opposition Period	1 August 2023

Publication of the Shareholder Circular, the notice and the agenda and explanatory notes for the Dutch EGM and the Lux EGM	Mid or end of August 2023

Dutch EGM Record Date	End of August or early September 2023

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Luxembourg EGM Record Date	End of August or early September 2023

Dutch EGM	End of September 2023

Luxembourg EGM	End of September 2023

Luxembourg Conversion Effective Time	Same day as Luxembourg EGM

Bermuda Conversion Effective Time	Same day as Luxembourg EGM

6	SPECIAL RIGHTS

Any persons who, other than in their capacity as a Shareholder, have special rights towards Aegon such as a right to receive a distribution of profits or to acquire shares, such as Vereniging Aegon and the holders of convertible bonds, will continue to hold an equivalent right after the Luxembourg Conversion Effective Time.

7	BENEFITS

None of the members of the Executive Board or the Supervisory Board nor any third parties involved in the Luxembourg Conversion, will be granted any special benefits in connection with the Luxembourg Conversion.

8	INCENTIVES AND SUBSIDIES

No incentives or subsidies have been received by Aegon in the five years prior to the date of this Conversion Proposal.

9	THE LIKELY EFFECT OF THE CONVERSION ON EMPLOYMENT

The Luxembourg Conversion is not likely to have repercussions for employment.

10	ARRANGEMENTS WITH REGARD TO EMPLOYMENT PARTICIPATION

A procedure for determination of arrangements for the involvement of employees in the definition of their rights to participation in Aegon S.A. is not applicable.

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11	CREDITOR OPPOSITION

11.1

As part of the procedure for the Luxembourg Conversion, Aegon facilitates the Creditor Opposition Period, during which any Aegon N.V. Creditor may file a request with the district court of The Hague opposing the Luxembourg Conversion. Creditors, employees and customers of Aegon N.V.’s subsidiaries and other stakeholders are not considered Aegon N.V. Creditors and hence are inadmissible to creditor opposition proceedings. The Luxembourg Conversion will not alter the financial position of Aegon nor the requirement or ability to pay its debts.

11.2

In accordance with Dutch law, in the request to the district court of The Hague, an Aegon N.V. Creditor must substantiate (i) that the financial position of Aegon N.V. after the Luxembourg Conversion does not provide the Aegon N.V. Creditor with sufficient safeguards that its claim will be repaid, and (ii) that it has received insufficient additional safeguards from Aegon N.V. that its debt will be paid.

11.3	If an Aegon N.V. Creditor has opposed to the Luxembourg Conversion, this may impact if and when the Luxembourg Conversion, and as a result the Redomiciliation, can and will be implemented.

11.4

Although the Pre-Mobility Directive Conversion Provisions do not provide for a creditor opposition period, Aegon has decided to facilitate the Creditor Opposition Period. Due to the lack of a statutory basis, however, Aegon cannot guarantee that the district court of The Hague will facilitate creditor opposition proceedings when lodged by Aegon N.V. Creditors.

11.5	Aegon does not offer additional safeguards to Aegon N.V. Creditors as the Luxembourg Conversion does not alter the financial condition of Aegon nor the ability to pay its debts.

12	DEFINED TERMS

In this Conversion Proposal, the following terms have the following meaning, unless the context requires otherwise:

“Aegon”	means Aegon N.V. until the Luxembourg Conversion Effective Time and (i) after the Luxembourg Conversion Effective Time and before the Bermuda Conversion Effective Time, Aegon S.A., and (ii) after the Bermuda Conversion Effective Time, Aegon Ltd.

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“Aegon Corporate Website”	means the corporate website of Aegon, accessible through www.aegon.com

“Aegon Ltd.”	means Aegon Ltd., a Bermuda Ltd.

“Aegon Ltd. Share”	means a share in the share capital of Aegon Ltd.

“Aegon NL Business”	means Aegon’s business operations in the Netherlands as will be transferred pursuant to the Business Combination Agreement

“Aegon N.V.”	means Aegon N.V., a Dutch public limited liability company

“Aegon N.V. Common Share”	means a common share in the share capital of Aegon N.V.

“Aegon N.V. Common Share B”	means a common share B in the share capital of Aegon N.V.

“Aegon N.V. Creditor”	means a creditor of Aegon N.V.

“Aegon N.V. Share”	means a share in the share capital of Aegon N.V.

“Aegon S.A.”	means Aegon S.A., a Luxembourg public limited liability company

“Aegon S.A. Share”	means a share in the share capital of Aegon S.A.

“Articles of Association”	means the articles of association of Aegon N.V., as they will read from time to time, and following the Luxembourg Conversion Effective Time, the articles of association of Aegon S.A.

“a.s.r.”	means ASR Nederland N.V.

“Bermuda Conversion”	means the cross-border conversion of Aegon S.A. into Aegon Ltd.

“Bermuda Conversion Effective Time”	means the moment the Bermuda Conversion takes effect

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“Bermuda Ltd.”	means an exempted company with liability limited by shares incorporated pursuant to the Companies Act 1981 of Bermuda

“Board Report”	means the report prepared by the Executive Board, in respect of the Conversion Proposal

“Business Combination	means the business combination agreement

Agreement”	agreed between Aegon and a.s.r. on October 27, 2022

“Conversion Proposal”	has the meaning ascribed to it in the preamble of this document

“Creditor Opposition Period”	means the one-month period following the date of publication in a nationally-distributed newspaper in the Netherlands of the filing of the Conversion Proposal

“Dutch EGM”	means the extraordinary general meeting of Aegon N.V., regarding the Luxembourg Conversion

“Dutch EGM Record Date”	means the record date of the Dutch EGM, being the 28th day prior to the date of the Dutch EGM

“Dutch State Gazette”	means the Dutch state gazette (Staatscourant)

“Dutch Trade Register”	means the Dutch trade register (handelsregister)

“Euronext Amsterdam”	means the regulated market of Euronext

Amsterdam N.V.

“Executive Board”	means Aegon N.V.’s executive board

“General Meeting”	means the general meeting of Aegon

“Luxembourg Conversion”	has the meaning as set out in Recital (A) downward adjustment of approximately EUR0.3 billion in relation to a.s.r.’s share issuance of October 28, 2022 and to certain other adjustments and (ii) a 29.99% shareholding in a.s.r.

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“Luxembourg Conversion Effective Time”	means the moment the Luxembourg Conversion takes effect

“Luxembourg EGM”	means the extraordinary general meeting of Aegon, regarding the Bermuda Conversion

“Luxembourg EGM	means the record date of the Luxembourg

Record Date”	EGM, being the 28th day prior to the date of the Dutch EGM

“NYSE”	means the New York Stock Exchange

“Pre-Mobility Directive Conversion Provisions”	means the legal provisions applicable to cross- border conversions prior to the entry into force of the Dutch legislative proposal for implementation of EU Directive 2019/2121

“Redomiciliation”	means the cross-border conversion of Aegon as a Dutch N.V. pursuant to which Aegon will continue as Luxembourg S.A., and the subsequent cross-border conversion of Aegon as a Luxembourg S.A. pursuant to which Aegon will continue as a Bermuda Ltd.

“Schedule”	means a schedule to this Conversion Proposal

“Share”	means a share in the share capital of Aegon

“Shareholder”	means a shareholder of Aegon

“Shareholder Circular”	means the shareholder circular relating to the Redomiciliation to be published on the Aegon Corporate Website together with the convening notice and agenda for the Dutch EGM

“Supervisory Board”	means Aegon N.V.’s supervisory board

“Trading Day”	means a day on which trading generally occurs on Euronext Amsterdam or the NYSE

“Transaction”	means the sale of the Aegon NL Business to be combined with a.s.r.’s business operations in the Netherlands, in return for (i) a cash consideration of EUR 2.5 billion, subject to a downward adjustment of approximately EUR 0.3 billion in relation to a.s.r.’s share issuance of October 28, 2022 and to certain other adjustments and (ii) a 29.99% shareholding in a.s.r.

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13	SCHEDULES

The following documents are attached to this Conversion Proposal:

(a)	Schedule 1: draft Articles of Association Aegon S.A.; and

(b)	Schedule 2: draft bye-laws Aegon Ltd.

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THIS PROPOSAL HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS CONVERSION PROPOSAL BY:

The executive and supervisory board of AEGON N.V.

/S/ E. Friese	/S/ M.J. Rider
Name: E. Friese	Name: M.J. Rider
Capacity: CEO	Capacity: CFO

/S/ W.L.A. Connelly	/S/ M.A. Ellman
Name: W.L.A. Connelly	Name: M.A. Ellman
Capacity: supervisory director	Capacity: supervisory director

/S/ J.F. McGarry	/S/ K. Fawcett
Name: J.F. McGarry	Name: K. Fawcett
Capacity: supervisory director	Capacity: supervisory director

/S/ C.F. Ramsay	/S/ T.P. Wellauer
Name: C.F. Ramsay	Name: T.P. Wellauer
Capacity: supervisory director	Capacity: supervisory director

/S/ C.M. Wortmann-Kool	/S/ D.D. Young
Name: C.M. Wortmann-Kool	Name: D.D. Young
Capacity: supervisory director	Capacity: supervisory director

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Part II

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Schedule	1 Draft Articles of Association Aegon S.A.

Schedule 1 Draft Articles of Association Aegon S.A.

Aegon S.A.

Société anonyme

Articles of Association

A.	NAME—PURPOSE—DURATION—REGISTERED OFFICE

Article	1 Definitions

1.1	In these articles of association, the following expressions shall have the following meaning:

(a)	“Claims” has the meaning ascribed to it in Article 21.1;

(b)	“Common Share” and “Common Shares” have the meaning ascribed to them in Article 6.1;

(c)	“Common Share B” and “Common Shares B” have the meaning ascribed to them in Article 6.1;

(d)	“Company” has the meaning ascribed to it in Article 2;

(e)	“D&O Insurance” has the meaning ascribed to it in Article 21.7;

(f)

“Euroclear Netherlands” means the Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., trading under the name Euroclear Nederland, being the central depositary as referred to in the Giro Act;

(g)	“Expenses” has the meaning ascribed to it in Article 21.3;

(h)	“General Meeting” has the meaning ascribed to it in Article 4.2;

(i)	“Giro Act” means the Dutch Securities Bank Giro Transaction Act (Wet giraal effectenverkeer);

(j)	“Law” has the meaning ascribed to it in Article 2;

(k)	“Shares” and “Share” have the meaning ascribed to them in Article 6.1; and

(l)	“Statutory Giro System” the giro system as referred to in the Giro Act.

Article	2 Name—Legal form

There exists a public limited company (société anonyme) under the name Aegon S.A. (the “Company”) which shall be governed by the law of 10 August 1915 on commercial companies, as amended (the “Law”), as well as by the present articles of association.

1

Article 3 Purpose

3.1

The purpose of the Company is to incorporate, to acquire and alienate shares and interests in, to finance, to grant security for obligations of, to enter into general business relationships with, to manage, and to grant services to, legal entities and other entities, in particular those involved in the insurance business, and to do all that is connected therewith or which may be conducive thereto, all to be interpreted in the broadest sense.

3.2

In achieving the aforesaid objects due regard will be taken, within the scope of sound business operations, to provide fair safeguards for the interests of all the parties directly or indirectly involved in the Company.

Article 4 Duration

4.1	The Company is incorporated for an unlimited period of time.

4.2

It may be dissolved at any time by a resolution of the general meeting of shareholders of the Company (the “General Meeting”) adopted in the manner required for an amendment of these articles of association.

Article 5 Registered office

5.1	The registered office of the Company is established in the City of Luxembourg, Grand Duchy of Luxembourg.

5.2

The board of directors may transfer the registered office of the Company within the same municipality or to any other municipality in the Grand Duchy of Luxembourg and, if necessary, subsequently amend these articles of association to reflect such change of registered office.

5.3	Branches or other offices may be established either in the Grand Duchy of Luxembourg or abroad by a resolution of the board of directors.

5.4

In the event that the board of directors determines that extraordinary political, economic or social circumstances or natural disasters have occurred or are imminent that would interfere with the normal activities of the Company at its registered office, the registered office may be temporarily transferred abroad until the complete cessation of these extraordinary circumstances; such temporary measures shall not affect the nationality of the Company which, notwithstanding the temporary transfer of its registered office, shall remain a Luxembourg company.

B.	SHARE CAPITAL – SHARES

Article 6 Issued share capital

6.1

The Company’s issued share capital is set at [•] (EUR [•]), represented by [•] ([•]) common shares with a nominal value of twelve eurocents (EUR 0.12) each (hereinafter referred to as the “Common Shares” and each individually a “Common Share”) and [•] ([•]) common shares B having a nominal value of twelve eurocents (EUR 0.12) (hereinafter referred to as the “Common Shares B”) and each individually a “Common Share B”, the Common Shares and the Common Shares B are hereinafter collectively referred to as the “Shares” and each individually a “Share”).[1]

[1]	Amount of the issued capital of Aegon S.A. will be equal to the issued capital of Aegon N.V., immediately prior to the conversion into Aegon S.A.

2

6.2

The value or price of a Common Share B, for the purpose of Article 6.3 Article 7.2, Article 8.7 or otherwise, will be determined as one fortieth (1/40th) of the value or price of a Common Share. For such purposes, no account will be taken of the difference between Common Shares and Common Shares B in terms of the proportion between financial rights and voting rights.

6.3

The Company’s share capital may be increased or reduced by a resolution of the General Meeting adopted in the manner required for an amendment of these articles of association or as set out in Article 7 hereof, provided that an increase or reduction of the Company’s share capital in relation to the Common Shares B requires the approval of the meeting of holders of Common Shares B.

6.4

Any new Common Shares to be paid for in cash shall be offered by preference to the existing holders of Common Shares. Any new Common Shares B to be paid for in cash shall be offered by preference to the existing holders of Common Shares B. In case of a plurality of shareholders, such Shares shall be offered to the shareholders in proportion to the number of Shares of the same class held by them in the Company’s share capital. The board of directors shall determine the time period during which such preferential subscription right may be exercised, which may not be less than fourteen (14) days from the date of dispatch of a registered mail or any other means of communication individually accepted by the addressees and ensuring access to the information sent to the shareholders announcing the opening of the subscription period. The General Meeting may limit or cancel the preferential subscription right of the existing shareholders subject to quorum and majority required for an amendment of these articles of association.

6.5

If after the end of the subscription period not all of the preferential subscription rights offered to the existing shareholders have been subscribed by the latter, third parties may be allowed to participate in the share capital increase, except if the board of directors decides that the preferential subscription rights shall be offered to the existing shareholders who have already exercised their rights during the subscription period, in proportion to the portion their Shares represent in the share capital; the modalities for the subscription are determined by the board of directors. The board of directors may also decide in such case that the share capital shall only be increased by the amount of subscriptions received by the existing shareholders of the Company.

6.6

The Company may repurchase its own Shares subject to the provisions of the Law. Pursuant to the resolutions adopted by the Company’s shareholders at the annual General Meeting held in the Netherlands on 25 May 2023, the board of directors is authorised to repurchase and cancel Shares during a period of eighteen (18) months starting on 25 May 2023, for a consideration set by the board of directors. Shares may only be acquired at a price not lower than the actual market value of the shares immediately prior to the acquisition and not higher than ten percent (10%) above such market value. The number of Shares that may be so acquired will not exceed thirty percent (30%) of the Company’s share capital.

3

Article 7 Authorised capital and issuance of Shares

7.1

The authorised capital, including the share capital, is set at seven hundred and twenty million euro (EUR 720,000,000.00) consisting of four billion (4,000,000,000) Common Shares and two billion (2,000,000,000) Common Shares B.

7.2

During a period of eighteen (18) months as from the effectiveness of these articles of association, the board of directors is hereby authorised to issue Shares, to grant options to subscribe for Shares and to issue any other instruments giving access to Shares within the limits of the authorised capital to such persons and on such terms as they shall see fit as well as to limit or cancel the preferential subscription right of existing shareholders as set out in Article 6.4, it being understood, that any issuance of such instruments will reduce the available authorised capital accordingly and provided that an issuance of Common Shares B and the granting of rights to subscribe for Common Shares B are subject to the prior approval of the meeting of holders of Common Shares B.

7.3

The above authorisation may be renewed through a resolution of the General Meeting adopted in the manner required for an amendment of these articles of association and subject to the provisions of the Law, each time for a period not exceeding five (5) years.

7.4	The authorised capital of the Company may be increased or reduced by a resolution of the General Meeting adopted in the manner required for an amendment of these articles of association.

Article 8 Shares – Transfer of Shares

8.1	The Company may have one (1) or several shareholders.

8.2	Death, suspension of civil rights, dissolution, bankruptcy or insolvency or any other similar event regarding any of the shareholders shall not cause the dissolution of the Company.

8.3	The Shares are in registered form. No share certificates shall be issued.

8.4

The original register of Shares shall be kept at the registered office of the Company, where it shall be available for inspection by any shareholder. The register shall be regularly updated, and, at the discretion of the board of directors, copies of whole or part of the register of Shares may be kept at more than one address. This register shall contain all the information required by the Law. Ownership of Shares is established by registration in said share register. Shares included in the Statutory Giro System will be registered in the name of Euroclear Netherlands or an intermediary (as referred to in the Giro Act), provided that ownership of such Shares is determined in accordance with the Giro Act. Holders of Shares that are not included in the Statutory Giro System are obliged to furnish their names and addresses to the Company in writing; these will be recorded in the share register and such further data as the board of directors deems desirable, whether at the request of a shareholder or not. Certificates evidencing registrations made in the register with respect to a shareholder shall be issued upon request and at the expense of the Company.

8.5

The Company will recognise only one (1) holder per Share. In case a Share is owned by several persons, not forming a community of property as referred to in the Giro Act, they shall appoint a single representative who shall represent them in respect of the Company. The Company has the right to suspend the exercise of all rights attached to that Share, except for relevant information rights, until such representative has been appointed.

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8.6	The Shares are freely transferable in accordance with the provisions of the Law, provided that a transfer of Common Shares B requires the prior approval of the board of directors.

8.7

An application for approval of the board of directors as referred to in Article 8.6 must be made in writing and addressed to the Company, for the attention of the board of directors. It must state the number of Common Shares B the applicant wishes to transfer and the person to whom the applicant wishes to transfer the Common Shares B concerned. The board of directors must respond to the request within three (3) months from receipt. If it refuses to grant the approval requested, it must inform the applicant of another person who is prepared to purchase the Common Shares B concerned against payment in cash. If that other person and the applicant do not reach agreement on the amount of the purchase price, it will be determined by one or more experts designated by the board of directors, taking into account the principle as set out in Article 6.2.

8.8

Any transfer of registered Shares shall become effective (opposable) towards the Company and third parties either (i) through a declaration of transfer recorded in the register of shares, signed and dated by the transferor and the transferee or their representatives, or (ii) upon notification of a transfer to, or upon the acceptance of the transfer by the Company.

8.9

If and for so long some or all of Shares are admitted to trading on a regulated market within the meaning of the Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments, as amended, established or operating in a Member State of the European Union, established or operating within a member state of the European Economic Area, any natural or legal person, acting alone or in concert with others, who would come to acquire or dispose of Shares, or any other securities of the Company targeted by applicable law, shall comply with applicable reporting requirements within the timeframe set forth by applicable law.

C.	GENERAL MEETINGS OF SHAREHOLDERS

Article 9 Powers of the General Meeting

The shareholders exercise their collective rights in the General Meeting. Any regularly constituted General Meeting shall represent the entire body of shareholders of the Company. The General Meeting is vested with the powers expressly reserved to it by the Law and by these articles of association.

Article 10 General Meetings – Convening notices, Conduct Bureau, Quorum, Vote and Majority

10.1	Convening Notices. The General Meeting of the Company may at any time be convened by the board of directors or, as the case may be, by the statutory auditor(s).

10.2	The General Meeting of the Company will be convened in accordance with the requirements of the Law.

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10.3

In the event that the presence quorum required by the Law or these Articles to hold a General Meeting is not met on the date of the first convened General Meeting, another General Meeting may be convened in accordance with the requirements of the Law, at least seventeen (17) days prior to the date of the reconvened meeting provided that (i) the first General Meeting was properly convened in accordance with the above provisions; and (ii) no new item has been added to the agenda.

10.4	The board of directors may set any conditions in the convening notice that must be respected by a shareholder to participate in any General Meeting and to vote.

10.5

The board of directors may determine any further conditions that must be fulfilled by the shareholders for them to take part in any meeting and adopt all other regulations and rules concerning the participation in General Meetings in order to enable shareholders to exercise their right to vote, including whether Shareholders may attend the meeting in accordance with Article 10.7.

10.6

Conduct. Shareholders individually or jointly representing at least one per cent (1%) of the Company’s issued share capital or whose Shares, alone or jointly, are worth at least one hundred million euro (EUR 100,000,000) according to the Official Price List of Euronext Amsterdam N.V. (or any publication replacing it) have the right to place items on the agenda of the General Meeting and submit draft resolutions for items included or to be included on the agenda.

10.7

Shareholders taking part in a meeting by conference call, through video conference or by any other means of communication allowing for their identification, allowing all persons taking part in the meeting to hear one another on a continuous basis and allowing for an effective participation of all such persons in the meeting, are deemed to be present for the computation of the quorums and votes, subject to such means of communication being made available at the place of the meeting.

10.8

A shareholder may act at any General Meeting by appointing another person, who need not be a shareholder, as its proxy in writing by a signed document transmitted to the Company, either by post or by electronic means, to the postal or email address indicated in the convening notice, a copy of such appointment being sufficient proof thereof. One person may represent several or even all shareholders.

10.9

Each shareholder may vote at a General Meeting through a signed voting form sent by post, electronic mail, facsimile or any other means of communication to the Company’s registered office or its agent specified in the convening notice. The shareholders may only use voting forms provided by the Company which contain at least the place, date and time of the meeting, the agenda of the meeting, the proposals submitted to the shareholders, as well as for each proposal, three (3) boxes allowing the shareholder to vote in favour, against or abstain from voting by ticking the appropriate box.

10.10	Voting forms which, for a proposed resolution, do not show (i) a vote in favour or (ii) a vote against the proposed resolution or (iii) an abstention, are void with respect to such resolution.

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10.11

Bureau. A board of the meeting (bureau) shall be formed at any General Meeting, composed of a chairperson, a secretary and a scrutineer. The chairperson of the board of directors or any other member of the board of directors appointed by the board of directors shall preside as chairperson at a General Meeting. The bureau of the General Meeting shall ensure that the General Meeting is held in accordance with applicable rules and, in particular, in compliance with the rules in relation to convening, majority requirements, vote tallying and representation of shareholders.

10.12

Without prejudice to any other power which he or she may have under the provisions of these articles of association, the chairperson of the General Meeting may take such action as he or she thinks fit to promote the orderly conduct of the business of the meeting as specified in the notice of the General Meeting.

10.13	The chairperson of the General Meeting shall appoint a secretary and the shareholders shall appoint a scrutineer.

10.14	The bureau of the meeting may decide on a discretionary basis if the conditions to attend and act and vote at any General Meeting, either in person, by proxy or by correspondence, are fulfilled.

10.15

Quorum, majority and vote. Each Share entitles to one vote in General Meetings. No voting rights may be exercised in the General Meeting with respect to any Share held by the Company or by a subsidiary of the Company, or any Share for which the Company or a subsidiary of the Company holds the depositary receipts.

10.16	An attendance list must be kept at all General Meetings.

10.17

A shareholder may individually decide not to exercise, temporarily or permanently, all or part of his voting rights, notwithstanding Article 10.15. The waiving shareholder is bound by such waiver and the waiver is mandatory for the Company upon notification to the latter.

10.18

In case the exercise of the voting rights has been waived by one (1) or several shareholders in accordance with Article 10.17, such shareholders may attend any General Meeting, but the Shares in respect of which they have waived the exercise of the right to vote are not taken into account for the determination of the conditions of quorum and majority to be complied with at the General Meetings.

10.19

Except as otherwise required by the Law or these articles of association, resolutions at a General Meeting duly convened shall not require any quorum and shall be adopted at a simple majority of the votes validly cast regardless of the portion of issued share capital represented. Abstentions and nil votes shall not be taken into account.

10.20

An extraordinary General Meeting may only amend these articles of association if no less than fifty per cent (50%) of the issued share capital is represented and the agenda indicates the proposed amendments to these articles of association, including the text of any proposed amendment to the Company’s object or form. If this quorum is not reached, a second General Meeting shall be convened in accordance with the formalities foreseen in this Article 10. The second General Meeting shall deliberate validly regardless of the proportion of issued share capital represented. At both General Meetings, resolutions must be adopted by a majority of at least two-thirds of the votes cast. In the event the amendment of the articles of association pertains to the rights attached to the Common B Shares, no less than fifty per cent (50%) of the issued share capital and of the Common B Shares as a separate class shall be represented and resolutions must be adopted by a majority of at least two-thirds of the votes cast and two thirds of the votes cast by shareholders holding Common B Shares as a separate class. Abstentions and nil votes shall not be taken into account.

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10.21

The board of directors may suspend the voting rights of any shareholder in breach of his obligations as described by these articles of association or any relevant contractual arrangement entered into by such shareholder.

10.22	Change of nationality. The shareholders may change the nationality of the Company by a resolution of the General Meeting in the manner required for an amendment of these articles of association.

10.23

Minutes of General Meetings. The bureau of the General Meeting shall draw up minutes of the meeting which shall be signed by the members of the bureau of the General Meeting as well as by any shareholder upon its request.

10.24

Any copy and excerpt of such original minutes to be produced in judicial proceedings or to be delivered to any third party, shall be certified as a true copy of the original by the notary having had custody of the original deed, in case the meeting has been recorded in a notarial deed, or shall be signed by the chairperson of the board of directors, if any, or jointly by any two (2) of its members.

D.	MANAGEMENT

Article 11 Composition and powers of the board of directors

11.1

The Company shall be managed and administered by a board of directors, composed of at least three (3) members; all of whom except the Chief Executive Officer shall be non-executive. None of the members of the board of directors, except for the Chief Executive Officer of the Company shall have an executive position or executive mandate with the Company or any entity controlled by the Company.

11.2

The board of directors is vested with the broadest powers to act in the name of the Company and to take any action necessary or useful to fulfil the Company’s corporate purpose, with the exception of the powers reserved by the Law or by these articles of association to the General Meeting.

11.3

The board of directors may adopt rules governing its decision-making process and working methods and describing the duties, tasks, composition, procedures and decision-making of the board of directors.

Article 12 Daily management

12.1

The daily management of the Company as well as the representation of the Company in relation to such daily management may be delegated to one (1) or more directors, officers or other agents, acting individually or jointly. Their appointment, removal and powers shall be determined by a resolution of the board of directors.

12.2	The Company may also grant special powers by notarised proxy or private instrument.

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Article 13 Appointment, removal and term of office, remuneration of directors

13.1

The directors shall be appointed by the General Meeting upon proposal by the board of directors. A resolution of the General Meeting to appoint a director other than in accordance with a proposal by the board of directors requires at least two-thirds of the votes cast representing more than fifty per cent (50%) of the Company’s issued capital.

13.2

A director will retire not later than the day on which the annual General Meeting is held in the fourth (4th) calendar year after the calendar year in which such member was last appointed. A director who retires in accordance with the previous sentence is immediately eligible for reappointment.

13.3

Each director may be removed from office at any time, with or without cause, by the board of directors. Each director may be removed from office by the General Meeting at any time, with or without cause. A resolution of the General Meeting to remove a director, other than pursuant to a proposal by the board of directors thereto, requires at least two-thirds of the votes cast representing more than fifty per cent (50%) of the Company’s issued capital.

13.4

If a legal entity is appointed as director of the Company, such legal entity must designate a physical person as permanent representative who shall perform this role in the name and on behalf of the legal entity. The relevant legal entity may only remove its permanent representative if it appoints a successor at the same time. An individual may only be a permanent representative of one (1) director of the Company and may not be himself a director of the Company at the same time.

13.5

The General Meeting determines the remuneration policy of the board of directors in accordance with the contents prescribed by applicable laws. The board of directors will make a proposal to that end. The remuneration policy is adopted by the General Meeting with a majority of at least seventy-five percent (75%) of the votes cast.

13.6

The board of directors establishes the remuneration and further conditions of employment for each director with due observance of the aforementioned policy. With respect to arrangements in the form of Shares and/or rights to subscribe for Shares, the board of directors submits a proposal for approval to the General Meeting. This proposal must at least state the number of Shares or rights to subscribe for Shares that can be assigned to the directors as well as the criteria for assignment and amendment.

13.7	Directors are entitled to an indemnity from the Company and a D&O insurance in accordance with the provisions of Article 21 of these articles of association.

Article 14 Vacancy in the office of a director

In the event of a vacancy in the office of a director because of death, legal incapacity, bankruptcy, resignation or otherwise, this vacancy may be filled on a temporary basis and for a period of time not exceeding the initial mandate of the replaced director by the remaining directors until the next General Meeting which shall resolve on the permanent appointment in accordance with the applicable legal provisions, or the remaining directors may elect by co-optation a new director to fill such vacancy until the next General Meeting, which shall ratify such co-optation or elect a new director instead.

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Article 15 Convening meetings of the board of directors

15.1

The board of directors shall meet upon call by the chairperson, if any, or by any of its directors. Meetings of the board of directors shall be held at the registered office of the Company unless otherwise indicated in the notice of meeting.

15.2

Written notice of any meeting of the board of directors must be given to its directors twenty-four (24) hours at least in advance of the time scheduled for the meeting, except in case of emergency, in which case the nature and the reasons of such emergency must be mentioned in the notice. Such notice may be omitted in case of consent of each director in writing, by facsimile, electronic mail or any other similar means of communication, a copy of such signed document being sufficient proof thereof. No prior notice shall be required for a board meeting to be held at a time and location determined in a prior resolution adopted by the board of directors and which has been communicated to all directors.

15.3

No prior notice shall be required in case all the members of the board of directors are present or represented at a meeting of the board of directors and waive any convening requirement or in the case of resolutions in writing approved and signed by all members of the board of directors.

Article 16 Conduct of meetings of the board of directors

16.1

The board of directors may elect a chairperson among its members. It may also choose a secretary who does not need to be a director and who shall be responsible for keeping the minutes of the meetings of the board of directors.

16.2

The chairperson, if any, shall chair all meetings of the board of directors, but in his absence, the board of directors may appoint another director as chairperson pro tempore by vote of the majority of the directors present or represented at any such meeting.

16.3

Any director may act at any meeting of the board of directors by appointing any other director as his proxy in writing, or by facsimile, electronic mail or any other similar means of communication, a copy of the appointment being sufficient proof thereof. A director may represent one (1) or more, but not all of the other directors.

16.4

Meetings of the board of directors may also be held by conference call or video conference or by any other means of communication allowing all persons participating at such meeting to hear one another on a continuous basis allowing an effective participation in the meeting. Participation in a meeting by these means is equivalent to participation in person at such meeting.

16.5	The board of directors can deliberate or act validly at a board meeting only if at least half of its members are present or represented at a board meeting.

16.6

Decisions shall be adopted by a majority vote of the directors present or represented at such meeting. In the case of a tie, the chairperson, if any, or, in his absence, the chairperson pro tempore, shall have a casting vote.

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16.7

The board of directors may, unanimously, pass resolutions by circular means when expressing its approval in writing, by facsimile, electronic mail or any other similar means of communication. Each director may express his consent separately, the entirety of the consents evidencing the adoption of the resolutions. The date of such resolutions shall be the date of the last signature.

Article 17 Conflicts of interest

17.1

Save as otherwise provided by the Law, any director who has, directly or indirectly, a financial interest conflicting with the interest of the Company in connection with a transaction falling with the competence of the board of directors, must inform the board of directors of such conflict of interest and must have his declaration recorded in the minutes of the board meeting. The relevant director may not take part in the discussions relating to such transaction nor vote on such transaction. Any such conflict of interest must be reported to the next General Meeting prior to such meeting taking any resolution on any other item.

17.2

Where, by reason of a conflicting interest, the number directors required in order to validly deliberate is not met, the board of directors may decide to submit the decision on this specific item to the General Meeting, or to resolve on the matter itself despite the conflict of interest.

17.3	The conflict-of-interest rules shall not apply where the decision of the board of directors relates to day-to-day transactions entered into under normal conditions.

17.4

The daily manager(s) of the Company, if any, are subject to Articles 17.1 to 17.3 of these articles of association provided that if only one (1) daily manager has been appointed and is in a situation of conflicting interests, the relevant decision shall be adopted by the board of directors.

Article 18 Minutes of the meeting of the board of directors

18.1	The minutes of any meeting of the board of directors shall be signed by the chairperson or, in his absence, by the chairperson pro tempore, or by any two (2) directors.

18.2	Copies or excerpts of such minutes which may be produced in judicial proceedings or otherwise shall be signed by the chairperson or by any two (2) directors.

Article 19 Committees of the board of directors

The board of directors may establish one (1) or more committees and for which it shall, if one (1) or more of such committees are set up, appoint the members who must be members of the board of directors (subject always, if the Common Shares of the Company are listed on a foreign stock exchange, to the requirements of such foreign stock exchange applicable to the Company and/or such regulatory authority competent in relation to such listing), determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto.

Article 20 Dealing with third parties

20.1

The Company shall be bound towards third parties in all circumstances (i) by the signature of one (1) member of the board of directors, or (ii) by the joint signature or the sole signature of any person(s) to whom such signatory power may have been delegated by the board of directors within the limits of such delegation.

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20.2

Within the limits of the daily management, the Company shall be bound towards third parties by the signature of any person(s) to whom such power may have been delegated, acting individually or jointly in accordance within the limits of such delegation.

Article 21 Indemnity and Insurance

21.1

To the extent permissible by law, the Company will indemnify and hold harmless each director, both former directors and directors currently in office (each of them, for the purpose of this Article Article 21 only, an “Indemnified Person”), against any and all liabilities, claims, judgments, fines and penalties (the “Claims”) incurred by the Indemnified Person as a result of any threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (each, a “Legal Action”), brought by any party other than the Company itself or its group companies, in relation to acts or omissions in or related to his capacity as an Indemnified Person. Claims will include derivative actions brought on behalf of the Company or its group companies against the Indemnified Person and claims by the Company (or any of its group companies) itself for reimbursement for claims by third parties on the ground that the Indemnified Person was jointly liable toward that third party in addition to the Company.

21.2

The Indemnified Person will not be indemnified with respect to Claims in so far as they relate to the gaining in fact of personal profits, advantages or remuneration to which he was not legally entitled, or if the Indemnified Person has been adjudged to be liable for wilful misconduct or intentional recklessness.

21.3

Any expenses (including reasonable attorneys’ fees and litigation costs) (collectively, the “Expenses”) incurred by the Indemnified Person in connection with any Legal Action will be settled or reimbursed by the Company, but only upon receipt of a written undertaking by that Indemnified Person that he will repay such Expenses if a competent court in an irrevocable judgment has determined that he is not entitled to be indemnified. Expenses will be deemed to include any tax liability which the Indemnified Person may be subject to as a result of his indemnification.

21.4

Also in case of a Legal Action against the Indemnified Person by the Company itself or its group companies, the Company will settle or reimburse to the Indemnified Person his reasonable attorneys’ fees and litigation costs, but only upon receipt of a written undertaking by that Indemnified Person that he will repay such fees and costs if a competent court in an irrevocable judgment has resolved the Legal Action in favour of the Company or the relevant group company rather than the Indemnified Person.

21.5

The Indemnified Person will not admit any personal financial liability vis-à-vis third parties, nor enter into any settlement agreement, without the Company’s prior written authorisation. The Company and the Indemnified Person will use all reasonable endeavours to cooperate with a view to agreeing on the defence of any Claims, but in the event that the Company and the Indemnified Person fail to reach such agreement, the Indemnified Person will comply with all directions given by the Company in its sole discretion, in order to be entitled to the indemnity contemplated by this Article 21.

21.6	The indemnity contemplated by this Article 21 does not apply to the extent Claims and Expenses are reimbursed by insurers.

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21.7

The Company will provide for and bear the cost of adequate insurance covering Claims against sitting and former directors (“D&O insurance”), unless such insurance cannot be obtained at reasonable terms.

21.8

This Article 21 can be amended without the consent of the Indemnified Persons as such. However, the indemnity provided herein nevertheless continues to apply to Claims and/or Expenses incurred in relation to the acts or omissions by the Indemnified Person during the periods in which this clause was in effect.

E.	AUDIT AND SUPERVISION

Article 22 Auditor(s)

22.1	The transactions of the Company shall be supervised by one (1) or several independent auditors (réviseur(s) d’entreprises agréé(s)) in accordance with applicable law.

22.2

The independent auditor(s) shall be appointed by the General Meeting which shall determine their number, fix their remuneration, and their term of office, which may not exceed six (6) years. A former or current independent auditor may be reappointed by the General Meeting.

22.3	An independent auditor may only be removed by the General Meeting for cause or with his approval.

F.	FINANCIAL YEAR – ANNUAL ACCOUNTS – ALLOCATION OF PROFITS – INTERIM DIVIDENDS

Article 23 Financial year

The	financial year of the Company shall begin on the first of January of each year and shall end on the thirty-first of December of the same year.

Article 24 Annual accounts and allocation of profits

24.1

At the end of each financial year, the accounts are closed and the board of directors draws up an inventory of the Company’s assets and liabilities, the balance sheet and the profit and loss accounts in accordance with the Law.

24.2

Of the annual net profits of the Company, five per cent (5%) at least shall be allocated to a reserve as referred to in Article 461-1 of the Law. This allocation shall cease to be mandatory as soon and as long as the aggregate amount of such reserve amounts to at least ten per cent (10%) of the share capital of the Company.

24.3	Sums contributed to a reserve of the Company may also be allocated to the legal reserve as referred to in Article 461-1 of the Law.

24.4

In case of a share capital reduction, the Company’s legal reserve as referred to in Article 461-1 of the Law may be reduced in proportion so that it does not exceed ten per cent (10%) of the share capital.

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24.5

Upon recommendation of the board of directors, the General Meeting shall determine how the remainder of the Company’s profits shall be used in accordance with the Law and these articles of association.

24.6

For all dividends and other distributions in respect of Shares included in the Statutory Giro System the Company will be discharged from all obligations towards the relevant shareholders by placing those dividends or other distributions at the disposal of, or in accordance with the regulations of, Euroclear Netherlands.

24.7

Distributions shall be made to the shareholders in proportion to the number of Shares they hold, provided that the holders of Common Shares B are entitled to receive dividends or other distributions in an amount equal to one fortieth (1/40th) of the distributions made to a holder of Common Shares.

Article 25 Interim dividends—Share premium and assimilated premiums

25.1	The board of directors may proceed with the payment of interim dividends subject to the provisions of the Law and these articles of association.

25.2	Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the Law and these articles of association.

G.	LIQUIDATION

Article 26 Liquidation

26.1

In the event of dissolution of the Company in accordance with Article 4.2 of these articles of association, the liquidation shall be carried out by one (1) or several liquidators who are appointed by the General Meeting deciding on such dissolution and which shall determine their powers and their compensation. Unless otherwise provided, the liquidators shall have the most extensive powers for the realisation of the assets and payment of the liabilities of the Company.

26.2

The surplus resulting from the realisation of the assets and the payment of the liabilities shall be distributed among the shareholders in proportion to the number of Shares held by them, provided that the holders of Common Shares B are entitled to receive such distributions in an amount equal to one fortieth (1/40th) of the distributions made to a holder of Common Shares.

H.	FINAL CLAUSE—GOVERNING LAW

Article 27 Governing law

All matters not governed by these articles of association shall be determined in accordance with the Law.

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Schedule	2 Draft bye-laws Aegon Ltd.

Schedule 2 Draft bye-laws Aegon Ltd.

BYE-LAWS

OF

AEGON LTD.

The undersigned HEREBY CERTIFIES that the attached Bye-Laws are a true copy of the Bye-Laws of Aegon Ltd. (Company) adopted upon continuance of the Company into Bermuda effective [•] 2023.

Director

BYE-LAWS OF AEGON LTD.

BYE–LAWS

OF

AEGON LTD.

(Adopted upon continuance into Bermuda effective [•] 2023)

1.	DEFINITIONS AND INTERPRETATION

1.1	In these Bye-Laws, unless the context otherwise requires, the following terms have the meanings given below:

Auditor: the person or firm for the time being appointed as auditor of the Company;

Beneficial Ownership: the power to vote or direct the voting of, or to dispose or direct the disposition of, the shares in question, and “Beneficially Owned” and “Beneficial Owner” shall be construed accordingly;

Board: the Directors appointed or elected pursuant to these Bye-Laws and acting by resolution as provided for in the Companies Act and in these Bye-Laws or the Directors present at a meeting of Directors at which there is a quorum;

Business Day: any day other than a Saturday, Sunday or public holiday, when banks are open for business in each of Hamilton, Bermuda and Amsterdam, the Netherlands;

Bye-Laws: the bye-laws of the Company in their present form;

Chairperson: the Non-Executive Director who is appointed as chairperson of the Board in accordance with Bye-Law 28.1;

Clear Days: in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect;

Common Share Offer Price: has the meaning as ascribed thereto in Bye-Law 15.4(d);

Common Shares: the common shares in the capital of the Company with the rights and restrictions contained in these Bye-Laws;

Common Shares B: the common shares B in the capital of the Company with the rights and restrictions contained in these Bye-Laws;

Companies Act: the Companies Act 1981;

Company: Aegon Ltd., a company continued into Bermuda on [•] 2023;

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Director: a director of the Company;

Dutch Statutory Giro System: the giro system as referred to in the Giro Act;

Effective Date: the date these Bye-Laws came into effect;

Electronic Record: has the same meaning as in the Bermudan Electronic Transactions Act 1999;

Euroclear Nederland: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., acting under the trade name Euroclear Nederland, being the central institution as referred to in the Giro Act;

Executive Director: an executive director of the Company;

Giro Act: the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer);

Indemnified Person: any Director, Officer, Resident Representative, member of a committee duly constituted under these Bye-Laws and any liquidator, manager or trustee for the time being acting in relation to the affairs of the Company (including anyone previously acting in such capacity), and their heirs, executors and administrators, personal representatives or successors or assigns;

Intermediary: an intermediary as referred to in the Giro Act;

Limit: has the meaning as ascribed thereto in Bye-Law 15.1;

Meeting Date: has the meaning as ascribed thereto in Bye-Law 35.2;

Memorandum of Association: the memorandum of continuance and/or memorandum of association of the Company as the same may be amended from time to time;

Non-Executive Director: a non-executive director of the Company;

Offer: has the meaning as ascribed thereto in Bye-Law 15.3;

Offeror: has the meaning as ascribed thereto in Bye-Law 15.4;

Officer: a person appointed by the Board pursuant to these Bye-Laws, but shall not include the Auditor;

paid up: paid up or credited as paid up;

Permitted Acquisition: has the meaning as ascribed thereto in Bye-Law 15.2;

Record Date: has the meaning as ascribed thereto in Bye-Law 35.2;

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Record Date Holder: has the meaning as ascribed thereto in Bye-Law 35.2;

Register: the register of Shareholders referred to in these Bye-Laws (including any branch register of Shareholders maintained by the Company) in each case as maintained in accordance with the Companies Act;

Registered Office: the registered office of the Company;

Relevant Shares: has the meaning as ascribed thereto in Bye-Law 35.2;

Resident Representative: (if any) the individual or the company appointed to perform the duties of the resident representative as set out in the Companies Act and includes any assistant or deputy Resident Representative appointed by the Board to perform any of the duties of the Resident Representative;

Resolution: a resolution of the Shareholders passed in a general meeting or, where required, of a separate class or separate classes of Shareholders passed in a separate meeting of such separate class or classes of Shareholders;

Seal: the common seal of the Company (if any) and includes every authorised duplicate seal;

Secretary: the secretary for the time being of the Company and any person appointed to perform any of the duties of the secretary and includes any assistant or deputy Secretary appointed by the Board;

share: a share in the capital of the Company, for the avoidance of doubt including Common Shares and Common Shares B;

Shareholder: a shareholder or member of the Company;

Stakeholder Interest: has the meaning as ascribed thereto in Bye-Law 25.4;

Subject Shares: has the meaning as ascribed thereto in Bye-Law 15.7;

Subsidiary and Holding Company: have the same meanings as in section 86 of the Companies Act, except that references in that section to a company shall include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere;

Vereniging Aegon: Vereniging Aegon, an association incorporated under the laws of the Netherlands, with corporate seat in The Hague, the Netherlands and registered in the Dutch trade register under number 40531114;

Vice-Chairperson: the Non-Executive Director who is appointed as vice-chairperson of the Board in accordance with Bye-Law 28.1; and

Voting Agreement: has the meaning as ascribed thereto in Bye-Law 19.9.

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1.2

For the purposes of these Bye-Laws, a corporation or any other legal entity which is a Shareholder shall be deemed to be present in person at a general meeting or a meeting of a separate class or classes of Shareholders if, in accordance with the Companies Act, its authorised representative(s) is/are present.

1.3

For the purposes of these Bye-Laws, a corporation which is a Director shall be deemed to be present in person at a meeting of the Board if a person authorised to attend on its behalf is present, and shall be deemed to discharge its duties and carry out any actions required under these Bye-Laws and the Companies Act, including the signing and execution of documents, deeds and other instruments, if a person authorised to act on its behalf so acts.

1.4	Words importing the singular number include the plural number and vice versa.

1.5	Any reference to a gender includes all genders and non-binary natural persons.

1.6	Words importing persons include any company or association or body of persons, whether corporate or unincorporated and natural persons.

1.7	Any reference to writing includes all modes of representing or reproducing words in a visible, legible and reproducible form, including in the form of an Electronic Record.

1.8	Unless the context otherwise requires, words and expressions defined in the Companies Act bear the same meanings in these Bye-Laws.

1.9	Headings are used for convenience only and shall not affect the construction of these Bye-Laws.

1.10

A reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and reference to any communication being delivered or received, or being delivered or received at a particular place, includes the transmission of an Electronic Record to a recipient identified in such manner or by such means as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

1.11

A reference to a signature or to anything being signed or executed include such forms of electronic signature or other means of verifying the authenticity of an Electronic Record as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

1.12

A reference to any statute or statutory provision (whether in Bermuda or elsewhere) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force.

1.13	In these Bye-Laws:

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(a)	powers of delegation shall not be restrictively construed but the widest interpretation shall be given thereto;

(b)

the word Board in the context of the exercise of any power contained in these Bye-Laws, includes any Executive Director or any committee as referred in Bye-Law 27.4 of the Company to which or, as the case may be, to whom the power in question has been delegated by the Board;

(c)	no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of any other power of delegation; and

(d)

except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Bye-Laws or under another delegation of the powers.

2.	OBJECTS, REGISTERED OFFICE, OFFICES

2.1

In accordance with the Memorandum of Association, the objects of the Company are to incorporate, to acquire and alienate shares and interests in, to finance, to grant security for obligations of, to enter into general business relationships with, to manage, and to grant services to, legal entities and other entities, in particular those involved in the insurance business, and to do all that is connected therewith or which may be conducive thereto, all to be interpreted in the broadest sense.

2.2	The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

2.3	The Company may have other offices, both within and outside Bermuda, as the Board from time to time shall determine or the business of the Company may require.

3.	SHARE CAPITAL

3.1

The authorised share capital of the Company at the date of adoption of these Bye-Laws is seven hundred and twenty million euro (EUR 720,000,000.00) divided into (4,000,000,000) Common Shares of par value EUR 0.12 each, and two billion (2,000,000,000) Common Shares B of par value EUR 0.12 each.

3.2	The Common Shares shall, subject to the other provisions of these Bye-Laws, entitle the holders thereof to the following rights:

(a)	Dividends:

The holder of a Common Share shall be entitled to receive dividends, on a pari passu and pro rata basis based on the number of Common Shares outstanding from time to time, as and when declared by the Board on the Common Shares as a class.

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(b)	Capital distributions:

The holder of a Common Share shall be entitled to receive in the event of a return of assets on liquidation, reduction of capital or otherwise, whether voluntary or involuntary, to share on a pari passu and pro rata basis based on the number of Common Shares outstanding from time to time in such assets of the Company as are available for distribution.

(c)	Voting:

The holder of a Common Share shall be entitled to receive notice of, and to attend and vote at, general meetings of the Company and meetings of holders of Common Shares. Every holder of Common Shares present in person or by proxy shall on a poll have one vote for each Common Share held by them. The voting rights attached to pledged Common Shares may not be granted to the pledgee. Pledgees of Common Shares are not entitled to receive notice of meetings or attend meetings.

3.3	The Common Shares B shall, subject to the other provisions of these Bye-Laws, entitle the holders thereof to the following rights:

(a)	Dividends:

The holder of a Common Share B shall be entitled to receive dividends in an amount equal to one fortieth (1/40th) of the profits or reserves which the Board resolves to distribute to the holder of a Common Share, on a pari passu and pro rata basis based on the number of Common Shares B outstanding from time to time, as and when declared by the Board on the Common Shares B as a class.

(b)	Capital distributions:

The holder of a Common Share B shall be entitled to be paid in the event of a return of assets on liquidation, reduction of capital or otherwise, whether voluntary or involuntary, a sum equal to one fortieth (1/40th) of the sum to be paid to the holder of a Common Share, to share on a pari passu and pro rata basis based on the number of Common Shares B outstanding from time to time in such assets of the Company as are available for distribution.

(c)	Voting:

The holder of a Common Share B shall be entitled to receive notice of, and to attend and vote at, general meetings of the Company and meetings of holders of Common Shares B. Every holder of Common Shares B present in person or by proxy shall on a poll have one vote for each Common Share B held by them, to be exercised in accordance with the Voting Agreement referred to in Bye-Law 19.9. The voting rights attached to pledged Common Shares B may not be granted to the pledgee. Pledgees of Common Shares B are not entitled to receive notice of meetings or attend meetings.

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3.4

The value or price of a Common Share B, for the purpose of Bye-Law 5.4, Bye-Law 10.2, Bye- Law 14.1 or otherwise, will be determined as one fortieth (1/40(th)) of the value or price of a Common Share. For such purposes, no account will be taken of the difference between Common Shares and Common Shares B in terms of the proportion between financial rights and voting rights.

3.5

The Board may, at its discretion and without the sanction of a Resolution, authorise the purchase by the Company of its own shares as referred to in Section 42A of the Companies Act, of any class, at any price (whether at par or above or below par), and any shares to be so purchased may be selected in any manner whatsoever, upon such terms as the Board may in its discretion determine, provided always that such purchase is effected in accordance with the provisions of the Companies Act. The whole or any part of the amount payable on any such purchase may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Act.

3.6

The Board may, at its discretion and without the sanction of a Resolution, authorise the acquisition by the Company of its own shares as referred to in Section 42B of the Companies Act, of any class, at any price (whether at par or above or below par), and any shares to be so acquired may be selected in any manner whatsoever, to be held as treasury shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Act. The whole or any part of the amount payable on any such acquisition may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Act. The Company shall be a Shareholder either through shares being registered in the Register in the Company’s name or held in the Dutch Statutory Giro System in the Company’s name, but subject always to the provisions of the Companies Act and for the avoidance of doubt the Company shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the Companies Act or these Bye-Laws.

3.7

Subject to the provisions of these Bye-Laws, any shares of the Company held by the Company as treasury shares in accordance with Bye-Law 3.5 shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration, or cancel all or any of the shares. For the avoidance of doubt, treasury shares do not carry the right to vote or to receive payments from capital distributions or dividends.

3.8

The Company shall not exercise any rights and shall not enjoy any or participate in any of the rights attaching to shares, registered in the Register in the Company’s name, held in the Dutch Statutory Giro System in the Company’s name, or otherwise Beneficially Owned by the Company, unless the Companies Act or these Bye-Laws expressly provide otherwise.

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4.	MODIFICATION OF RIGHTS

4.1

Subject to the Companies Act, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of at least seventy-five per cent (75%) of the issued shares of that class or with the sanction of a Resolution passed at a separate meeting of the holders of such shares voting in person or by proxy. To any such separate meeting, unless determined otherwise, all the provisions of these Bye-Laws as to general meetings of the Company shall mutatis mutandis apply.

4.2

For the purposes of these Bye-Laws, unless otherwise expressly provided by the rights attached to any shares or class of shares, those rights attaching to any class of shares for the time being shall not be deemed to be altered by:

(a)	the creation or issue of further shares;

(b)

the creation or issue for full value (as determined by the Board) of further shares ranking as regards participation in the profits, dividends, distributions or assets of the Company or otherwise in priority to them; or

(c)	the purchase or redemption by the Company of any of its own shares.

5.	ISSUE OF SHARES

5.1	The Company may only issue fully paid shares.

5.2	The unissued shares shall be at the disposal of the Board in its sole discretion subject to the following and to these Bye-Laws generally (including Bye-Laws 5.4 and 6.2 in particular):

(a)	subject to (b), prior to the allotment or issuance of any shares, the Board must designate the applicable shares as a class of share as set out in Bye-Law 3.1; and

(b)	no share shall be designated as Common Shares B without a Resolution by the meeting of holders of Common Shares B.

5.3	No shares may be allotted, issued, or if in issue, re-designated, if such shares have not been designated in accordance with Bye-Law 5.2(a).

5.4

Subject to the provisions of these Bye-Laws, any issuance, offer or allotment of unissued shares or grant of a right to subscribe for such shares for a nominal amount of less than ten per cent (10%) of the Company’s issued share capital is at the disposal of the Board, upon such terms and conditions as the Board may determine. Any issuance, offer or allotment of unissued shares or grant of a right to subscribe for such shares for a nominal amount of ten per cent (10%) or more of the Company’s issued share capital requires the sanction of a Resolution, unless (i) the Board has determined such issue, offer, allotment or grant of right to subscribe for shares is necessary or conducive for purposes of safeguarding, conserving or strengthening the capital position of the Company or (ii) such shares are issued to a person exercising a previously granted right to subscribe for shares.

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5.5

Subject to the rights, privileges and conditions attached to any class of shares in issue and these Bye-Laws (including for greater certainty Bye-Law 5.2(b)), the Board may, from time to time, re-designate any class of shares as any other class of shares. For the avoidance of doubt, unissued shares do not carry the right to vote or to receive payments from capital distributions or dividends.

5.6

The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law. Subject to the provisions of the Companies Act, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

5.7

Unless otherwise determined by the Board, shares may be issued in fractional denominations and in such event the Company shall deal with such fractions to the same extent as its whole shares, so that a share in a fractional denomination shall have, in proportion to the fraction of a whole share that it represents, all the rights of a whole share, including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

5.8

Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as otherwise provided in these Bye-Laws, including for greater certainty the holding of shares in accordance with the Dutch Statutory Giro System, or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

6.	PRE-EMPTIVE RIGHTS

6.1	No pre-emptive rights shall apply to the issuance, allotment, or offer of any Common Shares or the grant of a right to Subscribe for Common Shares.

6.2

Unless the Board excludes or limits pre-emptive rights in accordance with Bye-Law 6.4, if the Company proposes to issue, or allot, or offer any Common Shares B or grant a right to subscribe for Common Shares B, those shares or rights shall not be issued, allotted, offered or granted to any person unless the Company has first offered them to the holders of the Common Shares B on the same terms, and at the same price, as those shares or rights are being offered to other persons on a pari passu and pro rata basis to the number of shares held by those holders (as nearly as possible without involving fractions and subject to Bye-Law 6.3). No pre-emptive rights shall apply to the issuance, allotment, or offer of any Common Shares B to a person exercising a right to subscribe for shares previously granted.

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6.3

Subject to the provisions of these Bye-Laws, the Board shall be authorised to set the terms of such issuance, allotment, offering of shares or rights to subscribe for shares to all Shareholders and may make such arrangements as the Board may deem necessary or practical in relation to, without limitation, record dates, fractional entitlements, taking away practical or legal impediments under applicable law or complying with requirements of any jurisdiction or regulatory body.

6.4

If the Company is required to offer shares to the holders of Common Shares B pursuant to Bye- Law 6.1, the Board may exclude or limit these pre-emptive rights in accordance with a prior authorisation granted by Resolution of the meeting of holders of Common Shares B, provided that if less than half (1/2) of the then outstanding Common Shares B that are entitled to vote on the matter is represented during such meeting of holders of Common Shares B, the Resolution can only be adopted with at least two thirds (2/3) of the votes cast.

7.	CERTIFICATES

7.1

No share certificates shall be issued by the Company unless, in respect of a class of shares, the Board has either for all or for some holders of such shares (who may be determined in such manner as the Board thinks fit) determined that the holder of such shares may be entitled to share certificates. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

7.2

If a share certificate is defaced, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.

7.3

All certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be in such form as the Board may determine (including, without limitation, in the form of Electronic Records) and issued under the Seal or signed by a Director, the Secretary or any person authorised by the Board for that purpose. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates do not need to be autographic but may be affixed to such certificates by some mechanical or electronic means or may be printed thereon or that such certificates need not be signed by any person, or may determine that a representation of the Seal may be printed on any such certificates. If any person holding an office in the Company who has signed, or whose facsimile signature has been used on, any certificate ceases for any reason to hold their office, such certificate may nevertheless be issued as though that person had not ceased to hold such office.

7.4

Nothing in these Bye-Laws shall prevent title to any securities of the Company from being evidenced and/or transferred without a written instrument in accordance with regulations made from time to time in this regard under the Companies Act, as the case may be, and the Board shall have power to implement any arrangements which it may think fit for such evidencing and/or transfer which accord with those regulations or the Companies Act.

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7.5

The Board may by resolution decide that the Company shall not deliver certificates for its securities and that, instead, holders of the Company’s securities will have their holdings of securities of the Company evidenced by an electronic, book-based, direct registration service or other non-certificated entry or position on, in the case of Shareholders, the Register or, in the case of other securities of the Company, a register of securityholders to be kept by the Company in place of a physical security certificate or evidenced in accordance with the Dutch Statutory Giro System, in each case, pursuant to a registration system that may be adopted by the Company, in conjunction with its transfer agent (if any). This Bye-Law shall be read such that a registered holder of securities of the Company pursuant to any such electronic, book-based, direct registration service or other non-certificated entry or position shall be entitled to all of the same benefits, rights, entitlements and shall incur the same duties and obligations as a registered holder of securities evidenced by a physical security certificate. The Board and the Company’s transfer agent may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of such a registration system by electronic, book based, direct registration system or other non-certificated means.

8.	REGISTER OF SHAREHOLDERS

8.1

The Register shall be kept at the Registered Office or at such other place in Bermuda as the Board may from time to time direct in the manner prescribed by the Companies Act. Subject to the provisions of the Companies Act, the Company may keep one or more overseas or branch registers in any place, and the Board may make, amend and revoke any such regulations as it may think fit respecting the keeping of such registers. The Board may authorise any share on the Register to be included in a branch register or any share registered on a branch register to be registered on another branch register, provided that at all times the Register is maintained in accordance with the Companies Act.

8.2

In the event shares have been transferred to an Intermediary for the admission into a collective deposit or to Euroclear Nederland for the admission into a giro depot as referred to in the Giro Act, such shares shall be registered in the Register in the name of the Intermediary or Euroclear Nederland, respectively, to be held in accordance with the Giro Act.

8.3

The Register or any branch register may be closed at such times and for such period as the Board may from time to time decide, subject to the Companies Act. Except during such time as it is closed, the Register and each branch register shall be open to inspection in the manner prescribed by the Companies Act between 10:00 a.m. and 12:00 noon (or between such other times as the Board from time to time determines, but no less than two hours) on every working day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register or any branch register any indication of any trust or any equitable, contingent, future or partial interest in any share or any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-Law 5.8.

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8.4

The Company may request Euroclear Nederland, any Intermediary, custodian, securities depositary (or nominee thereof) or any other person the Company knows or may reasonably assume to professionally hold or administer shares or rights derived therefrom to provide the name, address, holdings of shares or rights derived therefrom, the unique identifier for legal entities and, where applicable, the email address for each participant or person for whom the shares or rights derived therefrom are held or administered.

9.	REGISTER OF DIRECTORS AND OFFICERS

The Secretary shall establish and maintain a register of the Directors and Officers of the Company as required by the Companies Act. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Act between 10:00 a.m. and 12:00 noon in Bermuda on every working day.

10.	TRANSFER OF SHARES

10.1	Subject to the Companies Act and to such of the exceptions and restrictions contained in these Bye-Laws as may be applicable:

(a)

a holder of Common Shares may transfer all or any of its Common Shares by an instrument of transfer in the common form, including without limitation common procedures for transfer within the Dutch Statutory Giro System, or in any other form which the Board may approve; and

(b)

a holder of Common Shares B may only transfer all or any of its Common Shares B with the prior written approval of the Board; such transfer may take place by an instrument of transfer in the common form, including without limitation common procedures for transfer within the Dutch Statutory Giro System, or in any other form which the Board may approve.

10.2

An application for approval of the Board as referred to in Bye-Law 10.1(b) must be made in writing and addressed to the Company, for the attention of the Board. It must state the number of Common Shares B the applicant wishes to transfer and the person to whom the applicant wishes to transfer the Common Shares B concerned. The Board must respond to the request within three (3) months from receipt. If it refuses to grant the approval requested, it must inform the applicant of another person who is prepared to purchase the Common Shares B concerned against payment in cash. If that other person and the applicant do not reach agreement on the amount of the purchase price, it will be determined by one or more experts designated by the Board, taking into account the principle as set out in Bye-Law 3.4.

10.3

Notwithstanding a transfer within and in accordance with the procedures of the Dutch Statutory Giro System, the instrument of transfer of a share shall be signed by or on behalf of the transferor. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company. The Board may also decline to register any transfer unless:

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(a)

the instrument of transfer is duly stamped (if required by law) and lodged with the Company, at such place as the Board shall appoint for the purpose, accompanied by the certificate for the shares (if any has been issued) to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer,

(b)	the instrument of transfer is in respect of only one class of share,

(c)	the instrument of transfer is in favour of less than five (5) persons jointly;

(d)	in the case of the transfer of Common Shares B, the Board’s prior written consent to the transfer was obtained in accordance with Bye-Laws 10.1(b) and 10.2;

(e)	in case of the transfer of shares held within the Dutch Statutory Giro System, such transfer is made in accordance with the common procedures of the Dutch Statutory Giro System; and

(f)

it is satisfied that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Bermuda or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained.

10.4	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law.

10.5	If the Board declines to register a transfer it shall, within three (3) months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

10.6

No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share (except that the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed on it in connection with such transfer or entry).

10.7

Notwithstanding anything to the contrary in these Bye-Laws, the Board shall, subject to the Companies Act and other applicable laws and the facilities and requirements of any relevant trading or settlement system concerned, including the Dutch Statuary Giro System, have the power to implement any arrangements it may, in its absolute discretion, think fit in relation to the settlement of transactions of whatever nature concerning such shares in accordance with such trading or settlement system. To the extent such arrangements are so implemented, other than provisions in these Bye-Laws mandated by applicable laws, no provision of these Bye-Laws shall apply or have effect to the extent that it is in any respect inconsistent with the requirements of such system.

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10.8

Notwithstanding anything to the contrary in these Bye-Laws, shares that are listed or admitted to trading on an appointed stock exchange may be transferred in accordance with the rules and requirements of such exchange.

11.	TRANSMISSION OF SHARES

11.1

In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was a sole holder, shall be the only person recognised by the Company as having any title to their shares; nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-Law.

11.2

Any person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to their entitlement, either be registered themselves as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, they shall deliver or send to the Company a notice in writing signed by him stating that they so elect. If they shall elect to have their nominee registered, they shall signify their election by signing an instrument of transfer of such share in favour of their nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.

11.3

A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to their entitlement) be entitled to receive and may give a discharge for any dividends or other monies payable in respect of the share, but they shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until they shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered themselves or to transfer the share and, if the notice is not complied with within sixty (60) days, the Board may thereafter withhold payment of all dividends and other monies payable in respect of the shares until the requirements of the notice have been complied with.

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11.4	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law.

12.	INCREASE OF AUTHORISED CAPITAL

The Company may from time to time increase its authorised capital by such sum to be divided into shares as set out in Bye-Law 3.1 as the Company by Resolution shall prescribe.

13.	ALTERATION OF CAPITAL

13.1	The Company may from time to time by Resolution:

(a)

cancel shares which, at the date of the passing of the Resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(b)	change the currency denomination of its share capital;

(a)	consolidate and divide all or any of the Company’s share capital into shares of larger par value than its existing shares; and

(b)

sub-divide the Company’s shares or any of them into shares of smaller par value than is fixed by the Company’s Memorandum of Association, so, however, that in the sub- division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived.

13.2

Where any difficulty arises in regard to any division, consolidation, or sub-division of shares under this Bye-Law, not being a difficulty regarding the power to effectuate such alterations, the Board may settle the same as it thinks expedient and, in particular, may implement such actions in a manner which does not result in fractional shares (whether by rounding or in any other manner as the Board deems fit) or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall their title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

14.	REDUCTION OF CAPITAL

14.1

Subject to the Companies Act, its Memorandum of Association and any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Resolution authorise the reduction of its issued share capital, provided that such reduction shall only become effective with the approval of the Board and, insofar the reduction concerns the Common Shares B, by Resolution of the meeting of holders of Common Shares B.

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14.2

In relation to any such reduction, the Board may, subject to the approval by Resolution, determine the terms upon which such reduction is to be effected including, in the case of a reduction of part or only of a class of shares, those shares to be affected, subject to Bye-Law 14.1.

15.	MANDATORY OFFER PROVISIONS

15.1

A person must not, other than Euroclear Nederland, an Intermediary or solely as custodian or securities depositary (or nominee thereof) or under any arrangements implemented and/or approved by the Board under Bye-Law 7.4, whether by himself, or with persons determined by the Board to be acting in concert with him, directly or indirectly, in any manner, acquire after the Effective Date Beneficial Ownership of any shares which, taken together with shares already Beneficially Owned by him and by persons determined by the Board to be acting in concert with him, carry, directly or indirectly, thirty per cent (30%) or more of the voting rights attributable to the shares (the “Limit”), except as result of a “Permitted Acquisition”, as hereinafter defined.

15.2	An acquisition is a “Permitted Acquisition” if:

(a)	the Board in its absolute discretion consents to the acquisition which consent may be subject to such conditions as the Board may think fit; or

(b)	it concerns an acquisition by Vereniging Aegon, provided that the Voting Agreement is in effect at the time of such acquisition.

15.3

Where any person breaches the Limit, except as result of a Permitted Acquisition, that person shall without delay make a public announcement thereof and shall within thirty (30) days of breaching the Limit make a general offer to all holders of shares in accordance with Bye-Law 15.4 (an “Offer”).

15.4	An Offer must comply with the following requirements:

(a)	the Offer complies with the applicable rules and regulations of the relevant stock exchange(s);

(b)	the Offer is unconditional in all respects and is open for acceptance for a period of not less than thirty (30) days;

(c)	the making or implementation of the Offer is not dependent on the passing of a resolution at any meeting of shareholders of the person making the Offer (the “Offeror”);

(d)	the Offer is in cash or is accompanied by a cash alternative, in each case,

(i)	at an Offer price per Common Share not less than the greater of:

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(A)

the highest price paid by the Offeror or by any persons determined by the Board to be acting in concert with him for any interest in Common Shares during the twelve (12) months prior to the date on which the Limit was exceeded;

(B)

the one hundred and eighty (180) day volume weighted average price on Euronext Amsterdam of the Common Shares on the date on which the Limit was exceeded, or such other share exchange as determined by the Board; and

(C)

if, before the Offer closes for acceptance, the Offeror or any persons determined by the Board to be acting in concert with him acquires any interest in Common Shares at above the Offer price, the highest price paid for the interest in the Common Shares so acquired,

(such offer price the “Common Share Offer Price”); and

(ii)	at an Offer price per Common Share B of one fortieth (1/40th) of the Common Share Offer Price.

15.5

Where any person breaches the Limit, except as a result of a Permitted Acquisition, and does not make an Offer within the time period as referred to in Bye-Law 15.3, subject to the application of Bye-Law 15.6, that person is in breach of these Bye-Laws.

15.6

The obligation to make an Offer pursuant to Bye-Law 15.3 shall lapse if the person to which the obligation applies is no longer in breach of the Limit within thirty (30) days after breaching the Limit, unless such person has exercised his voting rights in that period.

15.7	The Board may do all or any of the following where it has reason to believe that the Limit is or may be breached:

(a)

require any Shareholder or person appearing or purporting to be interested in any shares of the Company to provide such information as the Board considers appropriate to determine any of the matters under this Bye-Law 15;

(b)	have regard to such public filings or disclosures as it considers appropriate to determine any of the matters under this Bye-Law 15;

(c)	make such determinations under this Bye-Law 15 as it thinks fit, either after calling for submissions from affected Shareholders or other persons or without calling for such submissions;

(d)

determine that some or all of the voting rights attached to such number of shares owned or Beneficially Owned by the person in breach of these Bye-Laws pursuant to Bye-Law 15.5 and any person determined by the Board to be acting in concert with him (the “Subject Shares”), are from a particular time suspended and incapable of being exercised for a definite or indefinite period;

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(e)	determine that some or all of the Subject Shares will not carry any right to any dividends or other distributions from a particular time for a definite or indefinite period; and

(f)	take such other action as it thinks fit for the purposes of this Bye-Law 15 including:

(i)	prescribing rules (not inconsistent with this Bye-Law 15);

(ii)	setting deadlines for the provision of information;

(iii)	drawing adverse inferences where information requested is not provided;

(iv)	making determinations or interim determinations; and

(v)	changing any decision or determination or rule previously made.

15.8

The Board has full authority to determine the application of this Bye-Law 15. Any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any Director acting in good faith under or pursuant to the provisions of this Bye-Law 15 shall be final and conclusive; and anything done by, or on behalf of, or on the authority of, the Board or any Director acting in good faith pursuant to the provisions of this Bye-Law 15 shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The Board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Bye-Law 15.

16.	GENERAL MEETINGS AND RESOLUTIONS IN WRITING

16.1

Save and to the extent that the Company elects to dispense with the holding of one or more of its annual general meetings in the manner permitted by the Companies Act, the Board shall convene, and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Act. Subject to these Bye-laws and the Companies Act, general meetings shall be held at such time and place as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when requisitioned by Shareholders pursuant to the provisions of the Companies Act, convene general meetings other than annual general meetings, which shall be called special general meetings, at such time and place as the Board may appoint.

16.2

Anything which may be done by Resolution of the class of Common Shares B in a separate meeting of holders of Common Shares B may be done by resolution in writing, signed by the holders of such class of shares who at the date of the notice of the resolution in writing represent the majority of votes that would be required if the resolution had been voted on at a meeting of holders of Common Shares B. Such resolution in writing may be signed by the holders of Common Shares B or their proxy, or in the case of a holder of Common Shares B that is a

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corporation or any other legal entity (whether or not a company within the meaning of the Companies Act) by its representative on behalf of such holder of Common Shares B, in as many counterparts as may be necessary. For the avoidance of doubt any Resolution on which the holders of Common Shares are entitled to vote may not be passed by way of a resolution in writing.

16.3

Notice of any resolution in writing to be made under this Bye-Law shall be given to all the holders of the class of Common Shares B who would be entitled to attend a meeting of holders of Common Shares B and vote on the resolution. The requirement to give notice of any resolution in writing to be made under this Bye-Law to holders of the class of Common Shares B shall be satisfied by giving to those holders of the class of Common Shares B a copy of that resolution in the same manner that is required for a notice of a general meeting or meeting of holders of a class of shares of the Company at which the resolution could have been considered, except that the length of the period of notice shall not apply. The date of the notice shall be set out in the copy of the Resolution.

16.4

A resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by a meeting of holders of Common Shares B of the Company. A resolution in writing made in accordance with this Bye-Law shall constitute minutes for the purposes of the Companies Act and these Bye-Laws.

17.	NOTICE OF SHAREHOLDER MEETINGS

17.1

An annual general meeting, special general meeting, or meeting of holders of any class of shares shall be called by not less than thirty (30) Clear Days’ notice in writing. The notice shall specify the place, day and time of the meeting, means of electronic communication, if any, and, the nature of the business to be considered. Notice of every general meeting or a meeting of holders of any class of shares shall be given in any manner permitted by these Bye-Laws to all Shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company and to each Director, and to any Resident Representative who or which has delivered a written notice upon the Registered Office requiring that such notice be sent to them or it.

17.2

If notice of a general meeting or a meeting of holders of any class of shares is for a shorter period than specified in Bye-Law 17.1 or if no notice is sent in accordance with Bye-Law 17.1, a general meeting or a meeting of holders of any class of shares may only be deemed to have been duly called if it is so unanimously agreed by all of the Shareholders entitled to attend and vote thereat.

17.3

Provided that a general meeting or a meeting of holders of any class of shares is otherwise called in accordance with Bye-Law 17.1, the accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

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17.4

A Shareholder present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

17.5

The Board may cancel or postpone a general meeting or a meeting of holders of any class of shares after it has been convened and notice of such cancellation or postponement shall be served in accordance with these Bye-Laws upon all Shareholders entitled to notice of the meeting so cancelled or postponed setting out, where the meeting is postponed to a specific date, notice of the new meeting in accordance with this Bye-Law.

18.	PROCEEDINGS AT SHAREHOLDER MEETINGS

18.1

In accordance with the Companies Act, a general meeting or a meeting of holders of any class of shares may be held with only one (1) individual present, provided that the requirement for a quorum is satisfied. No business shall be transacted at any general meeting or a meeting of holders of any class of shares unless a quorum is present at the time that the meeting proceeds to business. The absence of a quorum shall not be treated as part of the business of the meeting and therefore not preclude the appointment, choice or election of a chairperson.

18.2

Save as otherwise provided in these Bye-Laws, a Shareholder or Shareholders present in person or by proxy and entitled to vote representing the holders of more than one third (1/3) of the issued shares entitled to vote at such meeting shall be a quorum.

18.3

If a quorum is not present within five (5) minutes (or such longer time as the chairperson of the meeting may determine to wait) after the time appointed for the meeting, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairperson of the meeting may determine and at such adjourned meeting two (2) Shareholders present in person or by proxy and entitled to vote and representing the holders of more than one third of the issued shares entitled to vote at such meeting or the highest amount required from time to time by any stock exchange on which any of the shares are listed shall be a quorum, provided that if the Company or a class of Shareholders only has one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum. The Company shall give not less than thirty (30) Clear Days’ notice of any meeting adjourned through want of a quorum and such notice shall state the quorum shall be as set out in the preceding sentence. If at the adjourned meeting a quorum is not present within fifteen (15) minutes after the time appointed for holding the meeting, or such other time the chairperson of the meeting may determine, the meeting shall be dissolved.

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18.4

A general meeting or a meeting of holders of any class of shares shall be held at a physical location at such time and place as the Board shall appoint, provided that the Board may decide that (i) each Shareholder has the right to take part in, address and, to the extent he is entitled to vote, to vote at the physical meeting using electronic means of communication, to which use of electronic means of communications the Board may attach conditions, or (ii) to organise the meeting by sole means of electronic communication (including, without limiting the generality of the foregoing, by telephone, or by video conferencing) as to permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

18.5	Subject to the Companies Act, a Resolution may only be put to a vote at a general meeting or a meeting of holders of any class of shares if:

(a)	it is proposed by or at the direction of the Board; or

(b)	it is proposed at the direction of the Court; or

(c)

it is proposed on the requisition in writing of (i) Shareholders representing at least one per cent (1%) of the shares, or (ii) not less than one hundred (100) Shareholders, and is made in accordance with, the relevant provisions of the Companies Act; or

(d)	the chairperson of the meeting in their absolute discretion decides that the Resolution may properly be regarded as within the scope of the meeting.

18.6

Subject to the Companies Act, any matter that is not expressly reserved for, or that does not expressly require the, Shareholders’ prior approval by Resolution pursuant to the Companies Act or these Bye-Laws, may only be put as a non-voting discussion item that shall be non- binding on the Company and the Board to a general meeting or a meeting of holder of any class of shares unless otherwise determined by, in the case of a Resolution pursuant to Bye-Laws 18.5(a) or 18.5(c), the Board; in the case of a Resolution pursuant to Bye-Law 18.5(b), a competent court; or in the case of a Resolution pursuant to Bye-Law 18.5(d), the chairperson of that meeting, in each case, in the sole discretion of such determiner.

18.7

No amendment may be made to a Resolution, at or before the time when it is put to a vote, unless the chairperson of the meeting in their absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting.

18.8

Each Director shall be entitled to attend and speak at any general meeting or a meeting of holders of any class of shares. The Resident Representative, if any, upon giving the notice referred to in Bye-Law 17.1 above, shall be entitled to attend and speak at any general meeting or a meeting of holders of any class of shares.

18.9

The Chairperson shall preside as chairperson at every general meeting or a meeting of holders of any class of shares of the Company. If the Chairperson is absent, the Vice-Chairperson shall preside as chairperson of the meeting, unless the Board has designated another person for that purpose. If the chairpersonship of the meeting is not provided for in accordance with the preceding two sentences, the meeting itself will appoint a chairperson. If the Secretary is absent and no replacement has been designated prior to the meeting, the chairperson of the meeting shall appoint another person to act as secretary of the meeting. If desired, one or more scrutineers may be appointed by the chairperson of the meeting.

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18.10

If the chairperson of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in their ruling. Any ruling by the chairperson of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

18.11

The chairperson of the meeting may, with the consent by Resolution of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time (or sine die) and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. In addition to any other power of adjournment conferred by law, the chairperson of the meeting may at any time without consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place (or sine die) if, in their opinion, it would facilitate the conduct of the business of the meeting to do so or if they are so directed (prior to or at the meeting) by the Board. When a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Board. When a meeting is adjourned for three (3) months or more or for an indefinite period, at least thirty (30) Clear Days’ notice shall be given of the adjourned meeting. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

19.	VOTING

19.1

Save where a greater majority is required by the Companies Act or the Bye-Laws, any question proposed for consideration at any general meeting or a meeting of holders of any class of shares shall be decided on by a simple majority of votes cast.

19.2

Subject to Bye-Laws 18.11 and 35.2 and to any rights or restrictions attached to any class of shares, at any general meeting or meeting of holders of any class of shares of the Company, each Shareholder present in person or by proxy shall be entitled to vote on any question to be decided on a poll vote and each Shareholder present in person or by proxy shall be entitled on a poll to vote for each share held by them.

19.3	At any general meeting or a meeting of holders of any class of shares, a Resolution put to the vote of the meeting shall be decided by a poll vote.

19.4	On a poll, votes may be cast in person, by proxy or in the form of an Electronic Record.

19.5	A poll may be conducted by way of paper ballot or electronic voting device.

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19.6	A person entitled to more than one vote on a poll need not use all their votes or cast all the votes they use in the same way.

19.7

In the case of an equality of votes at a general meeting or a meeting of holders of any class of shares, the chairperson of such meeting shall not be entitled to a second or casting vote and the Resolution shall fail.

19.8

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

19.9

The holder(s) of Common Shares B shall enter into a Voting Agreement with the Company. The Voting Agreement shall provide that the holder(s) of Common Shares B shall exercise one (1) vote for every forty (40) Common Shares B held, save for the circumstances provided for in the Voting Agreement allowing the exercise of more of the voting rights attached to the Common Shares B in accordance with Bye-Law 3.3(c). The Voting Agreement shall be publicly available on the Company’s corporate website. If a holder of Common Shares B intends to exercise more than one (1) vote for every forty (40) Common Shares B he holds, he will give notice of such intention to the general meeting prior to the voting at such meeting in accordance with the Voting Agreement.

19.10

A Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, by their receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings or a meeting of holders of any class of shares.

19.11

No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

19.12	The decision of the chairperson of a general meeting or a meeting of holders of any class of shares on the outcome of a vote on any matter shall be final and decisive. If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted,

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the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any Resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairperson of the meeting and shall only vitiate the decision of the meeting on any Resolution if the chairperson of the meeting decides that the same may have affected the decision of the meeting. The decision of the chairperson of the meeting on such matters shall be final and conclusive.

19.13

When determining how many votes are cast by Shareholders, how many Shareholders are present or represented at a meeting or what portion of the Company’s issued capital is represented at a meeting, no account will be taken of shares for which no votes can be cast by law. Common Shares B are only taken into account so far as the voting rights attached thereto are actually exercisable. Votes not permitted to be cast pursuant to a Voting Agreement as referred to in Bye-Law 19.9 are deemed not exercisable for the purpose of this Bye-Law.

20.	PROXIES AND CORPORATE REPRESENTATIVES

20.1

A Shareholder may appoint one or more persons as their proxy, with or without the power of substitution, to represent him and vote on their behalf in respect of all or some only of their shares at any general meeting (including an adjourned meeting) and any meeting of the relevant class of shares. A proxy need not be a Shareholder. The instrument appointing a proxy shall be in writing executed by the appointor or their attorney authorised by him in writing or, if the appointor is a corporation, either under its Seal or executed by an officer, attorney or other person authorised to sign the same, or in the form of an Electronic Record.

20.2

A Shareholder which is a corporation or any other legal entity may, by written authorisation, appoint any person (or two (2) or more persons in the alternative) as its representative to represent it and vote on its behalf at any general meeting (including an adjourned meeting) and any meeting of the relevant class of shares and such a corporate representative may exercise the same powers on behalf of the corporation or any other legal entity which they represents as that corporation or any other legal entity could exercise if it were an individual Shareholder and the Shareholder shall for the purposes of these Bye-Laws be deemed to be present in person at any such meeting if a person so authorised is present at it.

20.3

Any Shareholder may appoint a proxy or (if a corporation or any other legal entity) representative for a specific general meeting, and adjournments thereof, or may appoint a standing proxy or (if a corporation or any other legal entity) representative, by serving on the Company at the Registered Office, or at such place or places as the Board may otherwise specify for the purpose, a proxy or (if a corporation or any other legal entity) an authorisation. Any standing proxy or authorisation shall be valid for all general meetings and adjournments thereof or resolutions in writing, as the case may be, until notice of revocation is received at the Registered Office or at such place or places as the Board may otherwise specify for the purpose. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Shareholder is present

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or in respect to which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.

20.4

A Shareholder may appoint a proxy which may be irrevocable in accordance with its terms and the holder thereof shall be the only person entitled to vote the relevant shares at the general meeting or at the meeting of the relevant class of shares at which such holder is present. Notice of the appointment of any such proxy shall be given to the Company at its Registered Office, and shall include the name, address, telephone number and electronic mail address of the proxy holder. The Company shall give to the proxy holder notice of all meetings of Shareholders of the Company and shall be obliged to recognise the holder of such proxy until such time as the holder notifies the Company in writing that the proxy is no longer in force.

20.5

Subject to Bye-Laws 20.3 and 20.4, the instrument appointing a proxy or corporate representative together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office or at such place or places and at such time as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a resolution in writing, in any document sent therewith, prior to the holding of the relevant meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, or, in the case of a resolution in writing, prior to the effective date of the resolution in writing and in default the instrument of proxy or authorisation shall not be treated as valid.

20.6	The decision of the chairperson of any general meeting or meeting of holders of any class of shares as to the validity of any appointments of a proxy shall be final.

20.7

Instruments of proxy or authorisation shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, make available with the notice of any meeting or any resolution in writing forms of instruments of proxy or authorisation for use at that meeting or in connection with that resolution in writing. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll, to speak at the meeting and to vote on any amendment of a resolution in writing or amendment of a Resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy or authorisation shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates. If the terms of the appointment of a proxy include a power of substitution, any proxy appointed by substitution under such power shall be deemed to be the proxy of the Shareholder who conferred such power. All the provisions of these Bye-Laws relating to the execution and delivery of an instrument or other form of communication appointing or evidencing the appointment of a proxy shall apply, mutatis mutandis, to the instrument or other form of communication effecting or evidencing such an appointment by substitution.

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20.8

A vote given in accordance with the terms of an instrument of proxy or authorisation shall be valid notwithstanding the previous death or unsoundness of mind of the principal, or revocation of the instrument of proxy or of the corporate authority, provided that no intimation in writing of such death, unsoundness of mind or revocation shall have been received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy or authorisation in the notice convening the meeting or other documents sent therewith) at least one hour before the commencement of the meeting or adjourned meeting, or the taking of the poll, or the day before the effective date of any resolution in writing at which the instrument of proxy or authorisation is used.

20.9

Subject to the Companies Act, the Board may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend, speak and vote on behalf of any Shareholder at general meetings or to sign resolutions in writing.

21.	ELECTION, SUSPENSION AND REMOVAL OF DIRECTORS

21.1

The Board shall consist of one or more Executive Directors and one or more Non-Executive Directors. The Board shall determine the number of Executive Directors and Non-Executive Directors in its sole discretion, provided that the majority of the Board shall consist of Non- Executive Directors.

21.2

Each Director shall be elected at a general meeting of the Company for a term ending at the conclusion of the annual general meeting held in the fourth (4th) calendar year after the election unless a shorter term is set out in his nomination. A Director will be eligible for re-election upon expiry of his term. The consecutive term of a Non-Executive Director shall expire at the closing of the annual general meeting held in the twelfth (12th) calendar year after their election, unless the Board, in the interest of the Company decides otherwise.[1]

21.3	The election or re-election of Directors by the general meeting follows the following procedure and majority requirements.

(a)

No person shall be nominated as a Director unless (i) they are nominated by the Board in accordance with Bye-Law 18.5(a) and any board rules applicable to the Board from time to time or by Shareholders in accordance with Bye-Law 18.5(c) and (ii) the nomination complies with this Bye-Law and Bye-Law 21.4.

(b)	In the case of an election or re-election proposed by a Shareholder in accordance with Bye-Law 18.5(c) to be effected at an annual general meeting, not less than one hundred

[1]	The consecutive term referred to in Bye-Law 21.5 shall be reduced by the period the Non-Executive Director served as member of the supervisory board of Aegon N.V.

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twenty (120) nor more than one hundred fifty (150) days after the date of the Company’s notice of the annual general meeting sent to Shareholders in connection with the prior year’s annual general meeting, a notice executed by a Shareholder must have been received by the Secretary of the Company of the intention to propose such person for election, setting forth as to each person whom the Shareholder proposes to nominate for election or re-election as a Director the information detailed in Bye-Law 21.4. In the case of any notice of a nomination of a person by a Shareholder for election or re-election as a Director at a special general meeting, such notice must be given prior to the later of one hundred twenty (120) days before the date of the special general meeting and the date which is ten (10) days after the date of the first public announcement or other notification of the date of the special general meeting.

(c)	The election or re-election of any person proposed as a Director shall be effected by a separate Resolution.

(d)

Unless otherwise required by the Companies Act, the election or re-election of Directors shall be decided by the applicable threshold of the majority of the votes cast specified below, in each case at a general meeting of the Company, at which a quorum as referred to in Bye-Law 18.1 is present, by the Shareholders entitled to vote on the matter. The election or re-election of a Director shall be decided on in accordance with the following:

(i)	The election or re-election of a Director nominated by the Board pursuant to Bye- Law 21.3(a) shall be by a simple majority of votes cast.

(ii)

The election or re-election of a Director nominated by Shareholders pursuant to Bye-Law 21.3(a) shall be by two-thirds (2/3) majority of the votes cast, representing more than half (1/2) of the then outstanding shares that are entitled to vote on the matter.

(iii)

If there are two or more nominees to fill a vacancy on the Board, each such nominee shall be voted upon individually and only the nominee receiving the most votes in favour, which votes in favour must represent at least the required majority and representation of the votes cast under (i) and (ii), shall be elected as Director. If two (2) or more nominees receive the same number of votes in favour, the nominee who received the highest percentage of votes in favour shall be elected as Director. If two (2) or more nominees received both the same number of votes in favour and the same percentage of votes in favour, no nominee shall be elected.

21.4	The nomination of any person for election as a Director shall include:

(a)	the nominee’s name and age;

(b)	the principal occupation or employment of each such nominee;

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(c)	the class and number of shares which are owned of record and Beneficially Owned by each such nominee (if any); and

(d)

such other information concerning each such nominee as would be required to be disclosed pursuant to the rules of any stock-exchange or regulatory authority to which the Company is subject; provided that, the Company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director or that could be material to a reasonable Shareholder’s understanding of the independence, or lack thereof, of such nominee.

21.5

All Directors, upon election, except upon re-election at an annual general meeting, must provide written acceptance of their election, in such form as the Board may think fit, by notice in writing to the Registered Office within thirty (30) days of their election.

21.6

Any one or more vacancies in the Board not filled at any general meeting shall be deemed casual vacancies for the purposes of these Bye-Laws. Without prejudice to the power of the Company by Resolution in pursuance of any of the provisions of these Bye-Laws to elect any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time, subject to Bye-Law 21.1, to appoint any person to be a Director so as to fill a casual vacancy. A Director so appointed shall hold office only until the following annual general meeting. If not reappointed by election at such annual general meeting, they shall vacate office at the conclusion thereof.

21.7

A Director may at any time be removed or suspended from their office by Resolution on a proposal of the Board. A Director who is suspended may not act as a Director of the Company including, without limitation, by exercising any powers that would otherwise vest in a Director, by attending or voting at meetings of the Board or by directly or indirectly taking part in the management of the Company. A Director who is suspended does not owe duties to the Company during the period of their suspension. A Resolution to remove or suspend a Director from their office as Director other than on proposal of the Board may only be adopted with a two-thirds (2/3) majority of the votes cast, representing at least half (1/2) of the then outstanding shares that are entitled to vote on the motion. A suspension of a Director may be ended at any time by Resolution, provided that a Resolution to end the suspension of a Director other than on proposal of the Board may only be adopted with a two-thirds (2/3) majority of the votes cast, representing at least half (1/2) of the then outstanding shares that are entitled to vote on the motion.

21.8

An Executive Director may be suspended by the Board at any time (without the sanction of a Resolution). A suspension of an Executive Director may be extended by the Board one or more times, but may not last longer than three (3) months in aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension shall end. The Executive Directors shall not participate in any deliberations and decision-making in the Board that concerns the suspension of an Executive Director.

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22.	RESIGNATION AND DISQUALIFICATION OF DIRECTORS

22.1	The office of a Director shall be deemed to have been vacated if he:

(a)	resigns by notice in writing delivered to the Registered Office or tendered at a meeting of the Board;

(b)	becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that such Director’s office is vacated, or dies;

(c)	becomes bankrupt under the laws of any country;

(d)	is prohibited by law from being a Director or, in the case of a corporate Director, is otherwise unable to carry on or transact business;

(e)	ceases to be a Director by virtue of the Companies Act or these Bye-Laws or is removed from office pursuant to these Bye-Laws;

(f)	is the subject of a vote for his removal passed in accordance with Bye-Law 21.7.

22.2	The provisions of section 93(2) of the Companies Act 1981 of Bermuda shall not apply to the Company.

23.	ALTERNATE DIRECTORS

No Director may appoint any other person to be an alternate Director.

24.	DIRECTORS’ INTERESTS

24.1

An Executive Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with their office of Director for such period and upon such terms as the Board may determine, provided that the Executive Director can only hold such other office or place of profit for as long as it is a Director. The Executive Director may be paid such extra remuneration for any such other office or place of profit with the Company as the Board may determine, provided this is in accordance with the remuneration guidelines as referred to in Bye- Law 26.1.

24.2

Subject to the provisions of the Companies Act and Bye-Law 24.3, a Director may notwithstanding their office be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is interested.

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24.3

Any Director must inform the Board of any potential conflict of interest, which is a conflict between a direct or indirect personal interest of a Director and the interest of the Company or its business. So long as, where it is necessary, they declare the nature of their interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Companies Act, a Director shall not by reason of their office be accountable to the Company for any benefit which they derive from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit. Upon disclosure of such potential conflicted interest to the Board, the Board will determine, on a simple majority vote, if such Director’s interest does indeed conflict with the interests of the Company or its business in such way as described in the first sentence. The respective Director shall not participate in any deliberations and decision- making of the Board, unless the Board decides otherwise. The conflicted Director shall not count towards the quorum of the Board meeting for that specific matter only. The determination of a conflict and decision to permit a conflicted Director to vote shall be taken without the respective Director participating in the deliberations and decision-making. If all Directors are conflicted, all Directors shall be permitted to participate in the deliberations and decision-making on the relevant subject in the Board.

24.4

For the purposes of these Bye-Laws, without limiting the generality of the foregoing, a Director is deemed to have an interest in a transaction or arrangement with the Company if he is the holder or Beneficial Owner of ten per cent (10%) or more of any class of the equity share capital of any body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate with which the Company is proposing to enter into a transaction or arrangement, provided that there shall be disregarded any shares held by such Director as bare or custodian trustee and of which he is no Beneficial Owner, any shares comprised in a trust in which the Director’s interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust in which the Director is only interested as a unit holder. For the purposes of this Bye-Law, an interest of a person who is connected with a Director shall be treated as an interest of the Director.

25.	POWERS AND DUTIES OF THE BOARD

25.1

Subject to the provisions of the Companies Act and these Bye-Laws, the Board shall manage and conduct the business of the Company and is responsible for the general affairs of the company, including setting the strategy of the Company. The Executive Directors are primarily responsible for the day-to-day management of the Company and shall furthermore exercise all, powers, authorities, discretions and tasks as delegated to them in accordance with Bye-Law 27.3. The Non-Executive Directors supervise the Executive Directors’ policy and performance of duties and the Company’s general affairs and its business, and give advice to the Executive Directors. The Non-Executive Directors furthermore perform any duties allocated to them under or pursuant to these Bye-Laws. The Executive Directors shall timely provide the Non-Executive Directors with the information they need to carry out their duties.

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25.2

Subject to the provisions of the Companies Act and these Bye-Laws, the Board may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

25.3

The Board may exercise all the powers of the Company except those powers that are required by the Companies Act or these Bye-Laws to be exercised by the Shareholders, the Shareholders’ meeting or a meeting of holders of any class of shares.

25.4

Subject to the Companies Act, in the exercise of its duties the Board shall take into account (among other matters) the long term consequences of decisions, sustainability, the Company’s reputation and the interest of all corporate stakeholders, including, amongst others, the Shareholders, the Company’s employees, business relations, policyholders, relations with regulators, and other groups, directly or indirectly, influenced by the business of the Company, all in the broadest sense (“Stakeholder Interest”).

For

the purposes of a Director’s duty to act in the way he considers, in good faith, is in the best interests of the Company, the Director shall not be required to regard the benefit of any particular Stakeholder Interest or group of Stakeholder Interests as more important than any other.

25.5	Nothing in this Bye-Law, express or implied, is intended to or shall create or grant any right or cause of action to, by or for any person (other than the Company).

26.	REMUNERATION

26.1	The Company shall establish guidelines in respect of the remuneration of Directors. These remuneration guidelines are adopted by the Board.

26.2

The Board shall determine the remuneration and other terms of service of the Executive Directors and the Non-Executive Directors with due observance of the remuneration guidelines as referred to in Bye-Law 26.1. The Executive Directors shall not participate in the deliberations and decision-making process of the Board in determining the remuneration and other terms of service for the Executive Directors and Non-Executive Directors.

26.3

At every annual general meeting, the Board shall present Shareholders with a remuneration report regarding the remuneration provided to the directors for the prior financial year and such report shall be put to an advisory vote of the Shareholders, which vote shall not be binding on the Board or the Company.

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26.4

No Director or former Director shall be accountable to the Company or the Shareholders for any benefit provided pursuant to this Bye-Law and the receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.

27.	DELEGATION OF THE BOARD’S POWERS

27.1	Subject to the Companies Act, these Bye-Laws and any restrictions implemented by the Board, the Board or any individual Executive Director may act for, on behalf of, and in the name of the Company.

27.2

The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Such attorney may, if so authorised by the power of attorney, execute any deed, instrument or other document on behalf of the Company.

27.3

The Board may entrust to and confer upon any Director, Officer or, without prejudice to the provisions of Bye-Law 27.4, other person any of the powers, authorities and discretions exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions, and may from time to time revoke or vary all or any of such powers, authorities and discretions but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby. Such delegation of powers, authorities and discretions shall be included in the set of rules and regulations as referred to in Bye-Law 28.3.

27.4

The Board may, from time to time, establish such committees, in each case, it deems fit and may delegate any of its powers, authorities and discretions to such committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, and in conducting its proceedings conform to any regulations which may be imposed upon it by the Board.

28.	PROCEEDINGS OF THE BOARD

28.1	The Board will designate one of the Non-Executive Directors as Chairperson and one of the Non- Executive Directors as Vice-Chairperson.

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28.2

The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Unless otherwise specified in these Bye-Laws or in the regulations referred to in Bye-Law 28.3, questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes on matters that are resolved on by the full Board as determined in the regulations referred to in Bye-Law 28.3 the chairperson of the meeting shall be entitled to a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.

28.3

The Board may draw up a set of rules and regulations governing the exercise of its powers, authorities and discretions, including the division of tasks in the Board and between Executive Directors and Non-Executive Directors. In conducting its proceedings, the Board shall conform to any such rules and regulations.

28.4

Notice of a meeting of the Board may be given to a Director by word of mouth or in any manner permitted by these Bye-Laws. A Director may retrospectively waive the requirement for notice of any meeting by consenting in writing to the business conducted at the meeting.

28.5

The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be a majority of the Directors then in office. Any Director who ceases to be a Director at a meeting of the Board may continue to be present and to act as a Director and, subject to Bye-Law 24.3, be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

28.6

The Resident Representative shall, upon delivering written notice of an address for the purposes of receipt of notice to the Registered Office, be entitled to receive notice of, attend and be heard at and to receive minutes of all meetings of the Board.

28.7

So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no such quorum remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting and setting the agenda for such general meeting.

28.8

The Chairperson shall preside as chairperson at every meeting of the Board. If the Chairperson is not present, the Vice-Chairperson shall act as chairperson of the Board meeting. If the Vice- Chairperson is not present, the Directors present may choose one of their number to be chairperson of the Board meeting.

28.9

The meetings and proceedings of any committee of the Board consisting of two (2) or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any rules or regulations imposed by the Board.

28.10

A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board, as provided for in these Bye-Laws or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or members of the committee concerned.

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28.11

A meeting of the Board or a committee of the Board may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those Directors participating in the meeting are physically assembled, or, if there is no such group, where the chairperson of the meeting then is.

28.12

All acts done by the Board or by any committee of the Board or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the election of any member of the Board or such committee or person acting as aforesaid or that he was disqualified or had vacated his office, be as valid as if every such person had been duly elected and was qualified and had continued to be a Director, member of such committee or person so authorised.

28.13

The Company may by Resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Bye-Laws prohibiting a Director from voting at a meeting of the Board or of a committee of the Board, or ratify any transaction not duly authorised by reason of a contravention of any such provisions.

28.14

If a question arises at a meeting of the Board or a committee of the Board as to the entitlement of a Director to vote or be counted in a quorum, the question may, before the conclusion of the meeting, be referred to the chairperson of the Board meeting and their ruling in relation to any Director other than themselves shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed. If any such question arises in respect of the chairperson of the Board meeting, it shall be decided by resolution of the Board (on which the chairperson of the Board meeting shall not deliberate or vote) and such resolution will be final and conclusive except in a case where the interests of the chairperson of the Board meeting have not been fairly disclosed.

29.	OFFICERS

29.1

The Board may appoint such Officers as the Board may determine from time to time. Executive Directors can be appointed as Officer. Non-Executive Directors cannot be appointed as Officer. Any person appointed as Officer pursuant to this Bye-Law shall hold office for such period and upon such terms and with such powers and duties as the Board may determine. The Board may revoke or terminate any such appointment.

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29.2

Any appointment of an Executive Director as Officer shall terminate if they cease to be a Director but without prejudice to any rights or claims which they may have against the Company by reason of such cesser. An Executive Director appointed as Officer shall not cease to be an Executive Director if their appointment to such executive office terminates.

29.3	Save as otherwise provided, the provisions of these Bye-Laws as to resignation and disqualification of Directors shall mutatis mutandis apply to the resignation and disqualification of Officers.

30.	SECRETARY AND RESIDENT REPRESENTATIVE

30.1

The Secretary and, if required, the Resident Representative, shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board. The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Companies Act together with such other duties as shall from time to time be prescribed by the Board.

30.2

A provision of the Companies Act or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

31.	THE SEAL

31.1

The Board may authorise the production of a common seal of the Company and one or more duplicate common seals of the Company, which shall consist of a circular device with the name of the Company around the outer margin thereof and the country and year of registration in Bermuda across the centre thereof.

31.2	Any document required to be under seal or executed as a deed on behalf of the Company may be:

(a)	executed under the Seal in accordance with these Bye-Laws; or

(b)	signed or executed by any person authorised by the Board for that purpose, without the use of the Seal.

31.3

The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee of the Board. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be attested by the signature of:

(a)	a Director; or

(b)	the Secretary; or

(c)	any one person authorised by the Board for that purpose.

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32.	DIVIDENDS AND OTHER PAYMENTS

32.1

The Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests, in particular those set out in Bye-Laws 3.3 and 3.4, including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to Bye-Law 34.2, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.

32.2	Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)	all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid;

(b)

dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

32.3

The Board may withhold and deduct from any dividend, distribution or other monies payable to a Shareholder by the Company on or in respect of any shares any applicable dividend withholding tax and all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

32.4	No dividend, distribution or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

32.5

Subject to Bye-Law 32.6, any dividend, distribution or interest, or part thereof payable in cash, or any other sum payable in cash to the Shareholders may be paid by cheque or warrant sent through the post or by courier addressed to the holder at their address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at their registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two (2) or more joint holders may give effectual receipts for any dividends, distributions or other monies payable or property distributable in respect of the shares held by such joint holders.

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32.6

All dividends, distributions or interests in respect of shares held by a securities depositary, including Euroclear Nederland, shall be paid by placing those dividends, distributions or interest (minus any applicable withholding tax withheld or deducted pursuant to Bye-Law 32.3) at the disposal of such securities depositary, subject to and in accordance with the regulations of such securities depositary.

32.7

The Board may resolve to pay dividends, distributions or interest in another denomination than those of the shares, including the national currency of the country of an appointed stock exchange upon which the shares in question are listed for the time being.

32.8

Any dividend or distribution out of contributed surplus unclaimed for a period of five (5) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

32.9

The Board may also, in addition to its other powers, direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend, the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board, provided that such dividend or distribution may not be satisfied by the distribution of any partly paid shares or debentures of any company without the sanction of a Resolution.

33.	RESERVES

The Board may, before declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

34.	CAPITALISATION OF PROFITS

34.1

The Board may from time to time resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time

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being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid amongst such Shareholders, or partly in one way and partly in the other, provided that for the purpose of this Bye-Law, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholders credited as fully paid.

34.2

Where any difficulty arises in regard to any distribution under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

35.	RECORD AND REGISTRATION DATES

35.1

Notwithstanding any other provisions of these Bye-Laws, the Board may fix any date as the record date for any dividend, distribution, allotment or issue. Any such record may be on or at any time not more than sixty (60) Business Days before any date on which such dividend, distribution, allotment or issue is paid, allotted or issued (as the case may be).

35.2

In relation to any general meeting of the Company or of any class of holders of shares or to any adjourned meeting or any poll taken at a meeting or adjourned meeting of which notice is given, the Board may fix and specify in the notice of meeting or adjourned meeting or in any document sent to Shareholders by or on behalf of the Board in relation to the meeting, a time and date (“Record Date”) which is not more than sixty (60) days before the date fixed for the meeting (“Meeting Date”) nor less than twenty (20) Business Days before the Meeting Date and, notwithstanding any provision in these Bye-Laws to the contrary, in such case:

(a)

each person entered in the Register or another register designated by the Board, including the records of the Intermediary at the Record Date as a Shareholder, or a Shareholder of the relevant class, (“Record Date Holder”) shall be entitled to attend and to vote at the relevant meeting and to exercise all of the rights or privileges of a Shareholder, or a Shareholder of the relevant class, in relation to that meeting in respect of the shares, or the shares of the relevant class, registered in their name at the Record Date;

(b)

the Intermediary shall file a written statement, at such place and time as specified in the notice of meeting, for each person entered into their records at the Record Date as a Shareholder, stating that that the person named therein is entitled through the Intermediary to the number of shares stated and that such person will retain such entitlement until the end of the meeting;

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(c)

as regards any shares, or shares of the relevant class, which are registered in the name of a Record Date Holder at the Record Date but are not so registered at the Meeting Date (“Relevant Shares”), each holder of any Relevant Shares at the Meeting Date shall be deemed to have irrevocably appointed that Record Date Holder as their proxy for the purpose of attending and voting in respect of those Relevant Shares at the Relevant Meeting (with power to appoint, or to authorise the appointment of, some other person as proxy), in such manner as the Record Date Holder in their absolute discretion may determine; and

(d)

accordingly, except through their proxy pursuant to Bye-Law 35.2(c) above, a holder of Relevant Shares at the Meeting Date shall not be entitled to attend or to vote at the Relevant Meeting, or to exercise any of the rights or privileges of a Shareholder, or a Shareholder of the relevant class, in respect of the Relevant Shares at that meeting.

35.3

The Board may resolve that the entry of the name of a person in the Register or another register designated by the Board, including the records of an Intermediary at the Record Date as a Record Date Holder shall be sufficient evidence of their appointment as proxy in respect of any Relevant Shares for the purposes of this Bye-Law, but all the provisions of these Bye-Laws relating to the execution and deposit of an instrument appointing a proxy or any ancillary matter (including the Board’s powers and discretions relevant to such matter) shall apply to any instrument appointing any person other than the Record Date Holder as proxy in respect of any Relevant Shares.

35.4

The Board may from time to time make such arrangements for the purpose of controlling the attendance at any meeting, whether involving the issue of tickets or the imposition of some means of registration, including without limitation procedures for registration for shares held within the Dutch Statutory Giro System, or otherwise, as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them.

36.	ACCOUNTING RECORDS

36.1	The financial year shall be the calendar year.

36.2	At every annual general meeting, the Board shall present Shareholders with the annual accounts to be discussed during the meeting.

36.3

The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company’s affairs and to show and explain its transactions, in accordance with the Companies Act.

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36.4

The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors, provided that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three (3) month period. No Shareholder (other than an Officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by Resolution.

36.5

A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Act.

37.	AUDIT

Save

and to the extent that an audit is waived in the manner permitted by the Companies Act, Auditors shall be appointed by Resolution on proposal of the Board, and their duties regulated in accordance with the Companies Act, any other applicable law and such requirements not inconsistent with the Companies Act as the Board may from time to time determine.

38.	SERVICE OF NOTICES AND OTHER DOCUMENTS

38.1

Any notice or other document (including but not limited to a share certificate, any notice of a general meeting of the Company, any instrument of proxy and any document to be sent in accordance with Bye-Law 36.5) may be sent to, served on or delivered to any Shareholder by the Company:

(a)	personally;

(b)	sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at their address as appearing in the Register;

(c)	by sending it by courier to or leaving it at the Shareholder’s address appearing in the Register;

(d)

where applicable, by sending it by email or facsimile or other mode of representing or reproducing words in a legible and non-transitory form or by sending an Electronic Record of it by electronic means, in each case to an address, account or number supplied by such Shareholder for the purposes of communication in such manner; or

(e)

by publication of an Electronic Record of it on a website and notification of such publication (which shall include the address of the website, the place on the website where the document may be found, and how the document may be accessed on the website) by at least one of the other methods set out in paragraphs 38.1(a), 38.1(b), 38.1(c) or 38.1(d) of this Bye-Law, in accordance with the Companies Act.

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In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders.

38.2	Any notice or other document shall be deemed to have been served on or delivered to any Shareholder by the Company:

(a)	if sent by personal delivery, at the time of delivery;

(b)	if sent by post, forty-eight (48) hours after it was put in the post;

(c)	if sent by courier or facsimile, twenty-four (24) hours after sending;

(d)	if sent by email or other mode of representing or reproducing words in a legible and non- transitory form or as an Electronic Record by electronic means, twelve (12) hours after sending; or

(e)	if published as an Electronic Record on a website, at the time that the notification of such publication shall be deemed to have been delivered to such Shareholder,

and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed and stamped and put in the post, published on a website in accordance with the Companies Act and the provisions of these Bye-Laws, or sent by courier, facsimile, email or as an Electronic Record by electronic means, as the case may be, in accordance with these Bye-Laws.

38.3

Each Shareholder and each person becoming a Shareholder subsequent to the adoption of these Bye-Laws, by virtue of its holding or its acquisition and continued holding of a share, as applicable, shall be deemed to have acknowledged and agreed that any notice or other document (excluding a share certificate) may be provided by the Company by Electronic Record or by way of accessing them on a website instead of being provided by other means.

38.4

Save as otherwise provided, the provisions of these Bye-Laws as to service of notices and other documents on Shareholders shall mutatis mutandis apply to service or delivery of notices and other documents to the Company or any Director, or a Resident Representative pursuant to these Bye-Laws.

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39.	DESTRUCTION OF DOCUMENTS

The Company shall be entitled to destroy all instruments of transfer of shares which have been registered and all other documents on the basis of which any entry is made in the register at any time after the expiration of seven (7) years from the date of registration thereof and all dividends mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two (2) years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one (1) year from the date of cancellation thereof and all paid dividend warrants and cheques at any time after the expiration of one (1) year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one (1) year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one (1) month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(a)	the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b)

nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Bye- Law; and

(c)	references herein to the destruction of any document include references to the disposal thereof in any manner.

40.	UNTRACED SHAREHOLDERS

40.1

The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a Shareholder or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that:

(a)	during a period of five (5) years, no dividend in respect of those shares has been claimed and at least three (3) cash dividends have become payable on the share in question;

(b)

on or after expiry of that period of five (5) years, the Company has inserted an advertisement in a newspaper circulating in the area of the last registered address at which service of notices upon the Shareholder or person entitled by transmission may be effected in accordance with these Bye-Laws and in a national newspaper published in the relevant country, giving notice of its intention to sell such shares:

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(c)

during that period of five (5) years and the period of three (3) months following the publication of such advertisement, the Company has not received any communication from such Shareholder or person entitled by transmission; and

(d)

if so required by the rules of any securities exchange upon which the shares in question are listed for the time being, notice has been given to that exchange of the Company’s intention to make such sale.

40.2

If during any five (5) year period referred to in Bye-Law 40.1 above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Bye-Law (other than the requirement that they be in issue for five (5) years) have been satisfied in regard to the further shares, the Company may also sell the further shares.

40.3

To give effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or some person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall their title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

40.4

The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Shareholder or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the Board from time to time thinks fit.

41.	WINDING UP

The Board may decide to wind up the Company, provided that the winding-up is approved at a subsequent general meeting of the Company by Resolution. If the Company shall be wound up, the liquidator may, with the sanction of a Resolution and any other sanction required by the Companies Act, divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

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42.	INDEMNITY AND INSURANCE

42.1

Subject to the proviso below, every Indemnified Person shall be indemnified and held harmless out of the assets of the Company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs including defence costs incurred in defending any legal proceedings whether civil or criminal and expenses properly payable) incurred or suffered by him by or by reason of any act done, conceived in or omitted in the conduct of the Company’s business or in the discharge of their duties and the indemnity contained in this Bye- Law shall extend to any Indemnified Person acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election provided always that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Act.

42.2	No Indemnified Person shall be liable to the Company for the acts, defaults or omissions of any other Indemnified Person.

42.3

To the extent that any Indemnified Person is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relevant indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

42.4

Each Shareholder and the Company agree to waive any claim or right of action they or it may at any time have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person or the failure of such Indemnified Person to take any action in the performance of their duties with or for the Company provided however that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Indemnified Person or to recover any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.

42.5

The Company shall advance moneys to any Indemnified Person for the costs, charges, and expenses incurred by the Indemnified Person in defending any civil or criminal proceedings against him, on condition and receipt of an undertaking in a form satisfactory to the Company that of the Indemnified Person shall repay such portion of the advance attributable to any claim of fraud or dishonesty if such a claim is proved against the Indemnified Person provided that no monies shall be paid hereunder unless payment of the same shall be authorised in the specific case upon a determination that indemnification of the Director or Officer would be proper in the circumstances because they have met the standard of conduct which would entitle him to the indemnification thereby provided and such determination shall be made:

(a)	by the Board, by a majority vote at a meeting duly constituted by a quorum of Directors not party to the proceedings or matter with regard to which the indemnification is, or would be, claimed;

44

(b)	in the case such a meeting cannot be constituted by lack of a disinterested quorum, by an independent legal counsel in a written opinion; or

(c)	the Shareholders by Resolution.

42.6

Without prejudice to the provisions of this Bye-Law, the Board shall have the power to purchase and maintain insurance for or for the benefit of any Indemnified Person or any persons who are or were at any time Directors, Officers, employees of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company or any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

43.	AMALGAMATION AND MERGER

Any resolution proposed for consideration at any general meeting to approve the amalgamation or merger of the Company with any other company, wherever incorporated, shall require the approval of:

(a)	the Board; and

(b)	the Shareholders by Resolution.

44.	CONTINUATION

Subject to the Companies Act, the Company may with the approval of:

(a)	the Board; and

(b)	the Shareholders by Resolution,

approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda.

45.	ALTERATION OF BYE-LAWS AND MEMORANDUM OF ASSOCIATION

Subject to the provisions of these Bye-Laws, these Bye-Laws and the Memorandum of Association of the Company may be revoked or amended from time to time only by resolution of the Board, but no such revocation or amendment shall be operative unless and until it is approved at a subsequent general meeting of the Company by Resolution.

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Annex III Board Report

Board report of Aegon N.V.

With respect to the draft terms of the cross-border conversion of Aegon N.V. into Aegon S.A. for shareholders and employees

The Hague, 30 June, 2023

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THE UNDERSIGNED:

1.	Eilard Friese; and
2.	Matthew Rider,

together constituting the entire executive board of Aegon N.V., a public limited liability company (naamloze vennootschap) under the laws of the Netherlands, with corporate seat in The Hague, the Netherlands, and address at Aegonplein 50, 2591 TV, The Hague, the Netherlands and registered with the Dutch Trade Register under number: 27076669 (“Aegon N.V.”),

WHEREAS:

(A)

Aegon N.V. intends to convert into Aegon S.A., a public limited liability company (société anonyme), governed by the laws of the Grand Duchy of Luxembourg, with registered office in the City of Luxembourg, the Grand Duchy of Luxembourg (“Aegon S.A.”) whereby Aegon will retain its legal personality, will continue to exist and all assets and liabilities, rights, obligations and other legal relationships of Aegon N.V. will remain with Aegon S.A. (the “Luxembourg Conversion”).

(B)	This Board Report has been prepared by Aegon N.V.’s Executive Board.

(C)	This Board Report will be made available (i) on the Aegon Corporate Website (www.aegon.com) and (ii) for inspection by persons eligible under Dutch law at the offices of Aegon.

HEREBY DECLARE THE FOLLOWING:

1	INTERPRETATION

1.1	This Board Report must be read in conjunction with the draft terms of the Luxembourg Conversion, dated 30 June 2023 (the “Conversion Proposal’’).

1.2	Any capitalized term, including those used in the preamble of this Board Report, has the meaning as ascribed to it in Clause 7.

1.3	Unless the context requires otherwise, a reference in this Board Report to a Clause is to the relevant Clause of this Board Report.

1.4	Any reference in this Board Report to any gender includes all genders and non-binary individuals, and words importing the singular include the plural and vice versa.

1.5	Headings of Clauses are for convenience only and do not affect the interpretation of this Board Report.

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2	LUXEMBOURG CONVERSION

2.1

Subject to the terms and conditions of this Board Report and the Conversion Proposal, Aegon N.V. shall convert into Aegon S.A., whereby Aegon will retain its legal personality and will continue to exist. All assets and liabilities, rights, obligations and other legal relationships of Aegon N.V. will remain with Aegon.

2.2	The Luxembourg Conversion will be effective at the Luxembourg Conversion Effective Time.

3	REASONS FOR THE LUXEMBOURG CONVERSION

3.1

As a result of the Transaction, the Aegon Group will no longer have a regulated insurance business in the Netherlands. Under the Solvency II Regime, Aegon’s current supervisor, the DNB, can therefore no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda.

3.2

Bermuda hosts many respected international insurance companies, including three of Aegon’s subsidiaries. Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II Regime, and by the UK under its own Solvency UK regime. It has also been designated as a qualified jurisdiction and reciprocal jurisdiction by the NAIC. This enables insurance companies that are regulated by the BMA to easily conduct cross-border business. Aegon’s regulated insurance entities in the US, UK, Spain, Portugal and in other jurisdictions will continue to be supervised by their current local regulators. In addition, Aegon’s asset management activities in the Netherlands will continue to be supervised by the AFM and the DNB.

3.3

The change of legal domicile to Bermuda allows for continued application of the IFRS framework. In addition to the IFRS framework, Aegon explores the implementation of the US GAAP accounting framework in the medium term to allow for better comparison against US peers and provide long-term strategic flexibility for the Aegon Group. In addition, a change in legal domicile to Bermuda allows Aegon to maintain its headquarters in the Netherlands and remain a Dutch tax resident. Finally, Bermuda is a well-known location for insurance companies, including three of Aegon’s subsidiaries, and has a well-developed corporate law system that fits Aegon’s intended governance, based on international governance standards, going forward.

3.4

Dutch law currently does not facilitate a direct change of legal domicile of a Dutch public limited liability company (such as Aegon N.V.,) to a jurisdiction outside the EEA. Therefore, Aegon as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the EEA that does facilitate a change of legal domicile to a jurisdiction outside the EEA and shortly thereafter change its legal domicile to Bermuda.

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4	CONSEQUENCES OF THE LUXEMBOURG CONVERSION

Activities

4.1

It is intended that no changes will be made to the activities of Aegon N.V. as a holding company as a result of the Luxembourg Conversion, it being understood that Aegon S.A. will subsequently be converted into Aegon Ltd.

Legal consequences

4.2	The Luxembourg Conversion will, inter alia, have the following consequences:

(a)

Aegon will retain its legal personality without interruption and will continue to exist as a Luxembourg company (a Luxembourg société anonyme) governed by the laws of Luxembourg throughout the Luxembourg Conversion;

(b)	all assets and liabilities, rights, obligations and other legal relationships of Aegon N.V. will remain with Aegon S.A. and Aegon N.V. will not be liquidated in the process; and

(c)

Aegon N.V. Shares will automatically be converted into Aegon S.A. Shares and the Shares will at all times continue to be outstanding without interruption and remain listed on Euronext Amsterdam and NYSE throughout the Luxembourg Conversion process.

4.3

Contracts concluded with Aegon N.V. will remain in force unchanged following the Luxembourg Conversion (unless provided otherwise in accordance with their existing terms), it being understood that Aegon S.A. will be converted into Aegon Ltd.

Economic consequences

4.4	The Luxembourg Conversion and subsequent Bermuda Conversion will result in Aegon continuing as a Bermuda Ltd. The economic aspects of the Luxembourg Conversion have been set out above in Clause 3.

Social consequences

4.5	From a social point of view the Luxembourg Conversion has no consequence since Aegon has no employees.

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5	CONSEQUENCES OF THE LUXEMBOURG CONVERSION FOR SHAREHOLDERS

5.1

The table attached as Schedule 1 (Comparison of governance of Aegon N.V. and Aegon S.A.) summarizes the key elements of the current governance of Aegon N.V. and the governance of Aegon S.A. following the Luxembourg Conversion and as such reflects the consequences of the Luxembourg Conversion for Shareholders. The summary as set forth herein is qualified in its entirety by reference to the full text of the Articles of Association of Aegon S.A.. The Articles of Association of Aegon S.A. do not reflect the final governance of Aegon after completion of the Redomiciliation; the post-Redomiciliation governance applicable to Aegon Ltd. will be reflected in the Bye-Laws.

5.2

For information purposes only, the table attached as Schedule 1 (Comparison of governance of Aegon N.V. and Aegon S.A.) also summarizes the main elements of the proposed governance of Aegon Ltd. following the Bermuda Conversion and the Redomiciliation as a whole. The Aegon Ltd. column does not form part of the Luxembourg Conversion and its terms and conditions and Aegon refers to the Shareholder Circular which will be published upon convocation of the Dutch EGM for a more comprehensive comparison of the Aegon N.V. and Aegon Ltd. governance.

6	CONSEQUENCES OF THE LUXEMBOURG CONVERSION FOR EMPLOYEES

6.1	The Luxembourg Conversion has no impact on employment relations of Aegon since Aegon has no employees.

6.2	The Luxembourg Conversion does not cause any material changes in the applicable terms and conditions of employment or places of business of Aegon.

6.3

The Luxembourg Conversion has no impact on employment relations in the Aegon Group and the Luxembourg Conversion does not cause any material changes in the applicable terms and conditions of employment or places of business of the Aegon Group.

7	DEFINED TERMS

“Aegon”	means Aegon N.V. until the Luxembourg Conversion Effective Time and (i) after the Luxembourg Conversion Effective Time and before the Bermuda Conversion Effective Time, Aegon S.A., and (ii) after the Bermuda Conversion Effective Time, Aegon Ltd.

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“Aegon Corporate Website”	means the corporate website of Aegon, accessible through www.aegon.com

“Aegon Group”	means Aegon together with its subsidiaries

“Aegon Ltd.”	means Aegon Ltd., a Bermuda Ltd.

“Aegon Ltd.	means a common share in the share capital of

Common Share”	Aegon Ltd.

“Aegon Ltd.	means a common share B in the share capital of

Common Share B”	Aegon Ltd.

“Aegon Ltd. Share”	means a share in the share capital of Aegon Ltd.

“Aegon NL Business”	means Aegon’s business operations in the Netherlands as will be transferred pursuant to the Business Combination Agreement

“Aegon N.V.”	means Aegon N.V., a Dutch public limited liability company

“Aegon N.V.	means a common share in the share capital of

Common Share”	Aegon N.V.

“Aegon N.V.	means a common share B in the share capital of

Common Share B”	Aegon N.V.

“Aegon N.V. Share”	means a share in the share capital of Aegon N.V.

“Aegon S.A.”	means Aegon S.A., a Luxembourg public limited liability company (société anonyme)

“Aegon S.A. Share”	means a share in the share capital of Aegon S.A.

“AFM”	means the Dutch Authority for the Financial Markets

“Articles of	means the articles of association of Aegon N.V., as

Association”	they will read from time to time, and following the Luxembourg Conversion Effective Time, the articles of association of Aegon S.A.

“a.s.r.”	means ASR Nederland N.V.

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“Bermuda Conversion”	means the cross-border conversion of Aegon S.A. into Aegon Ltd.

“Bermuda Conversion Effective Time”	means the moment the Bermuda Conversion takes effect

“Bermuda Ltd.”	means an exempted company with liability limited by shares incorporated pursuant to the Companies Act 1981 of Bermuda

“BMA”	means the Bermuda Monetary Authority

“Board Report”	means this report prepared by the Executive Board, in respect of the Conversion Proposal

“Business Combination Agreement”	means the business combination agreement agreed between Aegon and a.s.r. on October 27, 2022

“Bye-Laws”	means the bye-laws of Aegon Ltd. as they will read upon completion of the Redomiciliation

“Conversion Proposal”	has the meaning ascribed to it in the preamble of this document

“DNB”	means the Dutch Central Bank

“Dutch EGM”	means the extraordinary general meeting of Aegon N.V., regarding the Luxembourg Conversion

“Dutch Trade Register”	means the Dutch trade register (handelsregister)

“EEA”	means the European Economic Area

“Euronext Amsterdam”	means the regulated market of Euronext Amsterdam N.V.

“Executive Board”	means Aegon N.V.’s executive board

“General Meeting”	means the general meeting of Aegon

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“Luxembourg Conversion”	has the meaning as set out in Recital (A)

“Luxembourg Conversion Effective Time”	means the moment the Luxembourg Conversion takes effect

“NAIC”	means the US National Association of Insurance Commissioners

“NYSE”	means the New York Stock Exchange

“Redomiciliation”	means the change in legal domicile of Aegon by means of the cross-border conversion of Aegon N.V. into Aegon S.A. and the subsequent cross- border conversion of Aegon S.A. into Aegon Ltd.

“Schedule”	means a schedule to this Board Report

“Share”	means a share in the share capital of Aegon

“Shareholder”	means a shareholder of Aegon

“Shareholder Circular”	means the shareholder circular relating to the Redomiciliation to be published on the Aegon Corporate Website together with the convening notice and agenda for the Dutch EGM

“Solvency II Regime”	means the Solvency II Directive and Delegated Regulation as well as implementing standards and guidelines

“Transaction”	means the proposed sale of the Aegon NL business to be combined with a.s.r.’s business operations in the Netherlands, in return for (i) a cash consideration of EUR 2.5 billion, subject to a downward adjustment of approximately EUR 0.3 billion in relation to a.s.r.’s share issuance of October 28, 2022 and to certain other adjustments and (ii) a 29.99% shareholding in a.s.r.

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8	SCHEDULES

The following document is attached to this Board Report:

(a)	Schedule 1: comparison of governance of Aegon N.V. and Aegon S.A.

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THIS BOARD REPORT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS BOARD REPORT BY:

The executive board of AEGON N.V.

/S/ E. Friese	/S/ M.J. Rider
Name: E. Friese	Name: M.J. Rider
Capacity: CEO	Capacity: CFO

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Schedule	1 Comparison of governance of Aegon N.V. and Aegon S.A.

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Aegon N.V.	Aegon S.A.	Aegon Ltd.

Authorized share capital

The authorized share capital of Aegon N.V. is included in the Articles of Association and consists of:	The authorized share capital of Aegon S.A. is included in the Articles of Association and consists of:	The authorized share capital of Aegon Ltd. is included in the Memorandum of Association and consists of:

• 6,000,000,000 common shares; and	• 4,000,000,000 common shares; and	• 4,000,000,000 common shares; and

• 3,000,000,000 common shares B,	• 2,000,000,000 common shares B,	• 2,000,000,000 common shares B,

each with a nominal value of EUR 0.12.	each with a nominal value of EUR 0.12.	each with a par value of EUR 0.12.

The Aegon N.V. Common Shares B profit rights are one fortieth (1/40th) of the Aegon N.V. Common Shares. Both the Aegon N.V. Common Shares and the Aegon N.V. Common Shares B have one vote per share.	The Aegon S.A. Common Shares B profit rights are (1/40th) of the Aegon S.A. Common Shares. Both the Aegon S.A. Common Shares and the Aegon S.A. Common Shares B have one vote per share.	The Aegon Ltd. Common Shares B profit rights are one fortieth (1/40th) of the Aegon Ltd. Common Shares. Both the Aegon Ltd. Common Shares and the Aegon Ltd. Common Shares B have one vote per share.

Schedule 1 Comparison of governance of Aegon N.V. and Aegon S.A.	2 / 22

Issue of shares

Upon proposal of the Executive Board, which proposal has been approved by the Supervisory Board, the General Meeting may issue Aegon N.V. Shares and grant rights to acquire Aegon N.V. Shares and may also authorize the Executive Board to do so. An Executive Board resolution to issue Aegon N.V. Shares or to grant rights to acquire Aegon N.V. Shares is subject to Supervisory Board approval. Aegon N.V. Shares may be issued up to the amount of the authorized share capital.

A resolution to issue Aegon N.V. Common Shares B requires the approval of the meeting of holders of Aegon N.V. Common Shares B.

Currently, the Executive Board is typically authorized by the General Meeting on an annual basis to, subject to the prior approval of the Supervisory Board, issue Aegon N.V. Common Shares or grant rights to acquire Aegon N.V. Common Shares (i) up to 10% of the issued share capital and (ii) up to 25% of the issued share capital in connection with a rights issue.

The General Meeting may resolve to reduce the issued share capital which requires a two-thirds majority and requires no less than half of the issued share capital to be represented at the meeting. If this quorum is not reached, a second General Meeting shall be convened.

During a period of eighteen (18) months as from the effectiveness of the articles of association, the Board is authorised to issue Shares, to grant options to subscribe for Shares and to issue any other instruments giving access to Shares within the limits of the authorised capital.

The issuance of Aegon S.A. Common Shares B requires the prior approval of the meeting of holders of Aegon S.A. Common Shares B.

The Board is authorized to issue Aegon Ltd. Shares for a nominal amount of less than 10% of Aegon Ltd.’s issued share capital. Any issuance of Aegon Ltd. Shares for a nominal amount of 10% or more of Aegon Ltd.’s issued share capital requires the approval of the General Meeting, unless (i) the Board determines that the issuance of Aegon Ltd. Shares is necessary or conducive for purposes of safeguarding, conserving or strengthening the capital position of Aegon Ltd or (ii) such Aegon Ltd. Shares are issued to a person exercising a previously granted right to subscribe for shares.

Aegon Ltd. Shares may be issued up to the amount of the authorized share capital.

The issuance of Aegon Ltd. Common Shares B requires the prior approval of the meeting of holders of Aegon Ltd. Common Shares B.

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Pre-emptive rights

Under Dutch law and the Articles of Association, Shareholders have mandatory pre-emptive rights with respect to the issuance of Aegon N.V. Shares of the same class.	Under Luxembourg law and the Articles of Association, Shareholders have preferential subscription rights with respect to the issuance of Aegon N.V. Shares of the same class.	Under Bermuda law, a holder of Aegon Ltd. Common Shares does not have mandatory pre-emptive rights upon the issuance of Aegon Ltd. Shares. Pursuant to the Bye- Laws, the Board may resolve to grant pre- emptive rights at the occasion of an issuance of Aegon Ltd. Common Shares.

Upon proposal of the Executive Board, which proposal has been approved by the Supervisory Board, the General Meeting may limit/exclude pre-emptive rights and may also authorize the Executive Board to do so. The resolution of the General Meeting requires a majority of not less than two-thirds of the votes cast if less than one- half of the issued share capital is represented at the meeting.	During a period of eighteen (18) months as from the effectiveness of the articles of association, the Board is authorised to limit or cancel the preferential subscription right of existing shareholders in the context of the authorised share capital of the company.	Pursuant to the Bye-Laws, a holder of Aegon Ltd. Common Shares B has pre- emptive rights with respect to the issuance, allotment or offer of Aegon Ltd. Common Shares B.

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Repurchase of shares

The General Meeting may authorize the Executive Board to repurchase Aegon N.V. Shares. The repurchase of Aegon N.V. Shares is subject to certain restrictions pursuant to the Articles of Association and Dutch law.	The General Meeting may authorize the Board to repurchase Aegon S.A. Shares. The repurchase of Aegon S.A. Shares is subject to certain restrictions pursuant to the Articles of Association and Luxembourg law.	The Board is authorized, subject to certain restrictions of Bermuda law and the Bye- Laws, to repurchase Aegon Ltd. Shares.

Reduction of share capital

Aegon N.V. may, subject to certain restrictions of Dutch law and the Articles of Association, reduce its issued share capital by lowering the nominal value of the Aegon N.V. Shares, by cancelling Aegon N.V. Shares held in treasury or by cancelling all Aegon N.V. Common Shares B.

The General Meeting may, at the proposal of the Executive Board, which proposal has to be approved by the Supervisory Board, resolve to reduce the issued share capital which requires a majority of not less than two-thirds of the votes cast if less than one-

Aegon S.A. may, subject to certain restrictions of Luxembourg law and the Articles of Association, reduce its issued share capital by lowering the nominal value of the Aegon N.V. Shares or by cancelling Aegon N.V. Shares held in treasury.

The General Meeting may resolve to reduce the issued share capital which requires a two-thirds majority and requires no less than half of the issued share capital to be represented at the meeting. If this quorum is not reached, a second General Meeting shall be convened.

Aegon Ltd. may, subject to certain restrictions of Bermuda law and the Bye- Laws, reduce its paid-up share capital in any way, including by:

a)  extinguishing or reducing the liability on any of its shares in respect of capital not paid up;

b)  cancelling any paid-up capital that is lost or unrepresented by available assets; or

c)  either with or without reducing the number of such shares, paying off

Schedule 1 Comparison of governance of Aegon N.V. and Aegon S.A.	5 / 22

half of the issued share capital is represented at the meeting.	Reducing the issued share capital of Aegon N.V. Common Shares B also requires the approval of the meeting of holders of Aegon N.V. Common Shares B.	any paid-up capital that is in excess of the requirements of the company.
Reducing the issued share capital of Aegon N.V. Common Shares B also requires the approval of the meeting of holders of Aegon N.V. Common Shares B.

A reduction of paid-up share capital requires approval by the Board and the General Meeting.

Reducing the paid-up share capital of Aegon Ltd. Common Shares B also requires the approval of the meeting of holders of Aegon Ltd. Common Shares B.

Board structure and number of Board members

Aegon N.V. has a two-tier board structure, comprising the Executive Board and the Supervisory Board.	Aegon S.A. has a one-tier board structure, comprising executive and non-executive directors.	Aegon Ltd. has a single tier board structure, comprising executive directors and non- executive directors.

The Executive Board is responsible for the day-to-day management and strategy of the company, under the supervision of the Supervisory Board.

The Supervisory Board determines the number of Executive Board members.

	Pursuant to the Articles of Association, the Board manages and conducts the business of Aegon S.A. and prepares and implements the strategy. The Board determines the number of Board members.	Subject to the provisions of the Companies Act and the Bye-Laws, the Board shall manage and conduct the business of Aegon Ltd. and is responsible for the general affairs of Aegon Ltd., which includes setting the strategy of Aegon Ltd. The non-executive directors have an overall advisory and supervisory duty.

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The Supervisory Board determines the number of Supervisory Board members, provided that the Supervisory Board must have at least seven members.

The executive directors will be primarily charged with, through a delegation of such authority by the Board, Aegon Ltd.'s day-today operations and the developing, proposing to the Board and implementing of Aegon's strategy.

The Board determines the number of executive directors and non-executive directors, provided that the majority of the Board shall consist of non-executive directors.

Appointment and removal of board members

The General Meeting appoints the members of the Executive Board and the Supervisory Board.

If the appointment of an Executive Board member or a Supervisory Board member is proposed by the Supervisory Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

The General Meeting appoints the members of the Board.

If the appointment of a Board member is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

The General Meeting appoints the members of the Board.

Voting in respect of Board member appointments will be based on the general voting mechanism (for / against / abstain).

If the appointment of a Board member is proposed by the Board, the General Meeting resolution requires a simple

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If the suspension or removal of an Executive Board member or a Supervisory Board member is proposed by the Supervisory Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.	If the removal or suspension of a Board member is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two- thirds majority of the votes cast, which majority must represent more than half of the issued share capital.	majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital. Board members are appointed for a term of not more than four years. A term limit of a total of 12 years applies to non-executive directors. However, for an individual case and by way of exception, the Board may, in the interest of Aegon Ltd., decide to deviate from the term limit.

The Supervisory Board may suspend an Executive Board member.

If the removal or suspension of a Board member is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two- thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

An executive director of the Board may also be suspended by the Board, in which case only the non-executive directors will take part in the deliberations and decision making.

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Board vacancies and inability to act

In case an Executive Board member is unable to act or when a vacancy arises, the remaining Executive Board member(s) will be temporarily entrusted with the management of Aegon N.V..	In case a Board member is unable to act or when a vacancy arises, the remaining Board members will be temporarily entrusted with the management of Aegon S.A.	In case a Board member is unable to act or when a vacancy arises, the remaining Board members will be temporarily entrusted with the management of Aegon Ltd.

If all seats of the Executive Board members are vacant or if all Executive Board members are unable to act, the Supervisory Board is charged with the management and may delegate this authority.	A vacancy may be filled on a temporary basis and for a period of time not exceeding the initial mandate of the replaced director by the Board members until the next General Meeting which shall resolve on the permanent appointment in accordance with the applicable legal provisions, or the remaining Board members may elect by cooptation a new Board member to fill such vacancy until the next General Meeting, which shall ratify such co-optation or elect a new Board member instead.

The Board may fill a vacancy that arises at its own discretion, such appointment to be ratified at the next General Meeting.

Board members may grant a proxy to a fellow Board member to exercise their vote at a meeting of the Board in case they are unable to act.

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Independence of the Board

The independence standards of the Dutch Corporate Governance Code, the Audit Committee Decree and the Joint Guidelines apply to the Supervisory Board.

In addition, the independence requirements of the Sarbanes Oxley Act and the NYSE Listing Rules are applicable.c

At least a majority of the Board members is to be independent. The independence requirements of the Sarbanes Oxley Act and the NYSE Listing Rules will also be taken into account.

At least a majority of the Board members must be independent, as defined in a separate document to be adopted by the Board, setting out Aegon Ltd.’s corporate governance principles.

The independence requirements of the Sarbanes Oxley Act will also be taken into account.

Decision-making by the Board and Quorum

Resolutions of the Executive Board are adopted with a simple majority of the votes cast and may only be adopted if the majority of the Executive Board members in office are present or represented.

Resolutions of the Supervisory Board are adopted with a simple majority of the votes cast and may only be adopted if the majority of the Supervisory Board members in office are present or represented.

Resolutions of the Board are adopted with a simple majority of the votes cast and may only be adopted if the majority of the Board members in office are present or represented.

In the event of a tie vote, the chairperson, if any, or, in his absence, the chairperson pro tempore, shall have a casting vote.

Aegon Ltd. will adopt an inclusion and diversity policy reflecting the international nature of the business and which does not only take into account gender diversity, but also diversity in nationality, educational, professional and geographical background and experience.

Schedule 1 Comparison of governance of Aegon N.V. and Aegon S.A.	10 / 22

In the event of a tie vote in the Executive Board, the proposal shall be rejected.

In the event of a tie vote in the Supervisory Board, the chairman has the deciding vote if more than two Supervisory Board members are present or represented.

Fiduciary duties

Each member of the Executive Board and Supervisory Board has a statutory duty to act in the corporate interest of Aegon N.V. and its business.	Each member of the Board of Directors has a legal duty to act in the corporate interest of Aegon S.A. and its business.	Under Bermuda law, the Board members owe a fiduciary duty to Aegon Ltd. to act in good faith in their dealings with or on behalf of Aegon Ltd. and exercise their powers and fulfil the duties of their office honestly.

Conflict of interest

An Executive Board or Supervisory Board member may not participate in the adoption of resolutions and deliberations in case of a conflict of interest. A conflict of interest exists if the Executive Board or Supervisory Board member is unable to serve the best interests of Aegon N.V. and the business connected with it with the required level of integrity and objectivity.	Save as otherwise provided by Luxembourg Law, any Board member who has, directly or indirectly, a financial interest conflicting with the interest of the Company in connection with a transaction falling with the competence of the board of directors, must inform the Board of such conflict of interest and must have his declaration	In accordance with Bermuda law, a Board member who believes that they have or might have a direct or indirect personal interest which conflicts with the interests of Aegon Ltd., whether potential or actual, must notify the Board at the first opportunity at a meeting of the Board or by writing to the Board members as required by Bermuda law.

Schedule 1 Comparison of governance of Aegon N.V. and Aegon S.A.	11 / 22

recorded in the minutes of the Board meeting. The relevant director may not take part in the discussions relating to such transaction nor vote on such transaction.

Unless the conflict is fully disclosed, any contract entered into by Aegon Ltd. and a company in which a Board member has an interest may be voidable at the instance of the Aegon Ltd. and any profit made recoverable by Aegon Ltd.

A member of the Board who has a conflict of interest shall not participate in any deliberations and decision-making of the Board, unless the Board decides otherwise.

Remuneration of Board members

The General Meeting adopts a remuneration policy for the Executive Board and the Supervisory Board. Pursuant to Dutch law, the General Meeting resolution requires a three-fourths majority.

A remuneration report must annually be submitted to a non-binding advisory vote of the General Meeting.

The General Meeting approves a remuneration policy for the Board, however, the vote is only advisory unless otherwise stated in the Articles of Association. The remuneration policy must at least be submitted to a vote every four years.

A remuneration report must annually be submitted to a non-binding advisory vote of the General Meeting.

The Board establishes guidelines for the remuneration of the Board members in line with international practice.

The Board determines the remuneration and other terms of service of the executive directors and the non-executive directors, with due observance of the remuneration guidelines. The executive directors shall not participate in the deliberations and decision-making process of the Board in

Schedule 1 Comparison of governance of Aegon N.V. and Aegon S.A.	12 / 22

determining the remuneration and other terms of service for the executive directors and non-executive directors.

Pursuant to the Bye-Laws, Shareholders are offered the opportunity to annually provide a non-binding advisory vote with respect to the past financial year’s remuneration report.

Indemnification of Board members

The Articles of Association include an indemnification of the Executive Board and Supervisory Board members against any and all liabilities, claims, judgments, fines and penalties incurred as a result of any action, investigation or other proceeding. An Executive Board member or a Supervisory Board member is not indemnified for gaining personal profits, advantages or remuneration to which he was not legally entitled, or if the Executive Board member or Supervisory Board member is liable for wilful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid).

The Articles of Association include an indemnification of the Board members against any and all liabilities, claims, judgments, fines and penalties incurred as a result of any action, investigation or other proceeding.

A Board member is not indemnified for gaining personal profits, advantages or remuneration to which he was not legally entitled, or if the Board member is liable for wilful misconduct or intentional recklessness.

The Bye-Laws provide that Board members are indemnified in respect of, any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust in relation to Aegon Ltd. or any subsidiary thereof. The indemnification does not extend to claims arising from fraud or dishonesty.

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Discharge of Board members

The General Meeting may discharge members of the Executive Board and Supervisory Board for the performance of their management and supervision, respectively.	The General Meeting may discharge members of the Board for the performance of their management.

The Bye-Laws contain a waiver from each Shareholder and Aegon Ltd. of any claim or right of action it may have against Aegon Ltd. at any time, whether individually or by or in the right of Aegon Ltd., against any Board member on account of any action taken by such Board member or the failure of such Board member to take any action in the performance of their duties with or for Aegon Ltd.

This waiver does not apply to claims arising out of fraud or dishonesty or to recover any gain, personal profit or advantage to which such Board member is not legally entitled.

Convocation and agenda of a General Meeting

Notice of General Meetings are given by the Supervisory Board or the Executive Board at least 42 days prior to the day of the General Meeting.	Notice of General Meetings are given by the Board or, as the case may be, by the statutory auditor(s) at least 30 days prior to the day of the General Meeting.	Notice of General Meetings are given by the Board. Pursuant to the Bye-Laws, General Meetings must be convened at least 30 days prior to the day of the General Meeting.

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The agenda of the General Meeting includes the items proposed by the Executive Board or Supervisory Board.	The agenda of the General Meeting includes the items proposed by the Board.	The agenda of the General Meeting includes the items proposed by the Board.

Shareholder right to propose an agenda item

Shareholders representing at least 1% of the issued capital or shares worth at least EUR 100 million may request one or more items to be added to the agenda of a General Meeting.	Shareholders representing at least 1% of the issued capital or shares worth at least EUR 100 million may request one or more items to be added to the agenda of a General Meeting.	Shareholders representing at least 1% of the issued capital or 100 or more Shareholders jointly may request one or more items to be added to the agenda of a General Meeting.

Shareholder right to call a General Meeting

Shareholders representing at least 10% of the issued share capital, may request that a General Meeting be convened.	Shareholders representing at least 10% of the paid-up share capital may request a General Meeting.	Shareholders representing at least 10% of the paid-up share capital may request a General Meeting.

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Decision-making of the General Meeting

Unless Dutch law or the Articles of Association provide otherwise, all resolutions of the General Meeting are adopted with a simple majority of the votes cast.

No quorum requirement applies when holding a General Meeting and when transacting business at such meeting.

Unless Luxembourg law or the Articles of Association provide otherwise, all resolutions of the General Meeting are adopted with a simple majority of the votes cast.

No quorum requirement applies when holding a General Meeting and when transacting business at such meeting.

Unless Bermuda law or the Bye-Laws provide otherwise, all resolutions of the General Meeting are adopted with a simple majority of the votes cast.

Resolutions may be adopted if a quorum is present. The quorum for a General Meeting is set at 1/3 of the paid-up share capital.

Shareholder vote on material transactions

Pursuant to Dutch law, the Executive Board must obtain the approval of the General Meeting for resolutions regarding a significant change in the identity or Aegon N.V. or its business.	Luxembourg law does not provide for a shareholder vote for material transactions, other than if the transaction would require shareholder approval in itself (e.g. merger).

Bermuda law does not provide for a shareholder vote for material transactions, other than if the transaction would require shareholder approval in itself (e.g. merger, amalgamation).

Pursuant to the Bye-Laws, any transaction which would require the issuance of more than 10% of Aegon Ltd.’s issued share capital will require approval of the General Meeting. Reference is made to the description under “Issue of Shares”.

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Amendment of the constitutional documents

The General Meeting resolves on the amendment of the Articles of Association upon proposal of the Executive B oard with the approval of the Supervisory Board.	The General Meeting may resolve to amend the Articles of Association which requires a two-thirds majority and requires no less than half of the issued share capital to be represented at the meeting. If this quorum is not reached, a second General Meeting shall be convened.

The Board resolves on the amendment of the Bye-Laws. In order for such amendment to take effect, it must be approved by the General Meeting.

An amendment of the Memorandum of Association needs to be approved by the Board and the General Meeting.

A Board resolution to amend the Bye-Laws or the Memorandum of Association requires the consenting vote of the majority of the non-executive directors participating in the decision.

Under Bermuda law, Shareholders who, alone or jointly, represent at least 20% of Aegon Ltd.’s paid-up share capital or any class thereof have the right to, within 21 days after a resolution to amend the Memorandum of Association has been adopted by the General Meeting, apply to the Supreme Court of Bermuda for an annulment of such amendment of the Memorandum of Association, other than an amendment which alters or reduces Aegon Ltd.’s share capital as provided in Bermuda law. No application may be made by Shareholders voting in favor of the amendment.

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Mergers; demergers

The General Meeting resolves on a merger or a demerger upon a Supervisory Board approved proposal of the Executive Board.	The General Meeting resolves on a merger or a demerger.	Any amalgamation or merger of Aegon Ltd. requires approval by the Board and the General Meeting. Bermuda law does not provide for the possibility of a legal demerger.

Dissolution; winding-up

The General Meeting resolves on dissolution upon a Supervisory Board approved proposal of the Executive Board.

Any liquidation surplus is transferred to the Shareholders proportional to the profit rights attached to the Aegon N.V. Common Shares and the Aegon N.V. Common Shares B, respectively.

The General Meeting resolves on the dissolution of the Company. A resolution to dissolve the Company requires a two-thirds majority and requires no less than half of the issued share capital to be represented at the meeting. If this quorum is not reached, a second General Meeting shall be convened.

Any liquidation surplus is transferred to the Shareholders proportional to the profit rights attached to the Aegon N.V. Common Shares and the Aegon N.V. Common Shares B, respectively.

Subject to Bermuda law, a winding-up of Aegon Ltd. requires approval by the Board and the General Meeting.

In the event of a winding-up of Aegon Ltd., the liquidator may, with the approval of a subsequent General Meeting, divide amongst the Shareholders whole or any part of the assets of Aegon Ltd. and may for such purposes set such values as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders, provided that the liquidation surplus shall be transferred to the Shareholders in proportion to the profit

Schedule 1 Comparison of governance of Aegon N.V. and Aegon S.A.	18 / 22

rights attached to the Aegon Ltd. Common Shares and the Aegon Ltd. Common Shares B respectively.

Profit reservation, dividends and other distributions

Under Dutch law, distributions may only be made to the extent Aegon N.V. has sufficient distributable reserves.

Pursuant to the Articles of Association, the Supervisory Board may decide, upon the proposal of the Executive Board, to set aside part of the profit to increase and/or form reserves.

The profits remaining thereafter are at the disposal of the General Meeting.

The Executive Board may decide, with the approval of the Supervisory Board, to make interim distributions.

Under Luxembourg law, of the annual net profits of the Company, five per cent (5%) at least shall be allocated to a Company reserve. This allocation shall cease to be mandatory as soon and as long as the aggregate amount of such reserve amounts to at least ten per cent (10%) of the share capital of the Company.

Upon recommendation of the Board, the General Meeting shall determine how the remainder of the Company’s profits shall be used in accordance with Luxembourg law and the Articles of Association.

The Board may proceed with the payment of interim dividends subject to the provisions of Luxembourg law and the Articles of Association.

Under Bermuda law, Aegon Ltd. may declare and pay a dividend, or make a distribution out of contributed surplus, provided there are reasonable grounds for believing that after any such payment (a) the company will be solvent and (b) the realizable value of its assets will be greater than its liabilities.

The Board may declare dividends and interim dividends and may decide to set aside part of the profit to increase and/or form reserves.

A Board resolution to declare a dividend requires the consenting vote of the majority of the non-executive directors participating in the decision.

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Annual accounts

The annual accounts of Aegon N.V. must be signed by the members of the Executive Board and the Supervisory Board. The annual accounts are adopted annually by the General Meeting.	The annual accounts of Aegon S.A. must be signed by the members of the Board.a The annual accounts are adopted annually by the General Meeting.

The annual accounts of Aegon Ltd. Must contain a signature of one Board member on the balance sheet. The Board adopts the annual accounts.

The annual accounts must be discussed annually in the General Meeting. However, in accordance with Bermuda law, the annual accounts are not adopted by the General Meeting.

Auditor

Upon nomination by the Supervisory Board, the General Meeting appoints the independent external auditor of Aegon N.V.	An independent auditor (réviseur d’entreprise agréé) must be appointed by the General Meeting.	Upon proposal by the Board, the General Meeting appoints the independent external auditor of Aegon Ltd. for a period of one year.

Squeeze-out

Pursuant to Dutch law, a Shareholder who provides at least 95% of the issued share capital of Aegon N.V., alone or together	Pursuant to Luxembourg law, a Shareholder who holds at least 95% of Aegon S.A.’s capital carrying voting rights	Under Bermuda law, Shareholders who individually or jointly hold at least 95% of the issued and outstanding share capital of

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with group companies, may institute proceedings against minority Shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber. The Enterprise Chamber may grant the claim for squeeze-out and determines the price to be paid for the Aegon N.V. Shares. Specific arrangements apply for squeeze- out proceedings after a public takeover offer.	and 95% of Aegon S.A.’s voting rights, alone, together with group companies and/or with further persons acting in concert, may require all the holders of the remaining shares or other voting securities to sell him/her their securities for a fair price. Such Shareholder is obliged to appoint an independent expert to determine such fair price. The Commission de Surveillance du Secteur Financier might accept this price or request a further valuation report by another expert. Specific arrangements apply for squeeze-out proceedings after a public takeover offer.	Aegon Ltd. may give notice to the remaining Shareholders and require the remaining Shareholders to sell their remaining Aegon Ltd. Shares subject to the terms set out in the notice, unless the remaining Shareholders apply to the Supreme Court for an appraisal.

Mandatory tender offer

Under Dutch law, any person who, acting alone or in concert with others, directly or indirectly, acquires 30% or more of Aegon N.V.’s voting rights will, subject to certain exemptions, be required to make a mandatory tender offer for all outstanding Aegon N.V. Shares.	Under Luxembourg law, any person who, acting alone or in concert with others, directly or indirectly, acquires 33 1/3% or more of Aegon N.V.’s voting rights will, subject to certain exemptions, be required to make a mandatory tender offer for all outstanding Aegon S.A. Shares.	Pursuant to the Bye-Laws, any person who alone or in concert with others, directly or indirectly acquires 30% or more of Aegon Ltd.’s voting rights, except as a result of certain permitted acquisitions, must without delay make a public announcement thereof and must within 30 days make a general offer to all holders of shares in accordance with the Bye-Laws. Where a person does

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not make such offer within the prescribed time frame, such person is in breach of the Bye-Laws and the Board may take several actions as set out in the Bye-Laws, including a suspension of voting rights or rights to dividends.

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Annex IV Bye-Laws

BYE-LAWS

OF

AEGON LTD.

The undersigned HEREBY CERTIFIES that the attached Bye-Laws are a true copy of the Bye-Laws of Aegon Ltd. (Company) adopted upon continuance of the Company into Bermuda effective [•] 2023.

Director

BYE-LAWS OF AEGON LTD.

BYE–LAWS

OF

AEGON LTD.

(Adopted upon continuance into Bermuda effective [•] 2023)

1.	DEFINITIONS AND INTERPRETATION

1.1	In these Bye-Laws, unless the context otherwise requires, the following terms have the meanings given below:

Auditor: the person or firm for the time being appointed as auditor of the Company;

Beneficial Ownership: the power to vote or direct the voting of, or to dispose or direct the disposition of, the shares in question, and “Beneficially Owned” and “Beneficial Owner” shall be construed accordingly;

Board: the Directors appointed or elected pursuant to these Bye-Laws and acting by resolution as provided for in the Companies Act and in these Bye-Laws or the Directors present at a meeting of Directors at which there is a quorum;

Business Day: any day other than a Saturday, Sunday or public holiday, when banks are open for business in each of Hamilton, Bermuda and Amsterdam, the Netherlands;

Bye-Laws: the bye-laws of the Company in their present form;

Chairperson: the Non-Executive Director who is appointed as chairperson of the Board in accordance with Bye-Law 28.1;

Clear Days: in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect;

Common Share Offer Price: has the meaning as ascribed thereto in Bye-Law 15.4(d);

Common Shares: the common shares in the capital of the Company with the rights and restrictions contained in these Bye-Laws;

Common Shares B: the common shares B in the capital of the Company with the rights and restrictions contained in these Bye-Laws;

Companies Act: the Companies Act 1981;

Company: Aegon Ltd., a company continued into Bermuda on [•] 2023;

Director: a director of the Company;

Dutch Statutory Giro System: the giro system as referred to in the Giro Act;

Effective Date: the date these Bye-Laws came into effect;

Electronic Record: has the same meaning as in the Bermudan Electronic Transactions Act 1999;

Euroclear Nederland: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., acting under the trade name Euroclear Nederland, being the central institution as referred to in the Giro Act;

Executive Director: a director of the Company who is designated by the Board as an executive director;

Giro Act: the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer);

Indemnified Person: any Director, Officer, Resident Representative, member of a committee duly constituted under these Bye-Laws and any liquidator, manager or trustee for the time being acting in relation to the affairs of the Company (including anyone previously acting in such capacity), and their heirs, executors and administrators, personal representatives or successors or assigns;

Intermediary: an intermediary as referred to in the Giro Act;

Limit: has the meaning as ascribed thereto in Bye-Law 15.1;

Meeting Date: has the meaning as ascribed thereto in Bye-Law 35.2;

Memorandum of Association: the memorandum of continuance and/or memorandum of association of the Company as the same may be amended from time to time;

Non-Executive Director: a director of the Company who is designated by the Board as a non- executive director;

Offer: has the meaning as ascribed thereto in Bye-Law 15.3;

Offeror: has the meaning as ascribed thereto in Bye-Law 15.4;

Officer: a person appointed by the Board pursuant to these Bye-Laws, but shall not include the Auditor;

paid up: paid up or credited as paid up;

Permitted Acquisition: has the meaning as ascribed thereto in Bye-Law 15.2;

Record Date: has the meaning as ascribed thereto in Bye-Law 35.2;

Record Date Holder: has the meaning as ascribed thereto in Bye-Law 35.2;

Register: the register of Shareholders referred to in these Bye-Laws (including any branch register of Shareholders maintained by the Company) in each case as maintained in accordance with the Companies Act;

Registered Office: the registered office of the Company;

Relevant Shares: has the meaning as ascribed thereto in Bye-Law 35.2;

Resident Representative: (if any) the individual or the company appointed to perform the duties of the resident representative as set out in the Companies Act and includes any assistant or deputy Resident Representative appointed by the Board to perform any of the duties of the Resident Representative;

Resolution: a resolution of the Shareholders passed in a general meeting or, where required, of a separate class or separate classes of Shareholders passed in a separate meeting of such separate class or classes of Shareholders;

Seal: the common seal of the Company (if any) and includes every authorised duplicate seal;

Secretary: the secretary for the time being of the Company and any person appointed to perform any of the duties of the secretary and includes any assistant or deputy Secretary appointed by the Board;

share: a share in the capital of the Company, for the avoidance of doubt including Common

Shares and Common Shares B;

Shareholder: a shareholder or member of the Company;

Stakeholder Interest: has the meaning as ascribed thereto in Bye-Law 25.4;

Subject Shares: has the meaning as ascribed thereto in Bye-Law 15.7;

Subsidiary and Holding Company: have the same meanings as in section 86 of the Companies Act, except that references in that section to a company shall include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere;

Vereniging Aegon: Vereniging Aegon, an association incorporated under the laws of the Netherlands, with corporate seat in The Hague, the Netherlands and registered in the Dutch trade register under number 40531114;

Vice-Chairperson: the Non-Executive Director who is appointed as vice-chairperson of the Board in accordance with Bye-Law 28.1; and

Voting Agreement: has the meaning as ascribed thereto in Bye-Law 19.9.

1.2

For the purposes of these Bye-Laws, a corporation or any other legal entity which is a Shareholder shall be deemed to be present in person at a general meeting or a meeting of a separate class or classes of Shareholders if, in accordance with the Companies Act, its authorised representative(s) is/are present.

1.3

For the purposes of these Bye-Laws, a corporation which is a Director shall be deemed to be present in person at a meeting of the Board if a person authorised to attend on its behalf is present, and shall be deemed to discharge its duties and carry out any actions required under these Bye-Laws and the Companies Act, including the signing and execution of documents, deeds and other instruments, if a person authorised to act on its behalf so acts.

1.4	Words importing the singular number include the plural number and vice versa.

1.5	Any reference to a gender includes all genders and non-binary natural persons.

1.6	Words importing persons include any company or association or body of persons, whether corporate or unincorporated and natural persons.

1.7	Any reference to writing includes all modes of representing or reproducing words in a visible, legible and reproducible form, including in the form of an Electronic Record.

1.8	Unless the context otherwise requires, words and expressions defined in the Companies Act bear the same meanings in these Bye-Laws.

1.9	Headings are used for convenience only and shall not affect the construction of these Bye-Laws.

1.10

A reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and reference to any communication being delivered or received, or being delivered or received at a particular place, includes the transmission of an Electronic Record to a recipient identified in such manner or by such means as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

1.11

A reference to a signature or to anything being signed or executed include such forms of electronic signature or other means of verifying the authenticity of an Electronic Record as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

1.12

A reference to any statute or statutory provision (whether in Bermuda or elsewhere) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force.

1.13	In these Bye-Laws:

(a)	powers of delegation shall not be restrictively construed but the widest interpretation shall be given thereto;

(b)

the word Board in the context of the exercise of any power contained in these Bye-Laws, includes any Director or any committee as referred in Bye-Law 27.4 of the Company to which or, as the case may be, to whom the power in question has been delegated by the Board;

(c)	no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of any other power of delegation; and

(d)

except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Bye-Laws or under another delegation of the powers.

2.	OBJECTS, REGISTERED OFFICE, OFFICES

2.1

In accordance with the Memorandum of Association, the objects of the Company are to incorporate, to acquire and alienate shares and interests in, to finance, to grant security for obligations of, to enter into general business relationships with, to manage, and to grant services to, legal entities and other entities, in particular those involved in the insurance business, and to do all that is connected therewith or which may be conducive thereto, all to be interpreted in the broadest sense.

2.2	The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

2.3	The Company may have other offices, both within and outside Bermuda, as the Board from time to time shall determine or the business of the Company may require.

3.	SHARE CAPITAL

3.1

The authorised share capital of the Company at the date of adoption of these Bye-Laws is seven hundred and twenty million euro (EUR 720,000,000.00) divided into (4,000,000,000) Common Shares of par value EUR 0.12 each, and two billion (2,000,000,000) Common Shares B of par value EUR 0.12 each.

3.2	The Common Shares shall, subject to the other provisions of these Bye-Laws, entitle the holders thereof to the following rights:

(a)	Dividends:

The holder of a Common Share shall be entitled to receive dividends, on a pari passu and pro rata basis based on the number of Common Shares outstanding from time to time, as and when declared by the Board on the Common Shares as a class.

(b)	Capital distributions:

The holder of a Common Share shall be entitled to receive in the event of a return of assets on liquidation, reduction of capital or otherwise, whether voluntary or involuntary, to share on a pari passu and pro rata basis based on the number of Common Shares outstanding from time to time in such assets of the Company as are available for distribution.

(c)	Voting:

The holder of a Common Share shall be entitled to receive notice of, and to attend and vote at, general meetings of the Company and meetings of holders of Common Shares. Every holder of Common Shares present in person or by proxy shall on a poll have one vote for each Common Share held by them. The voting rights attached to pledged Common Shares may not be granted to the pledgee. Pledgees of Common Shares are not entitled to receive notice of meetings or attend meetings.

3.3	The Common Shares B shall, subject to the other provisions of these Bye-Laws, entitle the holders thereof to the following rights:

(a)	Dividends:

The holder of a Common Share B shall be entitled to receive dividends in an amount equal to one fortieth (1/40th) of the profits or reserves which the Board resolves to distribute to the holder of a Common Share, on a pari passu and pro rata basis based on the number of Common Shares B outstanding from time to time, as and when declared by the Board on the Common Shares B as a class.

(b)	Capital distributions:

The holder of a Common Share B shall be entitled to be paid in the event of a return of assets on liquidation, reduction of capital or otherwise, whether voluntary or involuntary, a sum equal to one fortieth (1/40th) of the sum to be paid to the holder of a Common Share, to share on a pari passu and pro rata basis based on the number of Common Shares B outstanding from time to time in such assets of the Company as are available for distribution.

(c)	Voting:

The holder of a Common Share B shall be entitled to receive notice of, and to attend and vote at, general meetings of the Company and meetings of holders of Common Shares

B. Every holder of Common Shares B present in person or by proxy shall on a poll have one vote for each Common Share B held by them, to be exercised in accordance with the Voting Agreement referred to in Bye-Law 19.9. The voting rights attached to pledged Common Shares B may not be granted to the pledgee. Pledgees of Common Shares B are not entitled to receive notice of meetings or attend meetings.

3.4

The value or price of a Common Share B, for the purpose of Bye-Law 5.4, Bye-Law 10.2, Bye-Law 14.1 or otherwise, will be determined as one fortieth (1/40th) of the value or price of a Common Share. For such purposes, no account will be taken of the difference between Common Shares and Common Shares B in terms of the proportion between financial rights and voting rights.

3.5

The Board may, at its discretion and without the sanction of a Resolution, authorise the purchase by the Company of its own shares as referred to in Section 42A of the Companies Act, of any class, at any price (whether at par or above or below par), and any shares to be so purchased may be selected in any manner whatsoever, upon such terms as the Board may in its discretion determine, provided always that such purchase is effected in accordance with the provisions of the Companies Act. The whole or any part of the amount payable on any such purchase may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Act.

3.6

The Board may, at its discretion and without the sanction of a Resolution, authorise the acquisition by the Company of its own shares as referred to in Section 42B of the Companies Act, of any class, at any price (whether at par or above or below par), and any shares to be so acquired may be selected in any manner whatsoever, to be held as treasury shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Act. The whole or any part of the amount payable on any such acquisition may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Act. The Company shall be a Shareholder either through shares being registered in the Register in the Company’s name or held in the Dutch Statutory Giro System in the Company’s name, but subject always to the provisions of the Companies Act and for the avoidance of doubt the Company shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the Companies Act or these Bye-Laws.

3.7

Subject to the provisions of these Bye-Laws, any shares of the Company held by the Company as treasury shares in accordance with Bye-Law 3.6 shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration, or cancel all or any of the shares. For the avoidance of doubt, treasury shares do not carry the right to vote or to receive payments from capital distributions or dividends.

3.8

The Company shall not exercise any rights and shall not enjoy any or participate in any of the rights attaching to shares, registered in the Register in the Company’s name, held in the Dutch Statutory Giro System in the Company’s name, or otherwise Beneficially Owned by the Company, unless the Companies Act or these Bye-Laws expressly provide otherwise.

4.	MODIFICATION OF RIGHTS

4.1

Subject to the Companies Act, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of at least seventy-five per cent (75%) of the issued shares of that class or with the sanction of a Resolution passed at a separate meeting of the holders of such shares voting in person or by proxy. To any such separate meeting, unless determined otherwise, all the provisions of these Bye-Laws as to general meetings of the Company shall mutatis mutandis apply.

4.2

For the purposes of these Bye-Laws, unless otherwise expressly provided by the rights attached to any shares or class of shares, those rights attaching to any class of shares for the time being shall not be deemed to be altered by:

(a)	the creation or issue of further shares;

(b)

the creation or issue for full value (as determined by the Board) of further shares ranking as regards participation in the profits, dividends, distributions or assets of the Company or otherwise in priority to them; or

(c)	the purchase or redemption by the Company of any of its own shares.

5.	ISSUE OF SHARES

5.1	The Company may only issue fully paid shares.

5.2	The unissued shares shall be at the disposal of the Board in its sole discretion subject to the following and to these Bye-Laws generally (including Bye-Laws 5.4 and 6.2 in particular):

(a)	subject to (b), prior to the allotment or issuance of any shares, the Board must designate the applicable shares as a class of share as set out in Bye-Law 3.1; and

(b)	no share shall be designated as Common Shares B without a Resolution by the meeting of holders of Common Shares B.

5.3	No shares may be allotted, issued, or if in issue, re-designated, if such shares have not been designated in accordance with Bye-Law 5.2(a).

5.4

Subject to the provisions of these Bye-Laws, any issuance, offer or allotment of unissued shares or grant of a right to subscribe for such shares for a nominal amount of less than ten per cent (10%) of the Company’s issued share capital is at the disposal of the Board, upon such terms and conditions as the Board may determine. Any issuance, offer or allotment of unissued shares or grant of a right to subscribe for such shares for a nominal amount of ten per cent (10%) or more of the Company’s issued share capital requires the sanction of a Resolution, unless (i) the Board has determined such issue, offer, allotment or grant of right to subscribe for shares is necessary or conducive for purposes of safeguarding, conserving or strengthening the capital position of the Company or (ii) such shares are issued to a person exercising a previously granted right to subscribe for shares.

5.5

Subject to the rights, privileges and conditions attached to any class of shares in issue and these Bye-Laws (including for greater certainty Bye-Law 5.2(b)), the Board may, from time to time, re-designate any class of shares as any other class of shares. For the avoidance of doubt, unissued shares do not carry the right to vote or to receive payments from capital distributions or dividends.

5.6

The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law. Subject to the provisions of the Companies Act, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

5.7

Unless otherwise determined by the Board, shares may be issued in fractional denominations and in such event the Company shall deal with such fractions to the same extent as its whole shares, so that a share in a fractional denomination shall have, in proportion to the fraction of a whole share that it represents, all the rights of a whole share, including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

5.8

Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as otherwise provided in these Bye-Laws, including for greater certainty the holding of shares in accordance with the Dutch Statutory Giro System, or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

6.	PRE-EMPTIVE RIGHTS

6.1	No pre-emptive rights shall apply to the issuance, allotment, or offer of any Common Shares or the grant of a right to Subscribe for Common Shares.

6.2

Unless the Board excludes or limits pre-emptive rights in accordance with Bye-Law 6.4, if the Company proposes to issue, or allot, or offer any Common Shares B or grant a right to subscribe for Common Shares B, those shares or rights shall not be issued, allotted, offered or granted to any person unless the Company has first offered them to the holders of the Common Shares B on the same terms, and at the same price, as those shares or rights are being offered to other persons on a pari passu and pro rata basis to the number of shares held by those holders (as nearly as possible without involving fractions and subject to Bye-Law 6.3). No pre-emptive rights shall apply to the issuance, allotment, or offer of any Common Shares B to a person exercising a right to subscribe for shares previously granted.

6.3

Subject to the provisions of these Bye-Laws, the Board shall be authorised to set the terms of such issuance, allotment, offering of shares or rights to subscribe for shares to all Shareholders and may make such arrangements as the Board may deem necessary or practical in relation to, without limitation, record dates, fractional entitlements, taking away practical or legal impediments under applicable law or complying with requirements of any jurisdiction or regulatory body.

6.4

If the Company is required to offer shares to the holders of Common Shares B pursuant to Bye-Law 6.1, the Board may exclude or limit these pre-emptive rights in accordance with a prior authorisation granted by Resolution of the meeting of holders of Common Shares B, provided that if less than half (1/2) of the then outstanding Common Shares B that are entitled to vote on the matter is represented during such meeting of holders of Common Shares B, the Resolution can only be adopted with at least two thirds (2/3) of the votes cast.

7.	CERTIFICATES

7.1

No share certificates shall be issued by the Company unless, in respect of a class of shares, the Board has either for all or for some holders of such shares (who may be determined in such manner as the Board thinks fit) determined that the holder of such shares may be entitled to share certificates. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

7.2

If a share certificate is defaced, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.

7.3

All certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be in such form as the Board may determine (including, without limitation, in the form of Electronic Records) and issued under the Seal or signed by a Director, the Secretary or any person authorised by the Board for that purpose. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates do not need to be autographic but may be affixed to such certificates by some mechanical or electronic means or may be printed thereon or that such certificates need not be signed by any person, or may determine that a representation of the Seal may be printed on any such certificates. If any person holding an office in the Company who has signed, or whose facsimile signature has been used on, any certificate ceases for any reason to hold their office, such certificate may nevertheless be issued as though that person had not ceased to hold such office.

7.4

Nothing in these Bye-Laws shall prevent title to any securities of the Company from being evidenced and/or transferred without a written instrument in accordance with regulations made from time to time in this regard under the Companies Act, as the case may be, and the Board shall have power to implement any arrangements which it may think fit for such evidencing and/or transfer which accord with those regulations or the Companies Act.

7.5

The Board may by resolution decide that the Company shall not deliver certificates for its securities and that, instead, holders of the Company’s securities will have their holdings of securities of the Company evidenced by an electronic, book-based, direct registration service or other non-certificated entry or position on, in the case of Shareholders, the Register or, in the case of other securities of the Company, a register of securityholders to be kept by the Company in place of a physical security certificate or evidenced in accordance with the Dutch Statutory Giro System, in each case, pursuant to a registration system that may be adopted by the Company, in conjunction with its transfer agent (if any). This Bye-Law shall be read such that a registered holder of securities of the Company pursuant to any such electronic, book-based, direct registration service or other non-certificated entry or position shall be entitled to all of the same benefits, rights, entitlements and shall incur the same duties and obligations as a registered holder of securities evidenced by a physical security certificate. The Board and the Company’s transfer agent may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of such a registration system by electronic, book based, direct registration system or other non-certificated means.

8.	REGISTER OF SHAREHOLDERS

8.1

The Register shall be kept at the Registered Office or at such other place in Bermuda as the Board may from time to time direct in the manner prescribed by the Companies Act. Subject to the provisions of the Companies Act, the Company may keep one or more overseas or branch registers in any place, and the Board may make, amend and revoke any such regulations as it may think fit respecting the keeping of such registers. The Board may authorise any share on the Register to be included in a branch register or any share registered on a branch register to be registered on another branch register, provided that at all times the Register is maintained in accordance with the Companies Act.

8.2

In the event shares have been transferred to an Intermediary for the admission into a collective deposit or to Euroclear Nederland for the admission into a giro depot as referred to in the Giro Act, such shares shall be registered in the Register in the name of the Intermediary or Euroclear Nederland, respectively, to be held in accordance with the Giro Act.

8.3

The Register or any branch register may be closed at such times and for such period as the Board may from time to time decide, subject to the Companies Act. Except during such time as it is closed, the Register and each branch register shall be open to inspection in the manner prescribed by the Companies Act between 10:00 a.m. and 12:00 noon (or between such other times as the Board from time to time determines, but no less than two hours) on every working day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register or any branch register any indication of any trust or any equitable, contingent, future or partial interest in any share or any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-Law 5.8.

8.4

The Company may request Euroclear Nederland, any Intermediary, custodian, securities depositary (or nominee thereof) or any other person the Company knows or may reasonably assume to professionally hold or administer shares or rights derived therefrom to provide the name, address, holdings of shares or rights derived therefrom, the unique identifier for legal entities and, where applicable, the email address for each participant or person for whom the shares or rights derived therefrom are held or administered.

9.	REGISTER OF DIRECTORS AND OFFICERS

The Secretary shall establish and maintain a register of the Directors and Officers of the Company as required by the Companies Act. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Act between 10:00 a.m. and 12:00 noon in Bermuda on every working day.

10.	TRANSFER OF SHARES

10.1	Subject to the Companies Act and to such of the exceptions and restrictions contained in these Bye-Laws as may be applicable:

(a)

a holder of Common Shares may transfer all or any of its Common Shares by an instrument of transfer in the common form, including without limitation common procedures for transfer within the Dutch Statutory Giro System, or in any other form which the Board may approve; and

(b)

a holder of Common Shares B may only transfer all or any of its Common Shares B with the prior written approval of the Board; such transfer may take place by an instrument of transfer in the common form, including without limitation common procedures for transfer within the Dutch Statutory Giro System, or in any other form which the Board may approve.

10.2

An application for approval of the Board as referred to in Bye-Law 10.1(b) must be made in writing and addressed to the Company, for the attention of the Board. It must state the number of Common Shares B the applicant wishes to transfer and the person to whom the applicant wishes to transfer the Common Shares B concerned. The Board must respond to the request within three (3) months from receipt. If it refuses to grant the approval requested, it must inform the applicant of another person who is prepared to purchase the Common Shares B concerned against payment in cash. If that other person and the applicant do not reach agreement on the amount of the purchase price, it will be determined by one or more experts designated by the Board, taking into account the principle as set out in Bye-Law 3.4.

10.3

Notwithstanding a transfer within and in accordance with the procedures of the Dutch Statutory Giro System, the instrument of transfer of a share shall be signed by or on behalf of the transferor. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company. The Board may also decline to register any transfer unless:

(a)

the instrument of transfer is duly stamped (if required by law) and lodged with the Company, at such place as the Board shall appoint for the purpose, accompanied by the certificate for the shares (if any has been issued) to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer,

(b)	the instrument of transfer is in respect of only one class of share,

(c)	the instrument of transfer is in favour of less than five (5) persons jointly;

(d)	in the case of the transfer of Common Shares B, the Board’s prior written consent to the transfer was obtained in accordance with Bye-Laws 10.1(b) and 10.2;

(e)	in case of the transfer of shares held within the Dutch Statutory Giro System, such transfer is made in accordance with the common procedures of the Dutch Statutory Giro System; and

(f)

it is satisfied that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Bermuda or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained.

10.4	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law.

10.5	If the Board declines to register a transfer it shall, within three (3) months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

10.6

Notwithstanding anything to the contrary in these Bye-Laws, the Board shall, subject to the Companies Act and other applicable laws and the facilities and requirements of any relevant trading or settlement system concerned, including the Dutch Statuary Giro System, have the power to implement any arrangements it may, in its absolute discretion, think fit in relation to the settlement of transactions of whatever nature concerning such shares in accordance with such trading or settlement system. To the extent such arrangements are so implemented, other than provisions in these Bye-Laws mandated by applicable laws, no provision of these Bye-Laws shall apply or have effect to the extent that it is in any respect inconsistent with the requirements of such system.

10.7

Notwithstanding anything to the contrary in these Bye-Laws, shares that are listed or admitted to trading on an appointed stock exchange may be transferred in accordance with the rules and requirements of such exchange.

11.	TRANSMISSION OF SHARES

11.1

In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was a sole holder, shall be the only person recognised by the Company as having any title to their shares; nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-Law.

11.2

Any person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to their entitlement, either be registered themselves as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, they shall deliver or send to the Company a notice in writing signed by him stating that they so elect. If they shall elect to have their nominee registered, they shall signify their election by signing an instrument of transfer of such share in favour of their nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.

11.3

A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to their entitlement) be entitled to receive and may give a discharge for any dividends or other monies payable in respect of the share, but they shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until they shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered themselves or to transfer the share and, if the notice is not complied with within sixty (60) days, the Board may thereafter withhold payment of all dividends and other monies payable in respect of the shares until the requirements of the notice have been complied with.

11.4	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law.

12.	INCREASE OF AUTHORISED CAPITAL

The Company may from time to time increase its authorised capital by such sum to be divided into shares as set out in Bye-Law 3.1 as the Company by Resolution shall prescribe.

13.	ALTERATION OF CAPITAL

13.1	The Company may from time to time by Resolution:

(a)

cancel shares which, at the date of the passing of the Resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(b)	change the currency denomination of its share capital;

(c)	consolidate and divide all or any of the Company’s share capital into shares of larger par value than its existing shares; and

(d)

sub-divide the Company’s shares or any of them into shares of smaller par value than is fixed by the Company’s Memorandum of Association, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived.

13.2

Where any difficulty arises in regard to any division, consolidation, or sub-division of shares under this Bye-Law, not being a difficulty regarding the power to effectuate such alterations, the Board may settle the same as it thinks expedient and, in particular, may implement such actions in a manner which does not result in fractional shares (whether by rounding or in any other manner as the Board deems fit) or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall their title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

14.	REDUCTION OF CAPITAL

14.1

Subject to the Companies Act, its Memorandum of Association and any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Resolution authorise the reduction of its issued share capital, provided that such reduction shall only become effective with the approval of the Board and, insofar the reduction concerns the Common Shares B, by Resolution of the meeting of holders of Common Shares B.

14.2

In relation to any such reduction, the Board may, subject to the approval by Resolution, determine the terms upon which such reduction is to be effected including, in the case of a reduction of part or only of a class of shares, those shares to be affected, subject to Bye-Law 14.1.

15.	MANDATORY OFFER PROVISIONS

15.1

A person must not, other than Euroclear Nederland, an Intermediary or solely as custodian or securities depositary (or nominee thereof) or under any arrangements implemented and/or approved by the Board under Bye-Law 7.4, whether by himself, or with persons determined by the Board to be acting in concert with him, directly or indirectly, in any manner, acquire after the Effective Date Beneficial Ownership of any shares which, taken together with shares already Beneficially Owned by him and by persons determined by the Board to be acting in concert with him, carry, directly or indirectly, thirty per cent (30%) or more of the voting rights attributable to the shares (the “Limit”), except as result of a “Permitted Acquisition”, as hereinafter defined.

15.2	An acquisition is a “Permitted Acquisition” if:

(a)	the Board in its absolute discretion consents to the acquisition which consent may be subject to such conditions as the Board may think fit; or

(b)	it concerns an acquisition by Vereniging Aegon, provided that the Voting Agreement is in effect at the time of such acquisition.

15.3

Where any person breaches the Limit, except as result of a Permitted Acquisition, that person shall without delay make a public announcement thereof and shall within thirty (30) days of breaching the Limit make a general offer to all holders of shares in accordance with Bye-Law 15.4 (an “Offer”).

15.4	An Offer must comply with the following requirements:

(a)	the Offer complies with the applicable rules and regulations of the relevant stock exchange(s);

(b)	the Offer is unconditional in all respects and is open for acceptance for a period of not less than thirty (30) days;

(c)	the making or implementation of the Offer is not dependent on the passing of a resolution at any meeting of shareholders of the person making the Offer (the “Offeror”);

(d)	the Offer is in cash or is accompanied by a cash alternative, in each case,

(i)	at an Offer price per Common Share not less than the greater of:

(A)

the highest price paid by the Offeror or by any persons determined by the Board to be acting in concert with him for any interest in Common Shares during the twelve (12) months prior to the date on which the Limit was exceeded;

(B)

the one hundred and eighty (180) day volume weighted average price on Euronext Amsterdam of the Common Shares on the date on which the Limit was exceeded, or such other share exchange as determined by the Board; and

(C)

if, before the Offer closes for acceptance, the Offeror or any persons determined by the Board to be acting in concert with him acquires any interest in Common Shares at above the Offer price, the highest price paid for the interest in the Common Shares so acquired,

(such offer price the “Common Share Offer Price”); and

(ii)	at an Offer price per Common Share B of one fortieth (1/40th) of the Common Share Offer Price.

15.5

Where any person breaches the Limit, except as a result of a Permitted Acquisition, and does not make an Offer within the time period as referred to in Bye-Law 15.3, subject to the application of Bye-Law 15.6, that person is in breach of these Bye-Laws.

15.6

The obligation to make an Offer pursuant to Bye-Law 15.3 shall lapse if the person to which the obligation applies is no longer in breach of the Limit within thirty (30) days after breaching the Limit, unless such person has exercised his voting rights in that period.

15.7	The Board may do all or any of the following where it has reason to believe that the Limit is or may be breached:

(a)

require any Shareholder or person appearing or purporting to be interested in any shares of the Company to provide such information as the Board considers appropriate to determine any of the matters under this Bye-Law 15;

(b)	have regard to such public filings or disclosures as it considers appropriate to determine any of the matters under this Bye-Law 15;

(c)	make such determinations under this Bye-Law 15 as it thinks fit, either after calling for submissions from affected Shareholders or other persons or without calling for such submissions;

(d)

determine that some or all of the voting rights attached to such number of shares owned or Beneficially Owned by the person in breach of these Bye-Laws pursuant to Bye-Law 15.5 and any person determined by the Board to be acting in concert with him (the “Subject Shares”), are from a particular time suspended and incapable of being exercised for a definite or indefinite period;

(e)	determine that some or all of the Subject Shares will not carry any right to any dividends or other distributions from a particular time for a definite or indefinite period; and

(f)	take such other action as it thinks fit for the purposes of this Bye-Law 15 including:

(i)	prescribing rules (not inconsistent with this Bye-Law 15);

(ii)	setting deadlines for the provision of information;

(iii)	drawing adverse inferences where information requested is not provided;

(iv)	making determinations or interim determinations; and

(v)	changing any decision or determination or rule previously made.

15.8

The Board has full authority to determine the application of this Bye-Law 15. Any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any Director acting in good faith under or pursuant to the provisions of this Bye-Law 15 shall be final and conclusive; and anything done by, or on behalf of, or on the authority of, the Board or any Director acting in good faith pursuant to the provisions of this Bye-Law 15 shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The Board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Bye-Law 15.

16.	GENERAL MEETINGS AND RESOLUTIONS IN WRITING

16.1

Save and to the extent that the Company elects to dispense with the holding of one or more of its annual general meetings in the manner permitted by the Companies Act, the Board shall convene, and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Act. Subject to these Bye-laws and the Companies Act, general meetings shall be held at such time and place as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when requisitioned by Shareholders pursuant to the provisions of the Companies Act, convene general meetings other than annual general meetings, which shall be called special general meetings, at such time and place as the Board may appoint.

16.2

Anything which may be done by Resolution of the class of Common Shares B in a separate meeting of holders of Common Shares B may be done by resolution in writing, signed by the holders of such class of shares who at the date of the notice of the resolution in writing represent the majority of votes that would be required if the resolution had been voted on at a meeting of holders of Common Shares B. Such resolution in writing may be signed by the holders of Common Shares B or their proxy, or in the case of a holder of Common Shares B that is a corporation or any other legal entity (whether or not a company within the meaning of the Companies Act) by its representative on behalf of such holder of Common Shares B, in as many counterparts as may be necessary. For the avoidance of doubt any Resolution on which the holders of Common Shares are entitled to vote may not be passed by way of a resolution in writing.

16.3

Notice of any resolution in writing to be made under this Bye-Law shall be given to all the holders of the class of Common Shares B who would be entitled to attend a meeting of holders of Common Shares B and vote on the resolution. The requirement to give notice of any resolution in writing to be made under this Bye-Law to holders of the class of Common Shares B shall be satisfied by giving to those holders of the class of Common Shares B a copy of that resolution in the same manner that is required for a notice of a general meeting or meeting of holders of a class of shares of the Company at which the resolution could have been considered, except that the length of the period of notice shall not apply. The date of the notice shall be set out in the copy of the Resolution.

16.4

A resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by a meeting of holders of Common Shares B of the Company. A resolution in writing made in accordance with this Bye-Law shall constitute minutes for the purposes of the Companies Act and these Bye-Laws.

17.	NOTICE OF SHAREHOLDER MEETINGS

17.1

An annual general meeting, special general meeting, or meeting of holders of any class of shares shall be called by not less than thirty (30) Clear Days’ notice in writing. The notice shall specify the place, day and time of the meeting, means of electronic communication, if any, and, the nature of the business to be considered. Notice of every general meeting or a meeting of holders of any class of shares shall be given in any manner permitted by these Bye-Laws to all Shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company and to each Director, and to any Resident Representative who or which has delivered a written notice upon the Registered Office requiring that such notice be sent to them or it.

17.2

If notice of a general meeting or a meeting of holders of any class of shares is for a shorter period than specified in Bye-Law 17.1 or if no notice is sent in accordance with Bye-Law 17.1, a general meeting or a meeting of holders of any class of shares may only be deemed to have been duly called if it is so unanimously agreed by all of the Shareholders entitled to attend and vote thereat.

17.3

Provided that a general meeting or a meeting of holders of any class of shares is otherwise called in accordance with Bye-Law 17.1, the accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

17.4

A Shareholder present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

17.5

The Board may cancel or postpone a general meeting or a meeting of holders of any class of shares after it has been convened and notice of such cancellation or postponement shall be served in accordance with these Bye-Laws upon all Shareholders entitled to notice of the meeting so cancelled or postponed setting out, where the meeting is postponed to a specific date, notice of the new meeting in accordance with this Bye-Law.

18.	PROCEEDINGS AT SHAREHOLDER MEETINGS

18.1

In accordance with the Companies Act, a general meeting or a meeting of holders of any class of shares may be held with only one (1) individual present, provided that the requirement for a quorum is satisfied. No business shall be transacted at any general meeting or a meeting of holders of any class of shares unless a quorum is present at the time that the meeting proceeds to business. The absence of a quorum shall not be treated as part of the business of the meeting and therefore not preclude the appointment, choice or election of a chairperson.

18.2

Save as otherwise provided in these Bye-Laws, a Shareholder or Shareholders present in person or by proxy and entitled to vote representing the holders of more than one third (1/3) of the issued shares entitled to vote at such meeting shall be a quorum.

18.3

If a quorum is not present within five (5) minutes (or such longer time as the chairperson of the meeting may determine to wait) after the time appointed for the meeting, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairperson of the meeting may determine and at such adjourned meeting two (2) Shareholders present in person or by proxy and entitled to vote and representing the holders of more than one third of the issued shares entitled to vote at such meeting or the highest amount required from time to time by any stock exchange on which any of the shares are listed shall be a quorum, provided that if the Company or a class of Shareholders only has one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum. The Company shall give not less than thirty (30) Clear Days’ notice of any meeting adjourned through want of a quorum and such notice shall state the quorum shall be as set out in the preceding sentence. If at the adjourned meeting a quorum is not present within fifteen (15) minutes after the time appointed for holding the meeting, or such other time the chairperson of the meeting may determine, the meeting shall be dissolved.

18.4

A general meeting or a meeting of holders of any class of shares shall be held at a physical location at such time and place as the Board shall appoint, provided that the Board may decide that (i) each Shareholder has the right to take part in, address and, to the extent he is entitled to vote, to vote at the physical meeting using electronic means of communication, to which use of electronic means of communications the Board may attach conditions, or (ii) to organise the meeting by sole means of electronic communication (including, without limiting the generality of the foregoing, by telephone, or by video conferencing) as to permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

18.5	Subject to the Companies Act, a Resolution may only be put to a vote at a general meeting or a meeting of holders of any class of shares if:

(a)	it is proposed by or at the direction of the Board; or

(b)	it is proposed at the direction of the Court; or

(c)

it is proposed on the requisition in writing of (i) Shareholders representing at least one per cent (1%) of the shares, or (ii) not less than one hundred (100) Shareholders, and is made in accordance with, the relevant provisions of the Companies Act; or

(d)	the chairperson of the meeting in their absolute discretion decides that the Resolution may properly be regarded as within the scope of the meeting.

18.6

Subject to the Companies Act, any matter that is not expressly reserved for, or that does not expressly require the, Shareholders’ prior approval by Resolution pursuant to the Companies Act or these Bye-Laws, may only be put as a non-voting discussion item that shall be non-binding on the Company and the Board to a general meeting or a meeting of holder of any class of shares unless otherwise determined by, in the case of a Resolution pursuant to Bye-Laws 18.5(a) or 18.5(c), the Board; in the case of a Resolution pursuant to Bye-Law 18.5(b), a competent court; or in the case of a Resolution pursuant to Bye-Law 18.5(d), the chairperson of that meeting, in each case, in the sole discretion of such determiner.

18.7

No amendment may be made to a Resolution, at or before the time when it is put to a vote, unless the chairperson of the meeting in their absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting.

18.8

Each Director shall be entitled to attend and speak at any general meeting or a meeting of holders of any class of shares. The Resident Representative, if any, upon giving the notice referred to in Bye-Law 17.1 above, shall be entitled to attend and speak at any general meeting or a meeting of holders of any class of shares.

18.9

The Chairperson shall preside as chairperson at every general meeting or a meeting of holders of any class of shares of the Company. If the Chairperson is absent, the Vice-Chairperson shall preside as chairperson of the meeting, unless the Board has designated another person for that purpose. If the chairpersonship of the meeting is not provided for in accordance with the preceding two sentences, the meeting itself will appoint a chairperson. If the Secretary is absent and no replacement has been designated prior to the meeting, the chairperson of the meeting shall appoint another person to act as secretary of the meeting. If desired, one or more scrutineers may be appointed by the chairperson of the meeting.

18.10

If the chairperson of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in their ruling. Any ruling by the chairperson of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

18.11

The chairperson of the meeting may, with the consent by Resolution of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time (or sine die) and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. In addition to any other power of adjournment conferred by law, the chairperson of the meeting may at any time without consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place (or sine die) if, in their opinion, it would facilitate the conduct of the business of the meeting to do so or if they are so directed (prior to or at the meeting) by the Board. When a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Board. When a meeting is adjourned for three (3) months or more or for an indefinite period, at least thirty (30) Clear Days’ notice shall be given of the adjourned meeting. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

19.	VOTING

19.1

Save where a greater majority is required by the Companies Act or the Bye-Laws, any question proposed for consideration at any general meeting or a meeting of holders of any class of shares shall be decided on by a simple majority of votes cast.

19.2

Subject to Bye-Laws 18.11 and 35.2 and to any rights or restrictions attached to any class of shares, at any general meeting or meeting of holders of any class of shares of the Company, each Shareholder present in person or by proxy shall be entitled to vote on any question to be decided on a poll vote and each Shareholder present in person or by proxy shall be entitled on a poll to vote for each share held by them.

19.3	At any general meeting or a meeting of holders of any class of shares, a Resolution put to the vote of the meeting shall be decided by a poll vote.

19.4	On a poll, votes may be cast in person, by proxy or in the form of an Electronic Record.

19.5	A poll may be conducted by way of paper ballot or electronic voting device.

19.6	A person entitled to more than one vote on a poll need not use all their votes or cast all the votes they use in the same way.

19.7

In the case of an equality of votes at a general meeting or a meeting of holders of any class of shares, the chairperson of such meeting shall not be entitled to a second or casting vote and the Resolution shall fail.

19.8

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

19.9

The holder(s) of Common Shares B shall enter into a Voting Agreement with the Company. The Voting Agreement shall provide that the holder(s) of Common Shares B shall exercise one (1) vote for every forty (40) Common Shares B held, save for the circumstances provided for in the Voting Agreement allowing the exercise of more of the voting rights attached to the Common Shares B in accordance with Bye-Law 3.3(c). The Voting Agreement shall be publicly available on the Company’s corporate website. If a holder of Common Shares B intends to exercise more than one (1) vote for every forty (40) Common Shares B he holds, he will give notice of such intention to the general meeting prior to the voting at such meeting in accordance with the Voting Agreement.

19.10

A Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, by their receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings or a meeting of holders of any class of shares.

19.11

No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

19.12	The decision of the chairperson of a general meeting or a meeting of holders of any class of shares on the outcome of a vote on any matter shall be final and decisive. If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any Resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairperson of the meeting and shall only vitiate the decision of the meeting on any Resolution if the chairperson of the meeting decides that the same may have affected the decision of the meeting. The decision of the chairperson of the meeting on such matters shall be final and conclusive.

19.13

When determining how many votes are cast by Shareholders, how many Shareholders are present or represented at a meeting or what portion of the Company’s issued capital is represented at a meeting, no account will be taken of shares for which no votes can be cast by law. Common Shares B are only taken into account so far as the voting rights attached thereto are actually exercisable. Votes not permitted to be cast pursuant to a Voting Agreement as referred to in Bye-Law 19.9 are deemed not exercisable for the purpose of this Bye-Law.

20.	PROXIES AND CORPORATE REPRESENTATIVES

20.1

A Shareholder may appoint one or more persons as their proxy, with or without the power of substitution, to represent him and vote on their behalf in respect of all or some only of their shares at any general meeting (including an adjourned meeting) and any meeting of the relevant class of shares. A proxy need not be a Shareholder. The instrument appointing a proxy shall be in writing executed by the appointor or their attorney authorised by him in writing or, if the appointor is a corporation, either under its Seal or executed by an officer, attorney or other person authorised to sign the same, or in the form of an Electronic Record.

20.2

A Shareholder which is a corporation or any other legal entity may, by written authorisation, appoint any person (or two (2) or more persons in the alternative) as its representative to represent it and vote on its behalf at any general meeting (including an adjourned meeting) and any meeting of the relevant class of shares and such a corporate representative may exercise the same powers on behalf of the corporation or any other legal entity which they represents as that corporation or any other legal entity could exercise if it were an individual Shareholder and the Shareholder shall for the purposes of these Bye-Laws be deemed to be present in person at any such meeting if a person so authorised is present at it.

20.3

Any Shareholder may appoint a proxy or (if a corporation or any other legal entity) representative for a specific general meeting, and adjournments thereof, or may appoint a standing proxy or (if a corporation or any other legal entity) representative, by serving on the Company at the Registered Office, or at such place or places as the Board may otherwise specify for the purpose, a proxy or (if a corporation or any other legal entity) an authorisation. Any standing proxy or authorisation shall be valid for all general meetings and adjournments thereof or resolutions in writing, as the case may be, until notice of revocation is received at the Registered Office or at such place or places as the Board may otherwise specify for the purpose. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Shareholder is present or in respect to which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.

20.4

A Shareholder may appoint a proxy which may be irrevocable in accordance with its terms and the holder thereof shall be the only person entitled to vote the relevant shares at the general meeting or at the meeting of the relevant class of shares at which such holder is present. Notice of the appointment of any such proxy shall be given to the Company at its Registered Office, and shall include the name, address, telephone number and electronic mail address of the proxy holder. The Company shall give to the proxy holder notice of all meetings of Shareholders of the Company and shall be obliged to recognise the holder of such proxy until such time as the holder notifies the Company in writing that the proxy is no longer in force.

20.5

Subject to Bye-Laws 20.3 and 20.4, the instrument appointing a proxy or corporate representative together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office or at such place or places and at such time as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a resolution in writing, in any document sent therewith, prior to the holding of the relevant meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, or, in the case of a resolution in writing, prior to the effective date of the resolution in writing and in default the instrument of proxy or authorisation shall not be treated as valid.

20.6	The decision of the chairperson of any general meeting or meeting of holders of any class of shares as to the validity of any appointments of a proxy shall be final.

20.7

Instruments of proxy or authorisation shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, make available with the notice of any meeting or any resolution in writing forms of instruments of proxy or authorisation for use at that meeting or in connection with that resolution in writing. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll, to speak at the meeting and to vote on any amendment of a resolution in writing or amendment of a Resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy or authorisation shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates. If the terms of the appointment of a proxy include a power of substitution, any proxy appointed by substitution under such power shall be deemed to be the proxy of the Shareholder who conferred such power. All the provisions of these Bye-Laws relating to the execution and delivery of an instrument or other form of communication appointing or evidencing the appointment of a proxy shall apply, mutatis mutandis, to the instrument or other form of communication effecting or evidencing such an appointment by substitution.

20.8

A vote given in accordance with the terms of an instrument of proxy or authorisation shall be valid notwithstanding the previous death or unsoundness of mind of the principal, or revocation of the instrument of proxy or of the corporate authority, provided that no intimation in writing of such death, unsoundness of mind or revocation shall have been received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy or authorisation in the notice convening the meeting or other documents sent therewith) at least one hour before the commencement of the meeting or adjourned meeting, or the taking of the poll, or the day before the effective date of any resolution in writing at which the instrument of proxy or authorisation is used.

20.9

Subject to the Companies Act, the Board may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend, speak and vote on behalf of any Shareholder at general meetings or to sign resolutions in writing.

21.	ELECTION, SUSPENSION AND REMOVAL OF DIRECTORS

21.1	The Board shall determine the number of Directors in its sole discretion, provided that the majority of the Board shall consist of Non-Executive Directors.

21.2

Each Director shall be elected at a general meeting of the Company for a term ending at the conclusion of the annual general meeting held in the fourth (4th) calendar year after the election unless a shorter term is set out in his nomination. A Director will be eligible for re-election upon expiry of his term.

21.3	The election or re-election of Directors by the general meeting follows the following procedure and majority requirements.

(a)

No person shall be nominated as a Director unless (i) they are nominated by the Board in accordance with Bye-Law 18.5(a) and any board rules applicable to the Board from time to time or by Shareholders in accordance with Bye-Law 18.5(c) and (ii) the nomination complies with this Bye-Law and Bye-Law 21.4.

(b)

In the case of an election or re-election proposed by a Shareholder in accordance with Bye-Law 18.5(c) to be effected at an annual general meeting, not less than one hundred twenty (120) nor more than one hundred fifty (150) days after the date of the Company’s notice of the annual general meeting sent to Shareholders in connection with the prior year’s annual general meeting, a notice executed by a Shareholder must have been received by the Secretary of the Company of the intention to propose such person for election, setting forth as to each person whom the Shareholder proposes to nominate for election or re-election as a Director the information detailed in Bye-Law 21.4. In the case of any notice of a nomination of a person by a Shareholder for election or re-election as a Director at a special general meeting, such notice must be given prior to the later of one hundred twenty (120) days before the date of the special general meeting and the date which is ten (10) days after the date of the first public announcement or other notification of the date of the special general meeting.

(c)	The election or re-election of any person proposed as a Director shall be effected by a separate Resolution.

(d)

Unless otherwise required by the Companies Act, the election or re-election of Directors shall be decided by the applicable threshold of the majority of the votes cast specified below, in each case at a general meeting of the Company, at which a quorum as referred to in Bye-Law 18.1 is present, by the Shareholders entitled to vote on the matter. The election or re-election of a Director shall be decided on in accordance with the following:

(i)	The election or re-election of a Director nominated by the Board pursuant to Bye-Law 21.3(a) shall be by a simple majority of votes cast.

(ii)

The election or re-election of a Director nominated by Shareholders pursuant to Bye-Law 21.3(a) shall be by two-thirds (2/3) majority of the votes cast, representing more than half (1/2) of the then outstanding shares that are entitled to vote on the matter.

(iii)

If there are two or more nominees to fill a vacancy on the Board, each such nominee shall be voted upon individually and only the nominee receiving the most votes in favour, which votes in favour must represent at least the required majority and representation of the votes cast under (i) and (ii), shall be elected as Director. If two (2) or more nominees receive the same number of votes in favour, the nominee who received the highest percentage of votes in favour shall be elected as Director. If two (2) or more nominees received both the same number of votes in favour and the same percentage of votes in favour, no nominee shall be elected.

21.4	The nomination of any person for election as a Director shall include:

(a)	the nominee’s name and age;

(b)	whether such person is nominated for election as Executive Director or Non-Executive Director;

(c)	the principal occupation or employment of each such nominee;

(d)	the class and number of shares which are owned of record and Beneficially Owned by each such nominee (if any); and

(e)

such other information concerning each such nominee as would be required to be disclosed pursuant to the rules of any stock-exchange or regulatory authority to which the Company is subject; provided that, the Company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director or that could be material to a reasonable Shareholder’s understanding of the independence, or lack thereof, of such nominee.

21.5

All Directors, upon election, except upon re-election at an annual general meeting, must provide written acceptance of their election, in such form as the Board may think fit, by notice in writing to the Registered Office within thirty (30) days of their election.

21.6

Any one or more vacancies in the Board not filled at any general meeting shall be deemed casual vacancies for the purposes of these Bye-Laws. Without prejudice to the power of the Company by Resolution in pursuance of any of the provisions of these Bye-Laws to elect any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time, subject to Bye-Law 21.1, to appoint any person to be a Director so as to fill a casual vacancy. A Director so appointed shall hold office only until the following annual general meeting. If not reappointed by election at such annual general meeting, they shall vacate office at the conclusion thereof.

21.7

A Director may at any time be removed or suspended from their office by Resolution on a proposal of the Board. A Director who is suspended may not act as a Director of the Company including, without limitation, by exercising any powers that would otherwise vest in a Director, by attending or voting at meetings of the Board or by directly or indirectly taking part in the management of the Company. A Director who is suspended does not owe duties to the Company during the period of their suspension. A Resolution to remove or suspend a Director from their office as Director other than on proposal of the Board may only be adopted with a two-thirds (2/3) majority of the votes cast, representing at least half (1/2) of the then outstanding shares that are entitled to vote on the motion. A suspension of a Director may be ended at any time by Resolution, provided that a Resolution to end the suspension of a Director other than on proposal of the Board may only be adopted with a two-thirds (2/3) majority of the votes cast, representing at least half (1/2) of the then outstanding shares that are entitled to vote on the motion.

21.8

An Executive Director may be suspended by the Board at any time (without the sanction of a Resolution). A suspension of an Executive Director may be extended by the Board one or more times, but may not last longer than three (3) months in aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension shall end. The Executive Directors shall not participate in any deliberations and decision-making in the Board that concerns the suspension of an Executive Director.

22.	RESIGNATION AND DISQUALIFICATION OF DIRECTORS

22.1	The office of a Director shall be deemed to have been vacated if he:

(a)	resigns by notice in writing delivered to the Registered Office or tendered at a meeting of the Board;

(b)	becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that such Director’s office is vacated, or dies;

(c)	becomes bankrupt under the laws of any country;

(d)	is prohibited by law from being a Director or, in the case of a corporate Director, is otherwise unable to carry on or transact business;

(e)	ceases to be a Director by virtue of the Companies Act or these Bye-Laws or is removed from office pursuant to these Bye-Laws;

(f)	is the subject of a vote for his removal passed in accordance with Bye-Law 21.7.

22.2	The provisions of section 93(2) of the Companies Act 1981 of Bermuda shall not apply to the Company.

23.	ALTERNATE DIRECTORS

No Director may appoint any other person to be an alternate Director.

24.	DIRECTORS’ INTERESTS

24.1

Subject to the provisions of the Companies Act and Bye-Law 24.2, a Director may notwithstanding their office be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is interested.

24.2

Any Director must inform the Board of any potential conflict of interest, which is a conflict between a direct or indirect personal interest of a Director and the interest of the Company or its business. So long as, where it is necessary, they declare the nature of their interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Companies Act, a Director shall not by reason of their office be accountable to the Company for any benefit which they derive from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit. Upon disclosure of such potential conflicted interest to the Board, the Board will determine, on a simple majority vote, if such Director’s interest does indeed conflict with the interests of the Company or its business in such way as described in the first sentence. The respective Director shall not participate in any deliberations and decision-making of the Board, unless the Board decides otherwise. The conflicted Director shall not count towards the quorum of the Board meeting for that specific matter only. The determination of a conflict and decision to permit a conflicted Director to vote shall be taken without the respective Director participating in the deliberations and decision-making. If all Directors are conflicted, all Directors shall be permitted to participate in the deliberations and decision-making on the relevant subject in the Board.

24.3

For the purposes of these Bye-Laws, without limiting the generality of the foregoing, a Director is deemed to have an interest in a transaction or arrangement with the Company if he is the holder or Beneficial Owner of ten per cent (10%) or more of any class of the equity share capital of any body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate with which the Company is proposing to enter into a transaction or arrangement, provided that there shall be disregarded any shares held by such Director as bare or custodian trustee and of which he is no Beneficial Owner, any shares comprised in a trust in which the Director’s interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust in which the Director is only interested as a unit holder. For the purposes of this Bye-Law, an interest of a person who is connected with a Director shall be treated as an interest of the Director.

25.	POWERS AND DUTIES OF THE BOARD

25.1

Subject to the provisions of the Companies Act and these Bye-Laws, the Board shall manage and conduct the business of the Company and is responsible for the general affairs of the company, including setting the strategy of the Company. The Board may delegate powers, authorities, discretions and tasks in accordance with Bye-Law 27.3.

25.2

Subject to the provisions of the Companies Act and these Bye-Laws, the Board may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

25.3

The Board may exercise all the powers of the Company except those powers that are required by the Companies Act or these Bye-Laws to be exercised by the Shareholders, the Shareholders’ meeting or a meeting of holders of any class of shares.

25.4

Subject to the Companies Act, in the exercise of its duties the Board shall take into account (among other matters) the long term consequences of decisions, sustainability, the Company’s reputation and the interest of all corporate stakeholders, including, amongst others, the Shareholders, the Company’s employees, business relations, policyholders, relations with regulators, and other groups, directly or indirectly, influenced by the business of the Company, all in the broadest sense (“Stakeholder Interest”).

For the purposes of a Director’s duty to act in the way he considers, in good faith, is in the best interests of the Company, the Director shall not be required to regard the benefit of any particular Stakeholder Interest or group of Stakeholder Interests as more important than any other.

25.5	Nothing in this Bye-Law, express or implied, is intended to or shall create or grant any right or cause of action to, by or for any person (other than the Company).

26.	REMUNERATION

26.1

The Company shall have a policy in respect of the remuneration of Directors. This remuneration policy must be adopted by Resolution at the proposal of the Board. The Board shall submit a remuneration policy to the Shareholders ultimately at the fourth annual general meeting held after the general meeting in which the remuneration policy was most recently adopted. If such remuneration policy is not adopted, then the Board will continue to abide by the remuneration policy most recently adopted by the Shareholders and shall submit a remuneration policy for adoption by Resolution no later than at the next annual general meeting.

26.1.a

For the period from the Effective Date until a new remuneration policy has been adopted in accordance with Bye-Law 26.1, (i) the Aegon N.V. Executive Board Remuneration Policy as approved by the general meeting of Aegon N.V. on May 15, 2020 will apply mutatis mutandis to the Executive Directors of the Company, (ii) the Aegon N.V. Supervisory Board Remuneration Policy as approved by the general meeting of Aegon N.V. on May 15, 2020 will apply mutatis mutandis to the Non-Executive Directors of the Company, and (iii) the Aegon N.V. Executive Board Remuneration Policy and the Aegon N.V. Supervisory Board Remuneration Policy shall together be the remuneration policy as referred to in Bye-Law 26.1. This Bye-Law 26.1.a will lapse upon the adoption of a new remuneration policy in accordance with Bye-Law 26.1.

26.2

The Board shall determine the remuneration and other terms of service of the Directors in accordance with the remuneration policy as referred to in Bye-Law 26.1. The Executive Directors shall not participate in the deliberations and decision-making process of the Board in determining the remuneration and other terms of service for the Directors.

26.3

At every annual general meeting, the Board shall present Shareholders with a remuneration report regarding the remuneration provided to the Directors for the prior financial year and such report shall be put to an advisory vote of the Shareholders, which vote shall not be binding on the Board or the Company.

27.	DELEGATION OF THE BOARD’S POWERS

27.1	Subject to the Companies Act, these Bye-Laws and any restrictions implemented by the Board, the Board or any individual Executive Director may act for, on behalf of, and in the name of the Company.

27.2

The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney may, if so authorised by the power of attorney, execute any deed, instrument or other document on behalf of the Company.

27.3

The Board may entrust to and confer upon any Director, Officer or, without prejudice to the provisions of Bye-Law 27.4, other person any of the powers, authorities and discretions exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions, and may from time to time revoke or vary all or any of such powers, authorities and discretions but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby. Such delegation of powers, authorities and discretions shall be included in the set of rules and regulations as referred to in Bye-Law 28.3.

27.4

The Board may, from time to time, establish such committees, in each case, it deems fit and may delegate any of its powers, authorities and discretions to such committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, and in conducting its proceedings conform to any regulations which may be imposed upon it by the Board.

28.	PROCEEDINGS OF THE BOARD

28.1	The Board will designate one of the Non-Executive Directors as Chairperson and one of the Non-Executive Directors as Vice-Chairperson.

28.2

The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Unless otherwise specified in these Bye-Laws or in the regulations referred to in Bye-Law 28.3, questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes on matters that are resolved on by the full Board as determined in the regulations referred to in Bye-Law 28.3 the chairperson of the meeting shall be entitled to a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.

28.3

The Board may draw up a set of rules and regulations governing the exercise of its powers, authorities and discretions, including the delegation of any of the powers, authorities and discretions exercisable by the Board. In conducting its proceedings, the Board shall conform to any such rules and regulations.

28.4

Notice of a meeting of the Board may be given to a Director by word of mouth or in any manner permitted by these Bye-Laws. A Director may retrospectively waive the requirement for notice of any meeting by consenting in writing to the business conducted at the meeting.

28.5

The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be a majority of the Directors then in office. Any Director who ceases to be a Director at a meeting of the Board may continue to be present and to act as a Director and, subject to Bye-Law 24.2, be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

28.6

The Resident Representative shall, upon delivering written notice of an address for the purposes of receipt of notice to the Registered Office, be entitled to receive notice of, attend and be heard at and to receive minutes of all meetings of the Board.

28.7

So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no such quorum remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting and setting the agenda for such general meeting.

28.8

The Chairperson shall preside as chairperson at every meeting of the Board. If the Chairperson is not present, the Vice-Chairperson shall act as chairperson of the Board meeting. If the Vice-Chairperson is not present, the Directors present may choose one of their number to be chairperson of the Board meeting.

28.9

The meetings and proceedings of any committee of the Board consisting of two (2) or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any rules or regulations imposed by the Board.

28.10

A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board, as provided for in these Bye-Laws or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or members of the committee concerned.

28.11

A meeting of the Board or a committee of the Board may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those Directors participating in the meeting are physically assembled, or, if there is no such group, where the chairperson of the meeting then is.

28.12

All acts done by the Board or by any committee of the Board or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the election of any member of the Board or such committee or person acting as aforesaid or that he was disqualified or had vacated his office, be as valid as if every such person had been duly elected and was qualified and had continued to be a Director, member of such committee or person so authorised.

28.13

The Company may by Resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Bye-Laws prohibiting a Director from voting at a meeting of the Board or of a committee of the Board, or ratify any transaction not duly authorised by reason of a contravention of any such provisions.

28.14

If a question arises at a meeting of the Board or a committee of the Board as to the entitlement of a Director to vote or be counted in a quorum, the question may, before the conclusion of the meeting, be referred to the chairperson of the Board meeting and their ruling in relation to any Director other than themselves shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed. If any such question arises in respect of the chairperson of the Board meeting, it shall be decided by resolution of the Board (on which the chairperson of the Board meeting shall not deliberate or vote) and such resolution will be final and conclusive except in a case where the interests of the chairperson of the Board meeting have not been fairly disclosed.

29.	OFFICERS

29.1

The Board may appoint such Officers as the Board may determine from time to time. Any person appointed as Officer pursuant to this Bye-Law shall hold office for such period and upon such terms and with such powers and duties as the Board may determine. The Board may revoke or terminate any such appointment.

29.2	Save as otherwise provided, the provisions of these Bye-Laws as to resignation and disqualification of Directors shall mutatis mutandis apply to the resignation and disqualification of Officers.

30.	SECRETARY AND RESIDENT REPRESENTATIVE

30.1

The Secretary and, if required, the Resident Representative, shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board. The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Companies Act together with such other duties as shall from time to time be prescribed by the Board.

30.2

A provision of the Companies Act or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

31.	THE SEAL

31.1

The Board may authorise the production of a common seal of the Company and one or more duplicate common seals of the Company, which shall consist of a circular device with the name of the Company around the outer margin thereof and the country and year of registration in Bermuda across the centre thereof.

31.2	Any document required to be under seal or executed as a deed on behalf of the Company may be:

(a)	executed under the Seal in accordance with these Bye-Laws; or

(b)	signed or executed by any person authorised by the Board for that purpose, without the use of the Seal.

31.3

The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee of the Board. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be attested by the signature of:

(a)	a Director; or

(b)	the Secretary; or

(c)	any one person authorised by the Board for that purpose.

32.	DIVIDENDS AND OTHER PAYMENTS

32.1

The Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests, in particular those set out in Bye-Laws 3.3 and 3.5, including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to Bye-Law 34.2, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.

32.2	Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)	all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid;

(b)

dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

32.3

The Board may withhold and deduct from any dividend, distribution or other monies payable to a Shareholder by the Company on or in respect of any shares any applicable dividend withholding tax and all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

32.4	No dividend, distribution or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

32.5

Subject to Bye-Law 32.6, any dividend, distribution or interest, or part thereof payable in cash, or any other sum payable in cash to the Shareholders may be paid by cheque or warrant sent through the post or by courier addressed to the holder at their address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at their registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two (2) or more joint holders may give effectual receipts for any dividends, distributions or other monies payable or property distributable in respect of the shares held by such joint holders.

32.6

All dividends, distributions or interests in respect of shares held by a securities depositary, including Euroclear Nederland, shall be paid by placing those dividends, distributions or interest (minus any applicable withholding tax withheld or deducted pursuant to Bye-Law 32.3) at the disposal of such securities depositary, subject to and in accordance with the regulations of such securities depositary.

32.7

The Board may resolve to pay dividends, distributions or interest in another denomination than those of the shares, including the national currency of the country of an appointed stock exchange upon which the shares in question are listed for the time being.

32.8

Any dividend or distribution out of contributed surplus unclaimed for a period of five (5) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

32.9

The Board may also, in addition to its other powers, direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend, the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board, provided that such dividend or distribution may not be satisfied by the distribution of any partly paid shares or debentures of any company without the sanction of a Resolution.

33.	RESERVES

The Board may, before declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

34.	CAPITALISATION OF PROFITS

34.1

The Board may from time to time resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid amongst such Shareholders, or partly in one way and partly in the other, provided that for the purpose of this Bye-Law, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholders credited as fully paid.

34.2

Where any difficulty arises in regard to any distribution under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

35.	RECORD AND REGISTRATION DATES

35.1

Notwithstanding any other provisions of these Bye-Laws, the Board may fix any date as the record date for any dividend, distribution, allotment or issue. Any such record may be on or at any time not more than sixty (60) Business Days before any date on which such dividend, distribution, allotment or issue is paid, allotted or issued (as the case may be).

35.2

In relation to any general meeting of the Company or of any class of holders of shares or to any adjourned meeting or any poll taken at a meeting or adjourned meeting of which notice is given, the Board may fix and specify in the notice of meeting or adjourned meeting or in any document sent to Shareholders by or on behalf of the Board in relation to the meeting, a time and date (“Record Date”) which is not more than sixty (60) days before the date fixed for the meeting (“Meeting Date”) nor less than twenty (20) Business Days before the Meeting Date and, notwithstanding any provision in these Bye-Laws to the contrary, in such case:

(a)

each person entered in the Register or another register designated by the Board, including the records of the Intermediary at the Record Date as a Shareholder, or a Shareholder of the relevant class, (“Record Date Holder”) shall be entitled to attend and to vote at the relevant meeting and to exercise all of the rights or privileges of a Shareholder, or a Shareholder of the relevant class, in relation to that meeting in respect of the shares, or the shares of the relevant class, registered in their name at the Record Date;

(b)

the Intermediary shall file a written statement, at such place and time as specified in the notice of meeting, for each person entered into their records at the Record Date as a Shareholder, stating that that the person named therein is entitled through the Intermediary to the number of shares stated and that such person will retain such entitlement until the end of the meeting;

(c)

as regards any shares, or shares of the relevant class, which are registered in the name of a Record Date Holder at the Record Date but are not so registered at the Meeting Date (“Relevant Shares”), each holder of any Relevant Shares at the Meeting Date shall be deemed to have irrevocably appointed that Record Date Holder as their proxy for the purpose of attending and voting in respect of those Relevant Shares at the Relevant Meeting (with power to appoint, or to authorise the appointment of, some other person as proxy), in such manner as the Record Date Holder in their absolute discretion may determine; and

(d)

accordingly, except through their proxy pursuant to Bye-Law 35.2(c) above, a holder of Relevant Shares at the Meeting Date shall not be entitled to attend or to vote at the Relevant Meeting, or to exercise any of the rights or privileges of a Shareholder, or a Shareholder of the relevant class, in respect of the Relevant Shares at that meeting.

35.3

The Board may resolve that the entry of the name of a person in the Register or another register designated by the Board, including the records of an Intermediary at the Record Date as a Record Date Holder shall be sufficient evidence of their appointment as proxy in respect of any Relevant Shares for the purposes of this Bye-Law, but all the provisions of these Bye-Laws relating to the execution and deposit of an instrument appointing a proxy or any ancillary matter (including the Board’s powers and discretions relevant to such matter) shall apply to any instrument appointing any person other than the Record Date Holder as proxy in respect of any Relevant Shares.

35.4

The Board may from time to time make such arrangements for the purpose of controlling the attendance at any meeting, whether involving the issue of tickets or the imposition of some means of registration, including without limitation procedures for registration for shares held within the Dutch Statutory Giro System, or otherwise, as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them.

36.	ACCOUNTING RECORDS

36.1	The financial year shall be the calendar year.

36.2	At every annual general meeting, the Board shall present Shareholders with the annual accounts to be discussed during the meeting.

36.3

The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company’s affairs and to show and explain its transactions, in accordance with the Companies Act.

36.4

The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors, provided that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three (3) month period. No Shareholder (other than an Officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by Resolution.

36.5

A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Act.

37.	AUDIT

Save and to the extent that an audit is waived in the manner permitted by the Companies Act, Auditors shall be appointed by Resolution on proposal of the Board, and their duties regulated in accordance with the Companies Act, any other applicable law and such requirements not inconsistent with the Companies Act as the Board may from time to time determine.

38.	SERVICE OF NOTICES AND OTHER DOCUMENTS

38.1

Any notice or other document (including but not limited to a share certificate, any notice of a general meeting of the Company, any instrument of proxy and any document to be sent in accordance with Bye-Law 36.5) may be sent to, served on or delivered to any Shareholder by the Company:

(a)	personally;

(b)	sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at their address as appearing in the Register;

(c)	by sending it by courier to or leaving it at the Shareholder’s address appearing in the Register;

(d)

where applicable, by sending it by email or facsimile or other mode of representing or reproducing words in a legible and non-transitory form or by sending an Electronic Record of it by electronic means, in each case to an address, account or number supplied by such Shareholder for the purposes of communication in such manner; or

(e)

by publication of an Electronic Record of it on a website and notification of such publication (which shall include the address of the website, the place on the website where the document may be found, and how the document may be accessed on the website) by at least one of the other methods set out in paragraphs 38.1(a), 38.1(b), 38.1(c) or 38.1(d) of this Bye-Law, in accordance with the Companies Act.

In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders.

38.2	Any notice or other document shall be deemed to have been served on or delivered to any Shareholder by the Company:

(a)	if sent by personal delivery, at the time of delivery;

(b)	if sent by post, forty-eight (48) hours after it was put in the post;

(c)	if sent by courier or facsimile, twenty-four (24) hours after sending;

(d)	if sent by email or other mode of representing or reproducing words in a legible and non- transitory form or as an Electronic Record by electronic means, twelve (12) hours after sending; or

(e)	if published as an Electronic Record on a website, at the time that the notification of such publication shall be deemed to have been delivered to such Shareholder,

and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed and stamped and put in the post, published on a website in accordance with the Companies Act and the provisions of these Bye-Laws, or sent by courier, facsimile, email or as an Electronic Record by electronic means, as the case may be, in accordance with these Bye-Laws.

38.3

Each Shareholder and each person becoming a Shareholder subsequent to the adoption of these Bye-Laws, by virtue of its holding or its acquisition and continued holding of a share, as applicable, shall be deemed to have acknowledged and agreed that any notice or other document (excluding a share certificate) may be provided by the Company by Electronic Record or by way of accessing them on a website instead of being provided by other means.

38.4

Save as otherwise provided, the provisions of these Bye-Laws as to service of notices and other documents on Shareholders shall mutatis mutandis apply to service or delivery of notices and other documents to the Company or any Director, or a Resident Representative pursuant to these Bye-Laws.

39.	DESTRUCTION OF DOCUMENTS

The Company shall be entitled to destroy all instruments of transfer of shares which have been registered and all other documents on the basis of which any entry is made in the register at any time after the expiration of seven (7) years from the date of registration thereof and all dividends mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two (2) years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one (1) year from the date of cancellation thereof and all paid dividend warrants and cheques at any time after the expiration of one (1) year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one (1) year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one (1) month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(a)	the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b)

nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Bye- Law; and

(c)	references herein to the destruction of any document include references to the disposal thereof in any manner.

40.	UNTRACED SHAREHOLDERS

40.1

The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a Shareholder or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that:

(a)	during a period of five (5) years, no dividend in respect of those shares has been claimed and at least three (3) cash dividends have become payable on the share in question;

(b)

on or after expiry of that period of five (5) years, the Company has inserted an advertisement in a newspaper circulating in the area of the last registered address at which service of notices upon the Shareholder or person entitled by transmission may be effected in accordance with these Bye-Laws and in a national newspaper published in the relevant country, giving notice of its intention to sell such shares:

(c)

during that period of five (5) years and the period of three (3) months following the publication of such advertisement, the Company has not received any communication from such Shareholder or person entitled by transmission; and

(d)

if so required by the rules of any securities exchange upon which the shares in question are listed for the time being, notice has been given to that exchange of the Company’s intention to make such sale.

40.2

If during any five (5) year period referred to in Bye-Law 40.1 above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Bye-Law (other than the requirement that they be in issue for five (5) years) have been satisfied in regard to the further shares, the Company may also sell the further shares.

40.3

To give effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or some person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall their title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

40.4

The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Shareholder or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the Board from time to time thinks fit.

41.	WINDING UP

The

Board may decide to wind up the Company, provided that the winding-up is approved at a subsequent general meeting of the Company by Resolution. If the Company shall be wound up, the liquidator may, with the sanction of a Resolution and any other sanction required by the Companies Act, divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

42.	INDEMNITY AND INSURANCE

42.1

Subject to the provision below, every Indemnified Person shall be indemnified and held harmless out of the assets of the Company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs including defence costs incurred in defending any legal proceedings whether civil or criminal and expenses properly payable) incurred or suffered by him by or by reason of any act done, conceived in or omitted in the conduct of the Company’s business or in the discharge of their duties and the indemnity contained in this Bye- Law shall extend to any Indemnified Person acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election provided always that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Act.

42.2	No Indemnified Person shall be liable to the Company for the acts, defaults or omissions of any other Indemnified Person.

42.3

To the extent that any Indemnified Person is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relevant indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

42.4

Each Shareholder and the Company agree to waive any claim or right of action they or it may at any time have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person or the failure of such Indemnified Person to take any action in the performance of their duties with or for the Company provided however that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Indemnified Person or to recover any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.

42.5

The Company shall advance moneys to any Indemnified Person for the costs, charges, and expenses incurred by the Indemnified Person in defending any civil or criminal proceedings against him, on condition and receipt of an undertaking in a form satisfactory to the Company that of the Indemnified Person shall repay such portion of the advance attributable to any claim of fraud or dishonesty if such a claim is proved against the Indemnified Person provided that no monies shall be paid hereunder unless payment of the same shall be authorised in the specific case upon a determination that indemnification of the Director or Officer would be proper in the circumstances because they have met the standard of conduct which would entitle him to the indemnification thereby provided and such determination shall be made:

(a)	by the Board, by a majority vote at a meeting duly constituted by a quorum of Directors not party to the proceedings or matter with regard to which the indemnification is, or would be, claimed;

(b)	in the case such a meeting cannot be constituted by lack of a disinterested quorum, by an independent legal counsel in a written opinion; or

(c)	the Shareholders by Resolution.

42.6

Without prejudice to the provisions of this Bye-Law, the Board shall have the power to purchase and maintain insurance for or for the benefit of any Indemnified Person or any persons who are or were at any time Directors, Officers, employees of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company or any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

43.	CHANGE IN THE IDENTITY OR CHARACTER OF THE COMPANY

Notwithstanding any other provisions of these Bye-Laws, the sanction of Resolution is required for resolutions of the Board entailing a significant change in the identity or character of the Company or its business, in any case concerning:

(a)	the transfer of (nearly) the entire business of the Company to a third party;

(b)

entering into or terminating a long-term cooperation between the Company or a Subsidiary of the Company and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for the Company; and

(c)

acquiring or disposing of a participation in the capital of a company if the value of the participation to be acquired or disposed is at least one third of the sum of the assets of the Company according to its balance sheet and explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet and explanatory notes according to the last adopted annual accounts of the Company, by the Company or a Subsidiary of the Company.

44.	AMALGAMATION AND MERGER

Any resolution proposed for consideration at any general meeting to approve the amalgamation or merger of the Company with any other company, wherever incorporated, shall require the approval of:

(a)	the Board; and

(b)	the Shareholders by Resolution.

45.	CONTINUATION

Subject to the Companies Act, the Company may with the approval of: (a) the Board; and

(b)	the Shareholders by Resolution, approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda.

46.	ALTERATION OF BYE-LAWS AND MEMORANDUM OF ASSOCIATION

Subject to the provisions of these Bye-Laws, these Bye-Laws and the Memorandum of Association of the Company may be revoked or amended from time to time only by resolution of the Board, but no such revocation or amendment shall be operative unless and until it is approved at a subsequent general meeting of the Company by Resolution.

Annex V Memorandum of Association

FORM No. 2d

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF CONTINUANCE OF COMPANY LIMITED BY SHARES

Section 132C(2)

MEMORANDUM OF CONTINUANCE OF

Aegon Ltd.

(hereinafter referred to as “the Company”)

1.	The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2.	The Company is an exempted company as defined by the Companies Act 1981.

3.	The authorised share capital of the Company is €720,000,000.00 divided into 4,000,000,000 common shares of €0.12 each and 2,000,000,000 common shares B of €0.12 each.

4.	The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding N/A in all, including the following parcels: -

Not applicable.

5.	Details of Incorporation:

The Company was incorporated under the laws of The Netherlands on 23 May 1969 under the name Eerste Nederlandsche Nillmij N.V.

The Company was continued into Luxembourg on [30 September] 2023 under the name Aegon S.A.

6.

The objects of the Company from the date of continuance are to incorporate, to acquire and alienate shares and interests in, to finance, to grant security for obligations of, to enter into general business relationships with, to manage, and to grant services to, legal entities and other entities, in particular those involved in the insurance business, and to do all that is connected therewith or which may be conducive thereto, all to be interpreted in the broadest sense.

7.	The following are provisions regarding the powers of the Company:

(i)	has the powers of a natural person;

(ii)	has the power to purchase its own shares in accordance with the provisions of Section 42A of the Companies Act 1981; and

(iii)	has the power to acquire its own shares to be held as treasury shares in accordance with the provisions of Section 42B of the Companies Act 1981.

Signed by duly authorised persons in the presence of at least one witness attesting the signature thereof: -

(Authorised persons)	(Witnesses)

Dated this                                                                                           day of